Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

DREAM FINDERS HOMES, INC.,

Bulldogs Merger Sub, Inc.

and

BEAZER HOMES USA, INC.

Dated as of August 6, 2026

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4.2	Authority, Execution and Delivery; Enforceability	39
4.3	No Conflicts	40
4.4	[Reserved]	40
4.5	Litigation; Orders	40
4.6	Financing	40
4.7	Proxy Statement	42
4.8	Ownership of Merger Sub	42
4.9	Brokers	42
4.10	Stock Ownership	42
4.11	Solvency	43
4.12	Certain Arrangements	43
4.13	No Other Representations and Warranties	43

Article V Covenants		44

5.1	Conduct of Business by the Company Pending the Closing	44
5.2	Access to Information, Employees and Facilities; Confidentiality	49
5.3	No Solicitation	50
5.4	Company Meeting; Proxy Statement	54
5.5	Regulatory Filings; Consents	57
5.6	Employee Benefit Matters	60
5.7	Indemnification	63
5.8	Parent Agreements Concerning Merger Sub	65
5.9	Takeover Statutes; Rights Agreement	65
5.10	Section 16 Matters	65
5.11	Stockholder Litigation	66
5.12	Stock Exchange Delisting	66
5.13	Publicity	66
5.14	Company Indebtedness	66
5.15	Financing and Financing Cooperation	67
5.16	Notification of Certain Events	75
5.17	Certain Arrangements	75

Article VI Conditions to Consummation of the Merger		75

6.1	Conditions to Obligations of Each Party Under This Agreement	75
6.2	Conditions to Obligations of the Company Under This Agreement	76
6.3	Conditions to Obligations of Parent and Merger Sub Under This Agreement	76

Article VII Termination, Amendment and Waiver		77

7.1	Termination	77
7.2	Termination Fee	78
7.3	Effect of Termination	80

Article VIII Definitions		81

8.1	Certain Definitions	81
8.2	Terms Defined Elsewhere	96

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Article IX General Provisions		98

9.1	Fees and Expenses	98
9.2	Notices	98
9.3	Assignment	100
9.4	Severability	100
9.5	References	100
9.6	Construction	101
9.7	Amendment and Waiver	101
9.8	Complete Agreement	101
9.9	Third Party Beneficiaries	102
9.10	Waiver of Trial by Jury	102
9.11	Specific Performance	102
9.12	Counterparts	103
9.13	Governing Law	103
9.14	Consent to Jurisdiction	104
9.15	Non-Recourse	104
9.16	Disclosure Schedules	105
9.17	Survival	105
9.18	Waiver	105
9.19	Obligations of Parent, Merger Sub and the Company	105
9.20	Financing Parties	106

Exhibit A – Amended & Restated Certificate of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 6, 2026 (this “Agreement”), is made by and among DREAM FINDERS HOMES, INC., a Texas corporation (“Parent”), Bulldogs Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and BEAZER HOMES USA, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.1, and other capitalized terms used in this Agreement are defined in the Sections indicated in Section 8.2.

RECITALS

WHEREAS, the Company, Parent and Merger Sub desire to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and a wholly owned Subsidiary of Parent (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), pursuant to which each share of common stock, par value $0.001 per share, of the Company (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled or converted pursuant to Section 2.1(b) and Dissenting Shares, shall be converted into the right to receive the Merger Consideration;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously adopted resolutions (a) approving and declaring the advisability of this Agreement and Transactions, including the Merger, in accordance with the DGCL, (b) determining that this Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (c) approving the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, (d) subject to the terms of this Agreement, resolving to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and (e) directing that this Agreement be submitted to the stockholders of the Company at the Company Meeting for their adoption;

WHEREAS, the board of directors of Parent has, upon the terms and subject to the conditions set forth herein, approved and adopted this Agreement and the Transactions, including the Merger, and Parent, as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following execution of this Agreement, approving and adopting this Agreement;

WHEREAS, the board of directors of Merger Sub has approved and declared advisable this Agreement and declared it advisable for Merger Sub to consummate the Transactions, including the Merger;

WHEREAS, as a condition to the Company entering into this Agreement, and incurring the obligations set forth herein, and as an inducement and in consideration for the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Company is entering into a voting agreement with Parent pursuant to which, among other things, Parent has agreed, subject to the terms thereof, to vote all of Parent’s Shares in accordance with the terms of such voting agreement (the “Voting Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

Article I
The Merger

1.1            The Merger.

(a)            Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall be effected pursuant to the DGCL and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation. The Merger and other transactions contemplated by this Agreement are referred to herein as the “Transactions”.

(b)            At the Effective Time, (i) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as set forth in Exhibit A, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, and (ii) the parties shall take all actions reasonably necessary such that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation as of the Effective Time (except that references therein to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation), each until amended in accordance with applicable Law and consistent with the obligations set forth in Section 5.7.

(c)            The parties shall take all necessary action such that, at the Effective Time, the directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of or prior to the Effective Time shall become the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Company (other than such officers of the Company in respect of which Parent provides written notice to the Company prior to the Closing that such person shall not be an officer of the Surviving Corporation at the Effective Time) immediately prior to the Effective Time, from and after the Effective Time, shall continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.2            Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place (a) at 8:00 a.m., Eastern time, on the third (3rd) Business Day after satisfaction or waiver of all of the applicable conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), via electronic exchange of signature pages unless another time, date or place is agreed to in writing by the parties, or (b) at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.” On the Closing Date, Merger Sub and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time at which the Merger becomes effective hereinafter referred to as the “Effective Time”).

Article II
Conversion of Securities IN THE MERGER

2.1            Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a)            Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled or converted pursuant to Section 2.1(b) or Dissenting Shares, shall be converted automatically into the right to receive $33.50 per Share (the “Merger Consideration”), payable to the holder in cash, without interest, subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, upon surrender of the Certificates or Book-Entry Shares in accordance with Section 2.2. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.2. For the avoidance of doubt, Company RSAs shall be cancelled and converted pursuant to Section 2.4(b), and shall not be converted into the right to receive the Merger Consideration pursuant to this Section 2.1(a).

(b)            Cancellation of Treasury Shares and Parent-Owned Shares; Conversion of Certain Shares. Each Share held by the Company as treasury stock or held directly by Parent or Merger Sub, in each case, immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof. Each Share issued and outstanding immediately prior to the Effective Time that is held by any direct or indirect wholly owned Subsidiary of the Company or by any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) will automatically be converted into such number of validly issued, fully paid and nonassessable shares of common stock, par value $0.001 per share, of the Surviving Corporation, or fraction thereof, such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Effective Time.

(c)            Merger Sub Equity Interests. At the Effective Time, each issued and outstanding share of common stock, par value $0.001 per share, of Merger Sub shall be automatically converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation.

2.2            Payment for Securities; Surrender of Certificates.

(a)            Paying Agent. At or prior to the Effective Time, Parent shall designate Equiniti Trust Company, LLC to act as the paying agent for purposes of effecting the payment of the Merger Consideration in connection with the Merger in accordance with this Article II (the “Paying Agent”). Subject to the satisfaction or waiver of the closing conditions set forth in Article VI, Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent a cash amount that is sufficient to pay the aggregate Merger Consideration to which holders of Shares shall be entitled at the Effective Time pursuant to this Agreement. In the event such deposited funds are insufficient to make the payments contemplated pursuant to Section 2.1 (including in the event Dissenting Shares lose their status as such and the portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.2(a) to pay for such Dissenting Shares has been returned to the Surviving Corporation pursuant to Section 2.2(d)), Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Paying Agent has sufficient funds to make such payments. Such funds shall be invested by the Paying Agent if and as directed by Parent, pending payment thereof by the Paying Agent to the holders of the Shares in accordance with this Article II; provided, however, that any such investments shall be in obligations of, or guaranteed by, the United States government or rated A-1 or P-1 or better by Moody’s Investor Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available) or money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing, and that no such investment or loss thereon shall affect the amounts payable to the holders of Shares pursuant to this Article II. Earnings from such investments shall be the sole and exclusive property of Parent or the Surviving Corporation, as Parent directs, and no part of such earnings shall accrue to the benefit of holders of Shares.

(b)            Procedures for Surrender.

(i)            Certificates. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Shares represented by certificates (the “Certificates”), which Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, in customary form, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form as Parent, the Company and the Paying Agent shall reasonably agree; and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(e)) in exchange for payment of the Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(e)) to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, the Paying Agent or such other agent, in accordance with the letter of transmittal and instructions, shall transmit to the holder of such Certificates the Merger Consideration for each Share formerly represented by such Certificates (subject to any withholding of Taxes required by applicable Law as provided in Section 2.5), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of Parent or the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, except for Certificates representing Dissenting Shares, which shall be deemed to represent with respect to such Dissenting Shares only the right to receive payment of the fair value of such Shares in accordance with and solely to the extent provided by Section 262 of the DGCL.

(ii)            Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Paying Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a). In lieu thereof, each holder of one or more Book-Entry Shares held through The Depository Trust Company whose Shares were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share a cash amount in immediately available funds equal to the Merger Consideration (subject to any withholding of Taxes required by applicable Law as provided in Section 2.5), and such Book-Entry Shares of such holder shall be cancelled. As soon as practicable after the Effective Time (and in no event later than three (3) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company: (A) a letter of transmittal, in customary form, which shall be in such form as Parent, the Company and the Paying Agent shall reasonably agree; and (B) instructions for returning such letter of transmittal in exchange for the Merger Consideration. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds equal to the Merger Consideration (subject to any withholding of Taxes required by applicable Law as provided in Section 2.5), and such Book-Entry Shares so surrendered shall at the Effective Time be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares so surrendered shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Agreement, except for Book-Entry Shares representing Dissenting Shares, which shall be deemed to represent the right to receive payment of the fair value of such Shares in accordance with and solely to the extent provided by Section 262 of the DGCL.

(c)            Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)            Termination of Fund; Abandoned Property; No Liability. Any portion of the funds (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the first anniversary of the Effective Time will be returned to the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, upon demand, and any such holder who has not surrendered its Certificates or Book-Entry Shares for the Merger Consideration in accordance with Section 2.2(b) prior to such time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, in respect of such holder’s surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b). Any portion of the Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation or an affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Merger Sub, the Surviving Corporation, the Paying Agent or their respective affiliates will be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.2(a) to pay for Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation upon demand.

(e)            Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a). Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in a reasonable sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.3            Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to, and has properly exercised and perfected his, her or its demand for appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but such Dissenting Shares shall be cancelled and cease to exist and the holders of such Dissenting Shares shall only be entitled to receive for such Shares such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder fails to perfect or otherwise waives, withdraws or loses his, her or its right to appraisal and payment under Section 262 of the DGCL (whether occurring before, at or after the Effective Time) with respect to any Dissenting Shares, such Dissenting Shares shall thereupon be deemed to have been converted as of the Effective Time into and shall be exchangeable solely for the right to receive the Merger Consideration pursuant to Section 2.1(a) (to be paid in accordance with Section 2.2), without any interest thereon and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, and such Shares shall no longer be deemed to be Dissenting Shares. The Company shall give Parent prompt notice and copies of any demands for appraisal of any Shares, withdrawals or attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights of appraisal. Parent shall have the right to direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise, any such demands, waive any failure to timely deliver a written demand for appraisal under the DGCL, approve any withdrawal of any such demands or propose or otherwise agree to do any of the foregoing.

2.4            Treatment of Company Awards.

(a)            Company Options. Immediately prior to the Effective Time, each Company Option, to the extent then unexercised, shall, automatically and without any required action on the part of the holder thereof, become immediately vested and be cancelled and shall only entitle the holder of such Company Option to receive an amount in cash, without interest, equal to: (x) the total number of Shares subject to such Company Option; multiplied by (y) the excess, if any, of the Merger Consideration over the exercise price per share under such Company Option, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Option which has a per share exercise price that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b)            Company RSAs. Except as provided by Section 5.1 of the Company Disclosure Schedule, immediately prior to the Effective Time, each Company RSA shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right of the holder of such Company RSA to receive an amount in cash, without interest, equal to (x) the aggregate number of Shares subject to such Company RSA immediately prior to the Effective Time, multiplied by (y) the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(c)            Company Performance-Based RSAs. Immediately prior to the Effective Time, each Company Performance-Based RSA shall, automatically and without any action on the part of the holders thereof, be cancelled and converted into the right of the holder of such Company Performance-Based RSA to receive an amount in cash, without interest, equal to (x) the total number of Shares subject to such Company Performance-Based RSA immediately prior to the Effective Time (with the performance conditions for any uncompleted periods applicable to such Company Performance-Based RSA deemed achieved at target level), multiplied by (y) the Merger Consideration, less applicable Taxes required to be withheld with respect to such payment.

(d)            Company Performance-Based Cash Awards. Immediately prior to the Effective Time, each Company Performance-Based Cash Award shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right of the holder of such Company Performance-Based Cash Award to receive an amount in cash, without interest, equal to the value of the Company Performance-Based Cash Award (with the performance conditions for any uncompleted periods applicable to such Company Performance-Based Cash Award deemed achieved at target level), less applicable Taxes required to be withheld with respect to such payment.

(e)            Termination of the Company Equity Plan. As of the Effective Time, the Company Equity Plan shall immediately terminate and no further Company Awards or other awards or rights with respect to Shares shall be granted thereunder.

(f)            Board Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take such other actions as are reasonably necessary to effect the transactions described in this Section 2.4.

(g)            Payment for Company Awards. At or prior to the Effective Time, Parent will deposit (or cause to be deposited) with the Company by wire transfer of immediately available funds, the aggregate amount owed to holders of Company Options, Company RSAs, Company Performance-Based RSAs and Company Performance-Based Cash Awards (prior to giving effect to any required Tax withholdings as provided in Section 2.5). As promptly as reasonably practicable following the Effective Time, but in no event later than the later of (i) the Surviving Corporation’s first regularly scheduled payroll following the Effective Time and (ii) ten (10) Business Days following the Effective Time, the applicable former holders of Company Options, Company RSAs, Company Performance-Based RSAs and Company Performance-Based Cash Awards will receive a payment from the Surviving Corporation, through its payroll system or payroll provider (or with respect to former non-employee directors of the Company, through the Surviving Corporation’s accounts payable department), of all amounts required to be paid to such former holders in respect of the Company Options, Company RSAs, Company Performance-Based RSAs and Company Performance-Based Cash Awards that were cancelled and converted pursuant to Sections 2.4(a), 2.4(b), 2.4(c) and 2.4(d), as applicable (after giving effect to any required Tax withholdings as provided in Section 2.5). Notwithstanding the foregoing, if any payment owed to a holder of Company Options, Company RSAs, Company Performance-Based RSAs or Company Performance-Based Cash Awards pursuant to Sections 2.4(a), 2.4(b), 2.4(c) and 2.4(d), as applicable, cannot be made through the Surviving Corporation’s payroll system or payroll provider (or with respect to former non-employee directors of the Company, accounts payable), then the Surviving Corporation will issue a check for such payment to such holder (less applicable withholding Taxes), which check will be sent by courier to such holder at the address specified on such holder’s Form W-9 submitted to the Surviving Corporation promptly following the Effective Time (but in no event later than the later of (i) the Surviving Corporation’s first regularly scheduled payroll following the Effective Time and (ii) ten (10) Business Days following the Effective Time).

2.5            Withholding Rights. The Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent, as the case may be, shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts otherwise payable pursuant to this Agreement such amounts as they determine are required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of applicable Law. To the extent that amounts are so deducted or withheld and paid to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

2.6            Adjustments. In the event that, between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of Equity Interests convertible into or exchangeable for Shares), recapitalization, reclassification, combination, exchange of shares or other similar event (in each case, other than with respect to the rights under the Rights Agreement becoming exercisable as a result of Parent or any of its affiliates or other Representatives becoming an “Acquiring Person” (as defined in the Rights Agreement)), the Merger Consideration shall be equitably adjusted to reflect such event and to provide to holders of Shares and Company Awards the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.6 shall be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to Section 5.1 or is otherwise prohibited or restricted by any other provision of this Agreement.

2.7            Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, the Company and otherwise) to take such action.

Article III
Representations and Warranties of the Company

Except (x) as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), subject to Section 9.16, or (y) as otherwise disclosed in the Company SEC Documents filed and publicly available at least two (2) Business Days prior to the date of this Agreement (other than any risk factor disclosures (excluding statements of historical fact) in any such Company SEC Document contained in the “Risk Factors” section thereof or other similarly cautionary, forward-looking or predictive statements in such Company SEC Document) (provided that this clause (y) shall not apply to any of the representations and warranties set forth in Section 3.2, clause (b) of the first sentence of Section 3.6 or any of the Company Fundamental Representations), the Company hereby represents and warrants to Parent and Merger Sub that:

3.1            Corporate Organization.

(a)            The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own its properties and conduct its business as presently conducted and is duly qualified to do business and in good standing in each jurisdiction where its business requires such qualification, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The copies of the Company Charter and the Company By-Laws, as most recently filed with the Company SEC Documents, are true, complete and correct copies of such documents as in effect as of the date of this Agreement and such documents are in full force and effect. The Company is not in violation of any of the provisions of the Company Charter or the Company By-Laws.

(b)            None of the Company’s Subsidiaries is in violation in any material respect of any provision of its organizational or governing documents. Each Subsidiary of the Company is a corporation or other legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of the jurisdiction of its formation and has all requisite corporate or similar power and authority to own its properties and conduct its business as presently conducted, except where the failure to be so organized, existing or in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and in good standing in each jurisdiction where its business requires such qualification, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2            Capitalization.

(a)            The authorized capital stock of the Company consists of sixty-three million (63,000,000) Shares and five million (5,000,000) shares of preferred stock, par value $0.01 per share (“Preferred Stock”). As of August 4, 2026 (the “Capitalization Date”), (i) 26,343,437 Shares (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, of which 543,323 Shares were issued as Company RSAs (for the avoidance of doubt, not including Company Performance-Based RSAs), (ii) 22,411 Shares were subject to Company Options, (iii) 336,186 Shares were issued as Company Performance-Based RSAs (at the target level for the applicable performance goals), (iv) 630,518 Shares were held in the treasury of the Company, and (v) no shares of Preferred Stock were issued and outstanding.

(b)            Except as set forth in Section 3.2(a) and other than as provided in the Company Equity Plan or in the Rights Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character (including any shareholders agreements, voting trusts, proxies or other similar agreements or any obligations requiring the registration for sale of any shares of capital stock or other voting or equity interests) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company or any of its Subsidiaries to issue or sell any shares of the Company’s capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company. Since the Capitalization Date and prior to the date of this Agreement, except for the issuance of Shares under the Company Equity Plan in accordance with its terms, the Company has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance in respect of the Company Equity Plan.

(c)            Section 3.2(c) of the Company Disclosure Schedule sets forth a true and complete list, as of the Capitalization Date, with respect to each outstanding Company Award, of (i) the holder thereof, (ii) the grant date thereof, (iii) the type thereof, (iv) the total number of Shares subject thereto (assuming for this purpose that all performance goals applicable to Company Performance-Based RSAs are achieved at the target level), (v) with respect to each Company Performance-Based RSA, the maximum number of Shares that may be earned thereunder and (vi) with respect to each Company Option, the exercise price thereof. Accurate and complete copies of the standard grant agreement evidencing the Company Awards and each grant agreement evidencing each Company Award that is not consistent in any material respect with the standard agreement have been made available to Parent. All Shares subject to issuance under the Company Equity Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All Company Awards have been granted in compliance, in all material respects, with applicable Law and the terms of the applicable Company Equity Plan. Except for the Company Charter and the Rights Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of, or (E) granting any preemptive or antidilutive right with respect to, any Shares or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries.

(d)            Section 3.2(d) of the Company Disclosure Schedule sets forth a complete list of each Subsidiary of the Company, together with its jurisdiction of organization or incorporation and the ownership interest (and percentage interest) of the Company or its Subsidiaries, in such Subsidiary. The Company and its Subsidiaries own, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Subsidiaries of the Company, free and clear of any Liens other than transfer and other restrictions under applicable securities Laws, and all of such outstanding shares of stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. There are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound relating to the issued or unissued capital stock or other Equity Interests of a Subsidiary of the Company, or securities convertible into or exchangeable for such capital stock or other Equity Interests of such Subsidiary, or obligating the Company or any Subsidiary of the Company to issue or sell any shares of a Subsidiary’s capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, such Subsidiary. No Subsidiary of the Company owns any Shares or any capital stock of, or other Equity Interests in, the Company. Other than in a Subsidiary of the Company, neither the Company nor any Subsidiary of the Company owns or holds any Equity Interest in any Person.

(e)            Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, or other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

3.3            Authority; Execution and Delivery; Enforceability.

(a)            The Company has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions, subject to the receipt of the Requisite Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and assuming the accuracy of the representations set forth in the first sentence of Section 4.10. The execution and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein, and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, and subject to receipt of the Requisite Company Stockholder Approval and assuming the accuracy of the representation set forth in the first sentence of Section 4.10, no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize this Agreement or the consummation by the Company of the Transactions. The Company has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement and the accuracy of the representation set forth in the first sentence of Section 4.10, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable Laws affecting the enforcement of creditors’ rights generally or by general equitable principles (whether considered in a proceeding at law or in equity).

(b)            The Company Board, at a meeting duly called and held at which all directors of the Company Board were present, duly and unanimously adopted resolutions (i) approving and declaring the advisability of this Agreement and the Transactions, including the Merger, in accordance with the DGCL, (ii) determining that this Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company’s stockholders, (iii) approving the execution, delivery and performance of this Agreement, the Voting Agreement and the consummation of the Transactions, (iv) subject to the terms of this Agreement, resolving to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement (the “Company Board Recommendation”) and (v) directing that this Agreement be submitted to the stockholders of the Company at the Company Meeting for adoption, which resolutions, except as permitted by Section 5.3, have not been subsequently rescinded, withdrawn or modified.

(c)            Assuming the accuracy of the representation set forth in the first sentence of Section 4.10, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Law are not applicable to this Agreement and the Transactions, including the Merger. No other takeover, anti-takeover, business combination, “fair price,” control share acquisition or similar Law applies to the Merger or the other Transactions. Assuming the accuracy of the representation set forth in the second sentence of Section 4.10, the Company Board has taken all necessary action to render the Rights Agreement inapplicable to this Agreement, the Merger and the other Transactions. Assuming the accuracy of the representation set forth in the first sentence of Section 4.10, the only vote of holders of any class or series of Shares or other Equity Interests of the Company necessary to adopt this Agreement is the Requisite Company Stockholder Approval. Assuming the accuracy of the representation set forth in the first sentence of Section 4.10, no other vote of the holders of Shares or any other Equity Interests of the Company is necessary to consummate the Transactions.

3.4            No Conflicts; Governmental Consents.

(a)            The execution and delivery of this Agreement does not and will not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, directly or indirectly (with or without notice or lapse of time, or both), (i) assuming the Requisite Company Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter or the Company By-Laws, (ii) assuming the Requisite Company Stockholder Approval is obtained, conflict with or violate any provision of any organizational documents of any Subsidiary of the Company, (iii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained, that all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, that the Requisite Company Stockholder Approval is obtained, and the accuracy of the representation set forth in the first sentence of Section 4.10, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iv) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (except a Permitted Lien) on any property or asset of the Company or any of its Subsidiaries pursuant to, any Contract or Permit to which the Company or any of its Subsidiaries is party (or by which any of their respective properties or assets are bound), except, with respect to clauses (ii), (iii) and (iv), for any such conflicts, violations, breaches, defaults or other occurrences which (A) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (B) would not reasonably be expected, individually or in the aggregate, to material delay or materially impair the consummation by the Company of the Merger.

(b)            The execution and delivery of this Agreement by the Company does not and will not, and the consummation by the Company of the Merger, the other Transactions and the transactions contemplated by the Voting Agreement and compliance by the Company with any of the terms or provisions hereof and thereof will not (in each case with or without notice or lapse of time, or both), require any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, except (i) under the Exchange Act, (ii) under the rules and regulations of the NYSE, (iii) under any applicable requirements of any Antitrust Laws or Other Required Filings, (iv) the filing and recordation of the Certificate of Merger as required by the DGCL and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.5            SEC Documents; Financial Statements; Undisclosed Liabilities.

(a)            The Company has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since October 1, 2023, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC since October 1, 2023, as they have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). None of the Subsidiaries of the Company is required to file any periodic reports with the SEC.

(b)            As of its respective filing date (or, if amended or superseded prior to the date of this Agreement, on the date of the last such filing), each Company SEC Document complied as to form in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case when filed or furnished, or with respect to any proxy statement filed pursuant to the Exchange Act, on the date of the applicable meeting. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Documents. There has been no material correspondence between the SEC and the Company since October 1, 2023 that is not set forth in the Company SEC Documents or that has not otherwise been disclosed to Parent prior to the date hereof.

(c)            The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) (the “Company SEC Financial Statements”) (i) fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company SEC Financial Statements, and (ii) were prepared in accordance with GAAP (as in effect in the United States on the date of such Company SEC Financial Statements) as applied by the Company on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), subject, in the case of interim Company SEC Financial Statements, to normal year-end adjustments that are not material in amount or nature and the absence of notes.

(d)            The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Company SEC Documents. The Company maintains disclosure controls and procedures required and as defined by Rule 13a-15 or Rule 15d-15 under the Exchange Act, which such controls and procedures are reasonably designed to ensure that all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Company SEC Documents.

(e)            The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and sufficient to provide reasonable assurance regarding the reliability of financial reporting for the Company and its Subsidiaries for external purposes in accordance with GAAP. Since October 1, 2024, to the Knowledge of the Company, there have been no significant deficiencies or material weaknesses identified in management’s assessment of internal control over financial reporting or any fraud, whether or not material, related to the Company, its Subsidiaries or their respective businesses or that involves the management or other employees of the Company or any of its Subsidiaries who have a significant role in the Company’s internal control over financial reporting or disclosure controls and procedures.

(f)            The Company and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company SEC Financial Statements, (iii) for liabilities and obligations incurred pursuant to the Transactions, (iv) for liabilities incurred that have been discharged or paid in full prior to the date of this Agreement and (v) for liabilities and obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6            Absence of Certain Changes or Events. Since October 1, 2025 through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, state of facts, circumstance, condition or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since October 1, 2025 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have required Parent’s consent pursuant to Section 5.1(b), 5.1(c), 5.1(d), 5.1(e), 5.1(f), 5.1(m), 5.1(n), 5.1(u) or 5.1(v) had the covenants therein applied since October 1, 2025.

3.7            Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company with respect to any statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein). The Proxy Statement will, at the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Meeting, comply as to form in all material respects with the requirements of the Exchange Act and other applicable Law.

3.8            Litigation; Orders. There are no, and since October 1, 2023, there have been no, Proceedings pending or, to the Knowledge of the Company, threatened against Company or any of its Subsidiaries or any of their respective officers or directors (in their capacities as such), at law or in equity, and none of the Company or any of its Subsidiaries or any of their respective officers or directors (in their capacities as such), is, or has been since such date, subject to any outstanding Order, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.9            Compliance with Laws; Permits.

(a)            The Company and each of its Subsidiaries are and have been since October 1, 2024 in compliance with all Laws (including the Gramm-Leach-Bliley Act, the Sarbanes-Oxley Act, the Fair Housing Act, the Real Estate Settlement Procedures Act and Regulation X thereunder, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau and the Federal Housing Finance Agency, Electronic Signatures in Global and National Commerce Act, the Homeowners Protection Act, Environmental Laws, employee benefits and labor Laws and all other applicable Laws relating to the provision of title insurance and home insurance) applicable to the Company or such Subsidiary or any of their respective properties or assets, except where such non-compliance has not had and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since October 1, 2023, none of the Company or its Subsidiaries has received any written communication from a Governmental Entity regarding non-compliance with Laws applicable to the Company or such Subsidiary or any of their respective properties or assets.

(b)            Other than with respect to the Insurance Laws, covered in Section 3.22, the Company and its Subsidiaries are and have been since October 1, 2023, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or Regulatory Agency or pursuant to any applicable Law necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any of its Subsidiaries has received any written notice from any Governmental Entity or Regulatory Agency threatening to suspend, revoke, withdraw or modify any such Company Permit.

(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since October 1, 2023, none of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any third party (including the Company’s or its Subsidiaries’ respective Representatives) acting on behalf of the Company or its Subsidiaries, has (i) taken any action in violation of any applicable Anti-Corruption Laws or Anti-Money Laundering Laws, or (ii) offered, authorized, provided or given (or made attempts at doing any of the foregoing) any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage.

3.10          Employee Benefit Plans.

(a)            Section 3.10(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each material Company Benefit Plan; provided, however, that Section 3.10(a) of the Company Disclosure Schedule need not list (i) individualized Contracts with respect to Company Awards that are consistent in all material respects with a standard form of award agreement under the Company Equity Plan, or (ii) individual employment, individual consulting, or management Contracts that are consistent in all material respects with a standard form of employment, individual consulting, or management agreement (as applicable), in each case; provided, that, the form of such agreement is referenced in Section 3.10(a) of the Company Disclosure Schedule and a list of the employees who are subject to each form of such agreement and their material relevant economic terms have been made available to Parent. For purposes of this Agreement, “Company Benefit Plan” means, each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock purchase, phantom stock, stock appreciation, restricted stock unit, stock option or other equity or equity-based compensation right or award, incentive, deferred compensation, retirement or supplemental retirement, severance, termination, employment, consulting, retention, change-in-control, profit sharing, vacation (or other paid time off benefit), cafeteria, dependent care, medical care, dental, vision, disability, life insurance or accident insurance plans, programs or arrangements, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current or former Service Providers (or any current or former dependent or beneficiary thereof) of the Company or any of its Subsidiaries or any of their ERISA Affiliates that is contributed to, sponsored or maintained by the Company or any of its Subsidiaries or pursuant to which the Company or any of its Subsidiaries has any obligation or liability (whether actual or contingent) other than any plan, policy, program, or arrangement which is required to be maintained by applicable Law. With respect to each material Company Benefit Plan, the Company has made available to Parent correct and complete copies of, in each case, to the extent applicable, (i) the most recent plan document and any amendments thereto (or, in the case of any unwritten Company Benefit Plan, a written description of the material terms thereof), the most recent summary plan description and any summaries of material modifications thereto, and the most recent trust agreement and any amendments thereto, (ii) the three (3) most recent Form 5500 annual reports, (iii) the three (3) most recent audited financial statements and actuarial valuations, (iv) all material filings and non-routine correspondence with any Governmental Entity made or received within the last three (3) years, (v) all material related insurance contracts and policies which implement each such Company Benefit Plan, and (vi) the most recent determination, advisory or opinion letter received from the IRS with respect to any Company Benefit Plan intended to be qualified under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries has made any commitment to establish or enter into any new plan, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof or to modify any Company Benefit Plan (except to the extent required by Law or to the extent such actions shall not cause a material increase in cost to the Company).

(b)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any of their respective ERISA Affiliates, and to the Knowledge of the Company no condition exists that is likely to cause the Company, its Subsidiaries or any of their ERISA Affiliates to incur any such liability; and (ii) all contributions or other material amounts payable by the Company or its Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP.

(c)            No Company Benefit Plan is, and none of the Company, its Subsidiaries, or any of their respective ERISA Affiliates contributes to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), or (v) a voluntary employee benefit association under Section 501(a)(9) of the Code.

(d)            No Company Benefit Plan provides material benefits, including death or medical benefits (whether or not insured), with respect to current or former Service Providers beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable U.S. state Law.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification and (ii) to the Knowledge of the Company, there are no existing circumstances or any events that would reasonably be expected to adversely affect the qualified status of any such plan.

(f)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been maintained, in all respects, in compliance with its terms and all Laws, (ii) no fiduciary (within the meaning of Section 3(3) of ERISA) with respect to any Company Benefit Plan has breached their fiduciary duties with respect thereto, and (iii) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Benefit Plan.

(g)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Proceedings pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Benefit Plan, or against any fiduciary or the assets thereof, and no Company Benefit Plan (or fiduciary thereof) is subject to any outstanding Order.

(h)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) could, (i) cause any payment to become due to any current or former Service Provider under any Company Benefit Plan or otherwise, (ii) materially increase any compensation or benefits otherwise payable to any current or former Service Provider under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such compensation or benefits, or (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan.

(i)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) could result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j)            Neither the Company nor any of its Subsidiaries is party to any “gross up” agreement with any Service Provider.

(k)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no compensation has been or would reasonably be expected to be includable in the gross income of any Service Provider under or by the operation of Section 409A of the Code.

(l)            Neither the Company nor any of its Subsidiaries is a party to or has any obligation to gross up, indemnify or otherwise reimburse any Person for excise Taxes, interest or penalties payable pursuant to Section 4999 of the Code or for additional Taxes, interest or penalties payable pursuant to Section 409A of the Code.

3.11          Labor Matters.

(a)            Neither the Company nor any of its Subsidiaries is bound by any collective bargaining agreement or other Contract with a labor union, works council, or similar labor organization (a “Labor Agreement”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is, or within the last three (3) years has been, subject to a pending or, to the Knowledge of the Company, a threatened labor strike, concerted work stoppage, walkout or lockout, or other similar material labor dispute. To the Knowledge of the Company, there are no, and within the last three (3) years there have not been, any pending or threatened union organizing activity or labor organizations representing or purporting to represent or seeking to represent the employees employed by the Company or any of its Subsidiaries. To the Knowledge of the Company, within the last three (3) years there have been no organizational campaigns, certification petitions with the National Labor Relations Board, or other unionization activities with respect to the formation of a collective bargaining unit made or threatened involving employees of the Company or any of its Subsidiaries.

(b)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since October 1, 2023, (i) to the Knowledge of the Company, no allegations of harassment, discrimination, sexual assault or sexual misconduct have been made involving any current or former employee at the level of Vice President at the corporate level or above, and (ii) neither the Company nor any of its Subsidiaries have entered into any settlement agreements to resolve allegations of harassment, discrimination, sexual assault or sexual misconduct by any current or former employee at the level of Vice President at the corporate level or above.

(c)            Neither the Company nor any of its Subsidiaries has any material liability for (i) any unpaid wages, salaries, wage premiums, commissions, bonuses, fees, or other compensation that have become due and payable to their current or former directors, officers, employees and individual independent contractors under applicable Law, Contract or policy of the Company or any of its Subsidiaries, and/or (ii) any outstanding fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

(d)            Within the past six months: neither the Company nor any of its Subsidiaries has implemented a “mass layoff” or “plant closing” (as defined by WARN or similar state or local Law) affecting any employees of the Company or any of its Subsidiaries.

(e)            To the Knowledge of the Company, all employees of the Company who work in the United States are authorized and have appropriate documentation to work in the United States.

3.12          Environmental Matters.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) are in compliance with all Environmental Laws and (ii) have obtained, maintain and timely applied for all Company Permits required under any Environmental Law (“Environmental Permits”) and the Company and its Subsidiaries are, and since October 1, 2023 have been, in compliance with such Environmental Permits.

(b)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no and there have been no Releases of Hazardous Substances with respect to Owned Real Property or Leased Real Property or any other location (including any other currently or formerly owned, leased or operated property or location used for the treatment, storage, disposal, recycling or other handling of Hazardous Substances), (ii) neither the Company nor any of its Subsidiaries has arranged, by written contract, agreement or otherwise, for the treatment, storage, transportation or disposal of Hazardous Substances, and (iii) no Hazardous Substances are present at, on, in or under any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, that would result in an Environmental Claim against or liability to the Company or any of its Subsidiaries.

(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no Environmental Claim, nor any third-party environmental investigation, is pending or threatened, alleging non-compliance by the Company or any of its Subsidiaries with respect to any Environmental Law or Environmental Permit or otherwise concerning or relating to the operations of the Company or any of its Subsidiaries that seeks to impose, or that is reasonably likely to result in the imposition of, any liability arising under any Environmental Law upon the Company or any of its Subsidiaries, and (ii) there are no liabilities of or relating to the Company or any of its Subsidiaries arising under or relating to any Environmental Law.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the execution of this Agreement nor the consummation of the Transactions will require any investigation or remediation activities or notice to or consent of any Governmental Entity or third party pursuant to any Environmental Law or with respect to Hazardous Substances.

(e)            The Company and its Subsidiaries have made available to Parent all non-privileged environmental audits and reports completed within three years of the date of this Agreement that are material to the Company and its Subsidiaries, taken as a whole, relating to the Company’s current material properties, facilities or operations (including any material property, facility or operation owned within the last three years and any property that Company or its Subsidiaries have foreclosed within the last three years or are in the process of foreclosing on) which are in their possession, in each case, to the extent that such audits, reports and other material environmental documents disclose the presence or suspected presence of Hazardous Substances on, at, or under the land, or in underlying soil or groundwater, that would be reasonably expected to result in an Environmental Claim.

3.13          Real Property; Title to Assets.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to the real property owned by the Company, any of its Subsidiaries or any Joint Venture (such property collectively, the “Owned Real Property”), (i) either the Company, one of its Subsidiaries or a Joint Venture has good and valid title to such Owned Real Property, free and clear of all Liens other than Real Estate Permitted Liens, (ii) there are no reversion rights, outstanding options or rights of first refusal in favor of any other Person to purchase, lease, occupy or otherwise utilize such Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the value of the Owned Real Property or its use by the Company, any of its Subsidiaries or any Joint Venture (or any successor in title to the Company, its Subsidiary or Joint Venture) for residential home building activities, (iii) none of the Company, its Subsidiaries nor Joint Ventures have, nor to the Knowledge of the Company has any predecessor-in-title to the Company, a Subsidiary of the Company or a Joint Venture, collaterally assigned or granted a security interest in the Owned Real Property except for the Real Estate Permitted Liens and other Liens that were discharged in full prior to the date of this Agreement, and (iv) all water, sewer, gas, electric, telephone and drainage facilities and all other utilities required by applicable Law or necessary for the current use and operation of the Owned Real Property are available to the boundaries of the Owned Real Property and are connected and operating pursuant to valid permits, or, with respect to Owned Real Property under development, will be available upon completion of development in accordance with applicable development plans and entitlements. None of the Company, any of its Subsidiaries or any Joint Venture has received notice of any pending, and to the Knowledge of the Company there is no pending or threatened in writing, material condemnation, eminent domain or rezoning proceeding, or any sale in lieu thereof, with respect to any Owned Real Property, except for dedications of roads or rights-of-way made as a result of the zoning, platting or development plans for such Owned Real Property.

(b)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to the real property subject to a Land Bank Contract or a Contract Development Parcel (such property collectively, the “Development Real Property”), (i) either the Company, one of its Subsidiaries or a Joint Venture has a good and valid contract to acquire such Development Real Property, free and clear of all Liens other than Real Estate Permitted Liens, (ii) there are no reversion rights, outstanding options or rights of first refusal in favor of any other Person to purchase, lease, occupy or otherwise utilize such Development Real Property or any portion thereof or interest therein that would reasonably be expected to materially adversely affect the value of the Development Real Property or its use by the Company, any of its Subsidiaries or any Joint Venture (or any successor in title to the Company, its Subsidiary or Joint Venture) for residential home building activities, (iii) none of the Company, its Subsidiaries nor Joint Ventures have, nor to the Knowledge of the Company has any predecessor-in-title to the Company, a Subsidiary of the Company or a Joint Venture, collaterally assigned or granted a security interest in the Development Real Property except for the Real Estate Permitted Liens and other Liens that were discharged in full prior to the date of this Agreement, and (iv) all water, sewer, gas, electric, telephone and drainage facilities and all other utilities required by applicable Law or necessary for the current use and operation of the Development Real Property are or will be available to the boundaries of the Development Real Property prior to acquisition of the Development Real Property and are or will be connected and operating pursuant to valid permits, or, with respect to Development Real Property under development, will be available upon completion of development in accordance with applicable development plans and entitlements. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or any Joint Venture has received notice of any pending, and to the Knowledge of the Company there is no pending or threatened in writing, material condemnation, eminent domain or rezoning proceeding, or any sale in lieu thereof, with respect to any Development Real Property, except for dedications of roads or rights-of-way made as a result of the zoning, platting or development plans for such Owned Real Property.

(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease, license, easement and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Leased Real Property”, and each such lease, sublease, license, easement or other agreement, a “Company Lease”), is valid, binding and in full force and effect, subject to application of any bankruptcy or other creditor’s rights laws and (ii) no uncured default on the part of the Company or, if applicable, a Subsidiary of the Company or, to the Knowledge of the Company, the landlord or other parties to such Company Lease exists or will exist with the giving of notice, the passage of time or both. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of any Company Lease applicable thereto, in all Leased Real Property, free and clear of all Liens, except for (I) Real Estate Permitted Liens and (II) conditions, covenants, encroachments, easements, restrictions and other encumbrances that do not adversely affect the use of the Leased Real Property by the Company or any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries has (x) received written notice of any pending, and to the Knowledge of the Company there is no pending or threatened in writing, material condemnation or eminent domain proceeding with respect to any Leased Real Property, (y) collaterally assigned or granted a security interest in the Leased Real Property except for Real Estate Permitted Liens and other Liens that were discharged in full prior to the date of this Agreement, or (z) received any written notice of any material default under a Company Lease and, to the Knowledge of the Company, no event has occurred and no condition exists that, with notice or lapse of time, or both, would constitute a material default by the Company or any of its Subsidiaries, as applicable, under any Company Lease.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except as budgeted for or contemplated in projections of future lot cost basis reflected in the budgets and projections made available to Parent, to the Knowledge of the Company, no Owned Real Property or Development Real Property is subject to any condition or obligation to any Governmental Entity or other Person requiring the owner or any transferee thereof to donate land, money, or other property or to make off-site public improvements.

(e)            To the Knowledge of the Company, all of the residential dwellings (which, for the avoidance of doubt, include residential homes, townhomes and condominium units), whether construction in process or complete, together with the associated lot (the “Housing Units”), improvements, and buildings on the Owned Real Property (i) were constructed in a good and workmanlike manner, (ii) are structurally sound, (iii) are in good operating condition and repair (none of which require any maintenance or repair, except for ordinary, routine maintenance and repair that are not material in nature or cost), (iv) are in compliance with all applicable Legal Requirements, (v) are in compliance with all set-backs, zoning laws, restrictive covenants, and other restrictions in the nature thereof, and (vi) are located within the boundary lines of the Owned Real Property and do not encroach upon the land of any adjacent owner (nor do any Housing Units, buildings, or improvements of any other Person encroach upon the Owned Real Property), in each case, except as would not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries. None of Company and each Subsidiary of the Company has received written notice that there is any material defect in or about the Housing Units, buildings, or improvements located on the Owned Real Property or any portion thereof. For purposes of this Section 3.13(e), “material defect” means any defect for which the cost to repair or restore such defect would reasonably be expected to exceed $50,000 as to any individual Housing Unit.

(f)            Except as would not be material to the Company and its Subsidiaries, taken as a whole, no developer-related fees, charges, community development district assessments, or other assessments for public improvements or otherwise made against the Owned Real Property, the Development Real Property, or any lots included within the Owned Real Property or the Development Real Property are currently due and unpaid, including those for construction of sewer lines, water lines, storm drainage systems, electric lines, natural gas lines, and streets (including perimeter streets), roads and curbs, other than as may be required in the ordinary course of completing such project. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, excluding water and sewer tap fees and excluding building permit fees to be paid when future building permits are pulled, the Company, or the applicable Subsidiary, has paid in full all Taxes, Permits, subdivision assessments, homeowners’ association fees, condominium association fees, community development districts assessments, and other fees and assessments that relate to the Owned Real Property or the Development Real Property for periods prior to the Closing that are due and payable prior to or as of the Closing Date, and, to the Knowledge of the Company, has not received any written notice of increase, assessment, levy, or penalty with respect to any of the foregoing.

(g)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, none of the Owned Real Property or Development Real Property is located within a one hundred (100) year flood plain as identified by the Federal Emergency Management Agency that will affect the installation of a building pad or the construction of a Residential Unit on such Owned Real Property or Development Real Property consistent with the plans being used or proposed to be used by the Company or any Subsidiary of the Company in the applicable project.

(h)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no judgment, injunction, order, decree, statute, ordinance, rule, regulation, moratorium, or other action by or before a Governmental Entity exists or is pending or threatened in writing that restricts or would restrict the development or sale of Owned Real Property or Development Real Property or the development and construction of residential homes thereon, including, without limitation, any moratorium or rezoning action applicable to any of the Owned Real Property or Contract Property that would prohibit (i) the issuance of building permits for the construction of houses, or certificates of occupancy therefor, (ii) the purchase of sewer or water taps, (iii) the issuance of subdivision approvals, or (iv) the issuance of development permits.

(i)            No developer-related charges or assessments imposed by any Governmental Entity (or any other Person) for public improvements (or otherwise) against any Owned Real Property or Development Real Property, are unpaid (other than those reflected on the most recent Company SEC Financial Statements, and those incurred since the date of such Company SEC Financial Statements to the extent in the ordinary course of the Company’s business and consistent with past practice), except for such charges and assessments as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j)            There are no parties, other than the Company, any of its Subsidiaries or Joint Ventures, in possession of any portion of the Owned Real Property, and as of the date of the Agreement, other than in the ordinary course of business, none of the Company, any of its Subsidiaries or any Joint Venture has granted any Person any right to (i) purchase or acquire (other than pursuant to Home Sale Contracts entered into in the ordinary course of business) all or any portion of the Owned Real Property or the Contract Property, or (ii) use all or any portion of, the Owned Real Property or (with the exception of the seller thereof) the Contract Property.

(k)            The Company or one of its Subsidiaries has good and valid title to, or in the case of leased tangible assets, a valid leasehold interest in, all of its material tangible personal property, free and clear of all Liens other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted) and is sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted.

3.14          Tax Matters.

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)            The Company and its Subsidiaries have timely filed (taking into account any valid extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them, and all such Tax Returns are true, correct and complete.

(b)            (i) The Company and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them, whether or not shown on any Tax Returns, except to the extent any Taxes are being contested in good faith through appropriate proceedings and for which the financial statements of the Company and its Subsidiaries reflect adequate reserves, in accordance with GAAP, and (ii) there is no outstanding waiver or extension of any statute of limitations with respect to the assessment or collection of Taxes from the Company or any of its Subsidiaries which would remain in effect beyond the date of this Agreement.

(c)            The Company and its Subsidiaries have timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity and otherwise complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes (including information reporting requirements). All Persons engaged as employees or independent contractors by the Company or any of its Subsidiaries are properly classified as employees or independent contractors, as applicable, in accordance with the Code and applicable Tax Law.

(d)            There is no (i) Proceeding with respect to any Taxes of the Company or any Subsidiary that is pending or threatened in writing by any Governmental Entity, or (ii) deficiency for Taxes that has been assessed by any Governmental Entity against the Company or any of its Subsidiaries (and has not been fully satisfied and settled).

(e)            Within the last two (2) years, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution qualifying (or intended to qualify) under Section 355 of the Code (or so much of Section 356 as relates to Section 355).

(f)            None of the Company or any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary, group relief or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company or any of its Subsidiaries) for any taxable period, (ii) is or has been a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in commercial agreements not primarily related to Taxes, and other than any agreement or arrangement solely among the Company and its Subsidiaries), or (iii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor or otherwise by operation of Law.

(g)            There are no Liens in respect of or on account of Taxes upon any property or assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(h)            No claim has been made in writing by any Tax authority in a jurisdiction where the Company or any of its Subsidiaries has not filed Tax Returns or paid Taxes that the Company or any of its Subsidiaries is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction. Neither the Company nor any of its Subsidiaries is or has been subject to Tax in any jurisdiction other than its jurisdiction of incorporation by virtue of having a permanent establishment or other taxable presence in that jurisdiction.

(i)             Neither the Company nor any of its Subsidiaries is or will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting or adjustment pursuant to Section 481 or Section 263A of the Code (or any similar or analogous provision of state, local, or non-U.S. Law) for a taxable period ending on or before the Closing Date, (ii) installment sale, intercompany transaction, or open transaction made or entered into prior to the Closing, (iii) “excess loss account” within the meaning of the regulations under Section 1502 of the Code, existing as of immediately prior to the Closing, (iv) prepaid amount or deferred revenue received or realized at or prior to the Closing, or (v) “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar or analogous provision of state, local or non-U.S. Law) entered into at or prior to the Closing.

(j)            No rulings, administrative reliefs, requests for rulings or administrative relief, closing agreements or other written agreements, in each case with respect to Taxes, have been entered into with or issued by, or are requested or pending with, any Governmental Entity with respect to the Company or any of its Subsidiaries.

(k)            Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

3.15         Material Contracts.

(a)            Except for this Agreement and the Company Benefit Plans (which, for the Company Benefit Plans, shall not apply to Section 3.15(x)(v)), Section 3.15 of the Company Disclosure Schedule contains a complete and correct list of each Contract described below in this Section 3.15(a) to which the Company or any of its Subsidiaries is a party or bound, in each case as of the date of this Agreement (all Contracts of the type required to be disclosed in this Section 3.15(a), whether or not set forth in Section 3.15 of the Company Disclosure Schedule, being referred to herein as the “Material Contracts”):

(i)            each Contract that limits in any material respect the freedom of the Company, any of its Subsidiaries or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to (A) compete or engage (x) in any line of business, (y) in any geographic region or (z) with any Person or (B) sell, supply or distribute any product or service, build on or acquire real property, use or enforce any Owned Company IP or Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries, or hire or solicit any Person in any manner that, in each case of this clause (B), has the effect of restricting in any material respect the Company, its Subsidiaries or any of their respective affiliates (including Parent and its affiliates after the Effective Time) from the development, marketing or distribution of products and services, in each case, in any geographic area, and in each of clause (A) and clause (B), other than customary confidentiality obligations;

(ii)           each partnership, joint venture, strategic alliance, or similar Contract that provides for the sharing of revenues or profits (other than any such agreements solely between or among the Company and its wholly owned Subsidiaries);

(iii)          each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Company or any of its Subsidiaries of future payments thereunder in excess of $1,000,000;

(iv)          each Contract that gives any Person the right to acquire any equity interests, business or material assets of the Company or any of its Subsidiaries (excluding Real Estate Purchase Agreements, any other Contracts executed in connection therewith in the ordinary course of business consistent with past practice and other ordinary course commitments to acquire or dispose of real property, including individual homes, lots, inventory, products, goods, services, supplies, equipment or off-the-shelf technology, Contracts relating to the joint acquisition of real property and Contracts that give any Person a right to or interest in the proceeds of sale of any real property), including any Contracts containing any right of first refusal or right of first offer or Contract that limits the ability of the Company, any of its Subsidiaries or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any of their equity interests, businesses or material assets after the date of this Agreement, in each case, with consideration of more than $1,000,000;

(v)            each Contract that: (i) provides for the authorship, invention, creation, conception or other development of any material Intellectual Property or Intellectual Property Rights (A) by the Company or a Subsidiary of the Company for any other Person or (B) for the Company or Subsidiary of the Company by any other Person (excluding agreements with employees, independent contractors, engineering firms (or engineers), architectural firms (or architects) or similar professional enterprises); (ii) provides for the assignment or other transfer of any ownership interest in material Intellectual Property or Intellectual Property Rights (A) to the Company from any other Person (excluding agreements with employees, independent contractors, engineering firms (or engineers), architectural firms (or architects) or similar professional enterprises) or (B) by the Company to any other Person; (iii) includes any grant of an Intellectual Property License to any other Person by the Company (other than, with respect to this subsection (iii), non-exclusive licenses granted to customers, contractors, consultants, engineering firms (or engineers), architectural firms (or architects) or similar professional enterprises in the ordinary course of business); or (iv) includes any grant of an Intellectual Property License by any other Person (other than, with respect to this subsection (iv) only, Intellectual Property Licenses for off-the-shelf Software and other Software that is generally commercially available on standard terms, and non-exclusive licenses granted by customers, contractors, consultants, engineering firms (or engineers), architectural firms (or architects) or similar professional enterprises or other vendors in the ordinary course of business);

(vi)          each settlement agreement or similar Contract (excluding any customary non-disclosure agreement) that (A)(x) imposes material obligations on the Company and its Subsidiaries after the date of this Agreement (for the avoidance of doubt, other than customary confidentiality obligations) or (y) involves payments after the date of this Agreement in excess of $1,000,000 or (B) is with a Governmental Entity;

(vii)         each Contract not otherwise described in any other subsection of this Section 3.15(a) pursuant to which the Company or any of its Subsidiaries is obligated, in accordance with the terms thereof, to pay, or entitled to receive, payments in excess of $5,000,000 in the twelve (12) month period immediately following the date of this Agreement, excluding Real Estate Purchase Agreements or any other Contracts that are expressly excluded from disclosure under any other category in this Section 3.15(a);

(viii)        each Contract that obligates the Company or any of its Subsidiaries to make any capital investment or capital expenditure, in each case (other than in respect of purchases of real property) outside the ordinary course of business and in excess of $1,000,000 per annum individually;

(ix)           each Contract that is a Material Supplier Agreement;

(x)            each Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use or supply requirements, in each case, for the benefit of the applicable counterparty;

(xi)           each Affiliate Contract;

(xii)          each Contract providing for indemnification of any officer, director or employee of the Company or any of its Subsidiaries by the Company or any of its Subsidiaries, other than Contracts entered into on substantially the same form as the standard forms of the Company and its Subsidiaries;

(xiii)         each Contract creating (A) outstanding indebtedness for borrowed money (including debt securities) (or commitments in respect thereof), (B) obligations under forward currency exchanges, interest rate protection agreements, swap agreements or hedging arrangements, (C) obligations (as lessee) that are, or pursuant to GAAP, should be, recorded as capital or finance leases or (D) obligations similar to any of the foregoing, in each case, of the Company or of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset), in an amount in excess of $1,000,000;

(xiv)        each guaranty of any obligation made by the Company or any of its Subsidiaries on behalf of any Person other than the Company or any of its Subsidiaries, which could result in an amount owed in excess of $500,000;

(xv)         each Contract with any Service Provider providing annual base compensation opportunities in excess of $250,000 or that would otherwise entitle any such Service Provider with post-termination benefits the value of which exceeds $250,000, in each case, excluding commission opportunities and commission payment obligations;

(xvi)        each Labor Agreement; and

(xvii)       any Contract not otherwise described in any other subsection of this Section 3.15(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as a whole.

(b)            True, correct and complete copies of each Material Contract in effect as of the date of this Agreement have been made available to Parent or publicly filed with the SEC prior to the date of this Agreement. None of the Company or any of its Subsidiaries is in (or with the passage of time or the giving of notice or both would be in) breach of or default under the terms of any Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no other party to any Material Contract is in breach of or default under the terms of any Material Contract and (ii) each party to any Material Contract has performed all obligations required to be performed by it under such Contract. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Company or its Subsidiary which is party thereto and of each other party thereto, and, to the Knowledge of the Company, is in full force and effect, except as limited by applicable Laws affecting the enforcement of creditors’ rights generally or by general equitable principles (whether considered in a proceeding at law or in equity).

3.16          Suppliers. Section 3.16 of the Company Disclosure Schedule sets forth a list of the top ten (10) suppliers and vendors (including subcontractors and excluding legal service providers and investment bankers) of the Company and its Subsidiaries, taken as a whole, measured by the aggregate amounts paid by the Company and its Subsidiaries to such supplier or vendor and its affiliates during the 12-month period ended March 31, 2026 (each, a “Material Supplier” and each Contract pursuant to which the Company or a Subsidiary of the Company paid those amounts to the applicable Material Supplier, a “Material Supplier Agreement”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice or, to the Knowledge of the Company, has any reason to reasonably believe that there has been any material adverse change in the price of the supplies or services provided by any Material Supplier or that such Material Supplier intends to terminate, modify (including materially decrease its business with the Company or its Subsidiaries) or not renew existing Contracts with the Company or its Subsidiaries.

3.17          Insurance. The Company has made available to Parent true and correct copies of all material Insurance Policies. As of the date of this Agreement, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as are customary for companies of similar size in the same or similar lines of business as the Company and its Subsidiaries, (b) the Company and its Subsidiaries are, and since October 1, 2023 have been, in compliance with their respective Insurance Policies and Contracts and are not in default under any of the terms thereof, (c) all current Insurance Policies and insurance Contracts of the Company and its Subsidiaries are in full force and effect and are valid and enforceable, (d) all premiums due thereunder have been paid in accordance with the agreed premium payment terms and (e) neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice of cancellation or termination with respect to any current Insurance Policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts). With respect to each material Proceeding that has been filed against the Company since October 1, 2023, any liability with respect to which is covered by an Insurance Policy, to the Knowledge of the Company, the Company has provided written notice of such Proceeding to the appropriate insurance carrier(s) (if any and if required to do so) and no such carrier has issued a denial of coverage with respect to any such Proceeding, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.18          Intellectual Property.

(a)            Section 3.18(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all Registered Company Intellectual Property Rights, indicating for each: (y) the application or registration number, title, owners or registrants, and the jurisdiction of filing or application; and (z) the status of such item. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Registered Company Intellectual Property Rights have been maintained effective by the filing of all necessary documents and certificates currently due for filing as of the date of this Agreement in connection with any such Registered Company Intellectual Property Rights and the timely payment of all requisite fees with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be.

(b)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Owned Company IP is valid, enforceable, subsisting and in full force and effect.

(c)            The Company or one of its Subsidiaries (i) is the sole and exclusive owner of all right, title and interest in and to all Owned Company IP, free and clear of all Liens, other than Permitted Liens and (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, has the right to use pursuant to a valid license, all Licensed IP used in or necessary for the conduct and operation of the business of the Company and its Subsidiaries as currently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Owned Company IP and the Licensed IP are, and immediately following the Closing will be, subject to any Permitted Liens, fully transferable, alienable and licensable by the Company and its Subsidiaries without restriction and without payment of any kind to any third Person (other than payments under Contracts for Licensed IP). Neither the Company nor any of its Subsidiaries has granted or transferred (or is obligated to grant or transfer) to any Person any ownership interest, including any joint ownership interest, or any exclusive rights in, any Owned Company IP. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Owned Company IP and the Licensed IP are all of the Intellectual Property and Intellectual Property Rights necessary for the operation of the business of the Company and its Subsidiaries as currently conducted.

(d)            No past or present director, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries owns (or has any claim or any right (whether or not currently exercisable) to any ownership interest in and to) any Owned Company IP. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries have entered into a binding, valid and enforceable written Contract with each current and former employee, consultant and independent contractor who is or was involved in the invention, creation, or development of any Owned Company IP, including Registered Company Intellectual Property Rights, whereby such employee or independent contractor (A) either (i) validly assigns to the Company or a Subsidiary of the Company any ownership interest such employee, consultant or independent contractor may have in or to all Intellectual Property or Intellectual Property Rights invented, created or developed by such employee, consultant or independent contractor within the scope of his or her employment or engagement, to the extent such Intellectual Property or Intellectual Property Right does not constitute a “work made for hire” under applicable Law or (ii) such Intellectual Property or Intellectual Property Rights have otherwise vested in the Company or a Subsidiary automatically by operation of applicable Law and (B) agrees to hold all Proprietary Information of the Company and its Subsidiaries in confidence.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the conduct of the business of the Company and its Subsidiaries has not, since October 1, 2023, and is not currently, infringing, violating, or misappropriating any Intellectual Property or Intellectual Property Rights of any Person or constituting unfair competition or unfair trade practices. Neither the Company nor any of its Subsidiaries has received from any Person since October 1, 2023 any written notice, charge, complaint, claim or other demand (i) alleging any infringement, violation, or misappropriation of any Intellectual Property or Intellectual Property Rights of any Person, or any claim of unfair competition or unfair trade practices or (ii) contesting the Company’s or any of its Subsidiaries’ ownership of, or the validity or enforceability of, any Owned Company IP, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating any Owned Company IP.

(f)            The Company and its Subsidiaries have taken commercially reasonable actions to maintain (and continue to maintain), as confidential, and to reasonably protect, all material Proprietary Information (including all Trade Secrets) of the Company and any of its Subsidiaries, including by requiring all Persons having access thereto to execute written non-disclosure agreements containing customary restrictions regarding the disclosure and use of such material Proprietary Information (including all Trade Secrets). To the Knowledge of the Company, there has been no breach of any such non-disclosure agreements or any other unauthorized disclosure or use of, or access to, technology, information or materials that the Company or a Subsidiary of the Company maintains or intended to maintain as a Trade Secret.

(g)            Neither the execution, delivery and performance of this Agreement nor the consummation of the Transactions will result in the: (i) loss or impairment of, or any Lien (other than any Permitted Lien) on, any Owned Company IP or any material Licensed IP (including material IT Systems); (ii) grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Company IP or any Intellectual Property or Intellectual Property Rights of Parent or its affiliates; or (iii) payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Company IP or material Licensed IP (including material IT Systems).

3.19          Privacy and Data Protection.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) since October 1, 2023, the Company and its Subsidiaries have complied with, and presently comply with, all applicable Privacy Laws, (ii) the Company and its Subsidiaries have taken commercially reasonable actions (including reasonable administrative, technical and physical safeguards) to protect Personal Information in their possession or under their control against unauthorized or unlawful access, acquisition, use, modification, disclosure or other misuse or loss, and (iii) the Company and its Subsidiaries have taken commercially reasonable steps to require all third-party service providers, outsourcers, processors or other Persons who Process, store or otherwise handle Personal Information for or on behalf of the Company or any of its Subsidiaries to comply with all applicable Privacy Laws, restrict such Persons from any use or disclosure of such Personal Information other than to provide the contracted-for services and require such Persons to take appropriate steps to protect and secure Personal Information from unauthorized or unlawful access, acquisition, use, modification, disclosure or other misuse or loss and to promptly notify the Company or its Subsidiary in the event of a breach of security of such Personal Information.

(b)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) since October 1, 2023, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity or other Person alleging a violation of any Privacy Laws by the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity or other Person; (ii) since October 1, 2023, there have not been any lawsuits, claims, inquiries, investigations, demands or other actions asserted or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to Privacy Laws; and (iii) since October 1, 2023 there has been no unauthorized or unlawful access, acquisition, use, modification, disclosure or other security incident involving Personal Information or other confidential or proprietary data in the possession or under the control of the Company or any of its Subsidiaries.

(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company or one of its Subsidiaries owns or has a valid right to access and use all IT Systems material to the operation of the business of the Company and its Subsidiaries as currently conducted; (ii) the IT Systems are reasonably sufficient for the existing needs of the Company and any Subsidiary of the Company; (iii) since October 1, 2023, the Company and each of its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (but in any event no less than is required by applicable Laws) to protect the IT Systems from Malicious Code, and the IT Systems are currently free of Malicious Code; (iv) since October 1, 2023, the Company and its Subsidiaries have taken commercially reasonable measures to provide for the back-up and recovery of Company and Subsidiary data without material disruption to, or material interruption in, the conduct of the business of the Company or any of its Subsidiaries; and (v) since October 1, 2023, the Company and its Subsidiaries have implemented and maintained commercially reasonable business continuity and disaster recovery plans, procedures and facilities that satisfy applicable Privacy Laws.

(d)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the execution, delivery and performance of this Agreement and the consummation of the Transactions will not violate any of the privacy policies of the Company and its Subsidiaries, as they currently exist or as they existed at any time during which any of the Personal Information subject to such policy was collected or otherwise violate any Privacy Laws.

(e)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since October 1, 2023, (i) there has been no failure with respect to any IT Systems that has had a material effect on the operations of the Company or any of its Subsidiaries; and (ii) there has been no successful cyber-attack, unauthorized access to or use of (whether without authorization or in breach of an authorization) or harm to any IT Systems (or any Software or data stored on any IT Systems).

3.20          Affiliate Transactions. Neither the Company nor any of its Subsidiaries is a creditor or debtor to, or party to any Contract or transaction with, any holder of five percent (5%) or more of the Shares or any present or former director, officer, employee or affiliate of the Company or any of its Subsidiaries, or any “immediate family member” (within the meaning of Item 404 of Regulation S-K promulgated by the SEC) of any of the foregoing (each, an “Affiliate Contract”), or has engaged in any transaction with any of the foregoing since October 1, 2023, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course consistent with past practice.

3.21          Brokers. Other than Moelis & Company LLC (“Moelis”) and J.P. Morgan Securities LLC (“JPM”), neither the Company nor any of its Subsidiaries has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Merger. A true and complete copy of the engagement letters with each of Moelis and JPM (together, the “Engagement Letters”) related to the Transactions has been made available to Parent prior to the date of this Agreement.

3.22          Insurance Business.

(a)            Other than Charity Home Insurance Agency, LLC and Charity Title Agency, LLC (each, a “Sub-Agent”), neither the Company nor any Subsidiary of the Company is currently acting as an Insurance Producer.

(b)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Sub-Agent holds all material licenses required for it under the applicable Insurance Laws to act as an Insurance Producer in the jurisdictions in which it so acts, and to conduct the lines of business as presently conducted as of the date of this Agreement (the “Company Insurance Licenses”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, each Employee Agent and Third-Party Agent who wrote, sold, produced, serviced, administered or managed insurance business for a Sub-Agent, or had substantive contact with any client or customer or prospective client, since October 1, 2023, possessed, at the time such business was written, sold, produced, serviced, administered or managed or such contact occurred, as applicable, all material licenses needed for such Person to be duly licensed or registered as required by applicable Law (for the type of business written, sold or produced, or with respect to such contact, on behalf of a Sub-Agent) in each jurisdiction in which such Employee Agent or Third-Party Agent was required to possess such license. All material Company Insurance Licenses needed for a Sub-Agent to act as an Insurance Producer in the jurisdictions in which it so acts, and to conduct the lines of business as presently conducted as of the date of this Agreement are valid and in full force and effect, and during the past twelve months there has occurred no material default by a Sub-Agent under any Company Insurance Licenses which has not been resolved to the satisfaction of the issuing Insurance Regulator, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Governmental Entity has commenced via written notice, or given written notice to a Sub-Agent that it intends to commence, a proceeding to revoke or suspend any Company Insurance License, or given written notice that it intends not to renew any Company Insurance License, or given notice that it may issue a fine or have a Sub-Agent enter into a consent order, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) to the Knowledge of the Company, each Employee Agent or Third-Party Agent who is required by applicable Law by reason of the nature of his or her employment by or relationship to a Sub-Agent, to be appointed with an Insurance Carrier Client, is currently duly appointed as such and such appointment is in full force and effect; and (ii) to the Knowledge of the Company, since October 1, 2023, each Sub-Agent has not paid any insurance commission or insurance customer lead or referral fee to any Person that was required to be licensed as an insurance agent or agency or broker or brokerage and did not hold such license when such Sub-Agent made such payment.

(d)            No Subsidiary of the Company is acting as an insurer, including a captive insurer or as a premium finance company.

3.23          Construction Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending vendor recalls of which the Company has been notified or otherwise is aware of products incorporated in homes or other improvements built by or on behalf of the Company, its Subsidiaries or any Joint Venture, and (ii) none of the Company, any of its Subsidiaries nor any Joint Venture is the subject of any recalls or recall notices from any product safety commissions regarding products incorporated in homes or other improvements built by the Company, its Subsidiaries or any Joint Venture.

3.24          Opinion of Financial Advisors. Each of Moelis and JPM has delivered to the Company Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations, procedures followed, matters considered and qualifications set forth in each such opinion, as applicable, the Merger Consideration to be received by (or paid to, as applicable) the holders of Shares pursuant to this Agreement is fair from a financial point of view to such holders.

3.25          No Other Representations or Warranties. The Company acknowledges that neither Parent, Merger Sub nor any Person on their behalf makes, and the Company has not relied upon, any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the Transactions other than the representations and warranties contained in Article IV or in any certificate provided in connection with this Agreement. The Company acknowledges and agrees that, to the fullest extent permitted by applicable Law, Parent and Merger Sub and their respective affiliates, stockholders, controlling Persons or Representatives shall not have any liability or responsibility whatsoever to the Company, its Subsidiaries or their respective affiliates, stockholders, controlling Persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information (including any statement, document or agreement delivered pursuant to this Agreement) or statements made (or any omissions therefrom), to the Company, its Subsidiaries or any of their respective affiliates, stockholders, controlling Persons or Representatives, except with respect to the representations and warranties set forth in Article IV or in any certificate provided in connection with this Agreement.

Article IV
Representations and Warranties of Parent and Merger Sub

Except as set forth in the disclosure schedule delivered concurrently with the execution of this Agreement by Parent and Merger Sub to the Company (the “Parent Disclosure Schedule,” and together with the Company Disclosure Schedule, the “Disclosure Schedules”), subject to Section 9.16, Parent and Merger Sub hereby represent and warrant to the Company that:

4.1            Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2            Authority, Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions applicable to such party. The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance and compliance by Parent and Merger Sub with each of its obligations herein and the consummation by Parent and Merger Sub of the Transactions applicable to it have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes (other than the vote of Parent as the sole stockholder of Merger Sub) are necessary to authorize this Agreement or the consummation by Parent and Merger Sub of the Transactions to which it is a party. Parent, as the sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub and the Company a written consent, to be effective by its terms immediately following execution of this Agreement, approving and adopting this Agreement, and such approval and consent has not been subsequently rescinded, withdrawn or modified. Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally or by general equitable principles (whether considered in a proceeding at law or in equity).

4.3            No Conflicts.

(a)            The execution and delivery of this Agreement by Parent and Merger Sub, does not and will not, and the performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions will not, (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained and all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”), or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (except a Permitted Lien) on any property or asset of Parent or any Parent Subsidiary, including Merger Sub, pursuant to, any Contract or Permit to which Parent or any Parent Subsidiary is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            The execution and delivery of this Agreement by Parent and Merger Sub does not and will not, and the consummation by Parent and Merger Sub of the Transactions and compliance by Parent and Merger Sub with any of the terms or provisions hereof will not (in each case with or without notice or lapse of time, or both), require any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, except (i) under the Exchange Act, (ii) under the rules and regulations of the NYSE, (iii) under any applicable Antitrust Laws or the Other Required Filings, (iv) the filing and recordation of the Certificate of Merger as required by the DGCL and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4            [Reserved].

4.5            Litigation; Orders. There are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiaries or any of their respective officers or directors (in their capacities as such), at law or in equity, and none of Parent or any of the Parent Subsidiaries or any of their respective officers or directors (in their capacities as such), are subject to any outstanding Order, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.6            Financing.

(a)            Parent has delivered to the Company true, complete and correct copies of (i) the fully executed commitment letters dated as of the date of this Agreement (together with all exhibits and schedules thereto and any fee letters related thereto, the “Commitment Letters”) from the Financing Entities party thereto pursuant to which such Financing Entities have agreed, subject only to the terms and conditions thereof, to provide respective financing in the amounts set forth therein, and (ii) all fee letters related thereto, which Commitment Letters and fee letters may be redacted as to fee amounts, “flex terms”, other economic terms and other provisions (including any dates related thereto), in each case, that are customarily redacted in connection with transactions of this type so long as no such redaction covers terms that could reduce the amount of the Financing below the amount required to satisfy the Financing Amount or adversely affect the conditionality, enforceability, availability or termination of the Financing. The financing contemplated by the Commitment Letters is collectively referred to in this Agreement as the “Financing.”

(b)            Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Financing Entities to provide the Financing, or any contingencies that would permit the Financing Entities to reduce the aggregate amount of the Financing. As of the date of this Agreement, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Commitment Letters on or prior to the Closing Date, nor does Parent have knowledge that any of the Financing Entities will not perform its obligations thereunder. There are no side letters or other agreements, contracts or arrangements of any kind to which Parent or Merger Sub is a party relating to the funding of the full amount of the Financing required to fund the Financing Amount other than as expressly set forth in the Commitment Letters and customary engagement and fee letters (in each case, the terms of which (i) do not reduce the aggregate amount of the Financing below the amount contemplated by the Commitment Letter or (ii) could not adversely affect the availability, enforceability or conditionality of the Financing).

(c)            Assuming (x) the accuracy in all material respects of the representations and warranties set forth in Article III and (y) the performance by the Company and its Subsidiaries of the covenants and agreements contained in this Agreement in all material respects, the Financing, when funded in accordance with the Commitment Letters (including giving effect to any “flex” provision in the Commitment Letters (including with respect to fees and original issue discount)), together with Parent’s other available sources of funds, shall provide Parent with cash proceeds on the Closing Date sufficient to enable Parent to perform all of Parent’s payment obligations under this Agreement and the Commitment Letters, including to pay the aggregate Merger Consideration and all amounts required in respect of Company Awards in accordance with Article II, and any other amounts required to be paid by Parent or Merger Sub on the Closing Date in connection with the consummation of the Transactions (including any fees and expenses of or payable by Parent or Merger Sub and any repayment of any Company indebtedness on the Closing Date in connection with the Transactions) (such amounts, collectively, the “Financing Amount”), and there is no restriction on the use of such cash proceeds for such purposes.

(d)            Each of the obligations set forth in the Commitment Letters constitutes the legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, all the other parties thereto. As of the date of this Agreement, no event has occurred which (with or without notice, lapse of time or both) would constitute a default, breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letters, and, as of the date of this Agreement, Parent has no reason to believe that the Financing will not be available to Parent on the date of the Closing in an amount necessary to satisfy the Financing Amount. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date. Except in accordance with the terms hereof, the Commitment Letters have not been modified, amended or altered and, as of the date of this Agreement, none of the respective commitments thereunder have been terminated, reduced, withdrawn or rescinded in any respect, and, to the knowledge of Parent, as of the date of this Agreement, no termination, reduction, withdrawal or rescission thereof is contemplated.

(e)            Notwithstanding anything in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including the Financing) by Parent, Merger Sub or any of their respective affiliates be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

4.7            Proxy Statement. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date that the Proxy Statement or any amendment or supplement thereto is mailed to holders of Shares and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. For the avoidance of doubt, no representation or warranty is made by Parent or Merger Sub with respect to any statements made or incorporated by reference in the Proxy Statement based on information relating to the Company or any of its Subsidiaries or to statements made therein based on information supplied by or on behalf of Company for inclusion or incorporation by reference therein.

4.8            Ownership of Merger Sub. All of the outstanding Equity Interests of Merger Sub have been duly authorized and validly issued. All of the issued and outstanding Equity Interests of Merger Sub are, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub was formed solely for purposes of the Merger and, except for matters incident to formation and execution and delivery of this Agreement and the performance of the Transactions, has not prior to the date of this Agreement engaged in any business or other activities.

4.9            Brokers. Neither Parent nor any Parent Subsidiary has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions for which the Company would be responsible.

4.10          Stock Ownership. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or at any time for the past three (3) years has been, an “interested stockholder” of the Company (as such terms are defined in Section 203 of the DGCL). None of Parent, Merger Sub or any of their respective “Affiliates” or “Associates” is, or at any time since November 12, 2025 has been, an “Acquiring Person” (as such terms are defined in the Rights Agreement). Neither Parent, Merger Sub, or, any of their respective affiliates directly or indirectly owns as of the date of this Agreement, or at all times for the past three (3) years through the date of this Agreement has owned, beneficially or otherwise, any Shares or other securities that are convertible, exchangeable or exercisable into Shares. None of Parent or Merger Sub or, any of their respective affiliates holds any rights to acquire or vote any Shares or other securities that are convertible, exchangeable or exercisable into Shares or any option, warrant, convertible security, stock appreciation right, swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that provides Parent, Merger Sub or any of their respective affiliates or Subsidiaries with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Shares or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of the Shares, in any case without regard to whether (i) such derivative conveys any voting rights in such securities to such Person or such Person’s affiliates, (ii) such derivative is required to be, or is capable of being, settled through delivery of securities or (iii) such Person or such Person’s affiliates may have entered into other transactions that hedge the economic effect of such derivative, except pursuant to this Agreement or the Voting Agreement.

4.11            Solvency. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Sections 6.1 and 6.3 have been satisfied or waived and (b) the representations and warranties of the Company in Article III are true, correct and accurate in all material respects, then immediately following the Effective Time and after giving effect to all of the Transactions and the payment of the Financing Amount, each of Parent, the Surviving Corporation and each of their respective Subsidiaries will not: (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature); (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged; or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

4.12          Certain Arrangements. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective affiliates or any other Person on behalf of Parent or Merger Sub or their respective affiliates has entered into any contract, commitment, agreement, instrument, obligation, arrangement, understanding or undertaking, whether written or oral, with any stockholder of the Company or any officer or director of the Company (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) such holder of Shares would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s Shares; (ii) except for the Voting Agreement, such holder of Shares has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, or officer has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.13          No Other Representations and Warranties. Each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and none of Parent or Merger Sub has relied upon, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions (including as to the accuracy or completeness thereof) other than the representations and warranties contained in Article III or in any certificate provided in connection with this Agreement. Each of Parent and Merger Sub acknowledges and agrees that, to the fullest extent permitted by applicable Law, the Company and its Subsidiaries, and their respective affiliates, stockholders, controlling Persons or Representatives shall not have any liability or responsibility whatsoever to Parent, Merger Sub, any Parent Subsidiary, or their respective affiliates, stockholders, controlling Persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information (including any statement, document or agreement delivered pursuant to this Agreement) or statements made (or any omissions therefrom), to Parent, Merger Sub, any Parent Subsidiary, or any of their respective affiliates, stockholders, controlling Persons or Representatives, except with respect to the representations and warranties set forth in Article III or in any certificate provided in connection with this Agreement.

Article V
Covenants

5.1           Conduct of Business by the Company Pending the Closing. From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement in accordance with Article VII, except (w) as expressly contemplated or required hereunder, (x) as required by applicable Law, (y) if Parent shall have expressly consented in advance in writing (such consent not to be unreasonably withheld, conditioned or delayed), or (z) as set forth on the correspondingly numbered subsection of Section 5.1 of the Company Disclosure Schedule, (1) the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to (I) conduct their respective operations in the ordinary course of business consistent with past practice and (II) (A) preserve the goodwill of the Company and its Subsidiaries and keep intact their respective material assets, properties and Contracts; (B) keep available the services of its current officers and key employees; and (C) preserve the current relationships with customers, suppliers, and other persons with whom the Company or any of its Subsidiaries has material business relations, and (2) the Company shall not, and shall cause its Subsidiaries not to:

(a)            issue, sell, distribute, assign, transfer, grant, pledge, hypothecate, dispose of or otherwise encumber any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries or any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company or any of its Subsidiaries, other than (i) the issuance of Shares upon the settlement of Company Awards outstanding as of the date of this Agreement, or issued after the date of this Agreement not in violation of this Agreement, in accordance with their terms or (ii) any issuance, sale or disposition to the Company or a Subsidiary of the Company by any Subsidiary of the Company;

(b)            merge or consolidate the Company or any of its Subsidiaries with any Person;

(c)            acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or enter into any agreements providing for any acquisitions of, any Equity Interests in or assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for (i) investments in any wholly owned Subsidiary thereof or solely between wholly owned Subsidiaries of the Company, (ii) acquisitions of supplies or equipment in the ordinary course of business, (iii) acquisitions of real property on terms consistent with the Lot Purchase Agreements or Development Parcel Contracts, as applicable, in the ordinary course of business consistent with past practice, including (with respect to this clause (iii)) (A) entering into option contracts to acquire (and purchasing pursuant to the terms of such contracts) land or (B) as required by or pursuant to existing contracts made available to Parent, or (iv) any such acquisitions not to exceed $2,000,000 in the aggregate;

(d)            (i) effect any recapitalization, reclassification, in-kind dividend, equity split or similar change in capitalization or (ii) adopt a plan or agreement of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;

(e)            (i) amend the Company Charter or the Company By-Laws or (ii) amend the certificates or articles of incorporation, by-laws or limited liability company agreements (or equivalent organizational documents) of the Company’s Subsidiaries;

(f)            make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (i) any dividends or distributions from a wholly owned Subsidiary to another wholly owned Subsidiary or the Company, (ii) the acceptance of Shares, or withholding of Shares otherwise deliverable, to satisfy withholding Taxes incurred in connection with the exercise, vesting and/or settlement of Company Awards or (iii) the forfeiture of Shares under the Company RSAs or Company Performance-Based RSAs;

(g)            sell, assign, transfer, convey, lease or otherwise dispose or create any material Lien (other than Permitted Liens) on any of the Company’s or its Subsidiaries’ assets or properties, except (i) sales of inventory or obsolete equipment in the ordinary course of business, or (ii) sales of Residential Units pursuant to Home Sale Contracts in the ordinary course of business consistent with past practice; provided, however, that nothing in this Section 5.1(g) shall prohibit the Company or any of its Subsidiaries from effectuating any transactions contemplated by any Contract in existence on the date of this Agreement to which the Company or any of its Subsidiaries is a party and that relates to any land banking or land disposition transaction;

(h)            sell, assign, transfer, permit to lapse, waive any rights under, abandon or license any material Owned Company IP, other than (i) non-exclusive licenses to customers in connection with their receipt of goods or services from the Company granted in the ordinary course of business consistent with past practice, and (ii) the abandonment or expiration of Registered Company Intellectual Property Rights in the ordinary course of business.

(i)            enter into or renew any Affiliate Contracts that would result in payments in excess of $120,000;

(j)            make any capital investment in, or any capital contribution or loan or advance to, or guaranty for the benefit of, any Person that is not a wholly owned Subsidiary, except for any capital investment, capital contribution, loan, advance or guaranty (i) undertaken in any other Person in relation to the provision of mortgage financing and insurance, (ii) that is an extension of credit to customers in the ordinary course of business consistent with past practice or (iii) that is a release of earnest money deposits and similar amounts to sellers of real property in the ordinary course of business;

(k)            except for borrowings under the Company’s existing credit facilities in the ordinary course of business, incur, assume, endorse, guarantee or otherwise become liable for any indebtedness or guarantee any indebtedness, other than (A) indebtedness between or among the Company and its wholly owned Subsidiaries in the ordinary course of business consistent with past practice, (B) guarantees by the Company or its wholly owned Subsidiaries of indebtedness of the Company or its wholly owned Subsidiaries, which indebtedness is incurred in compliance with this Section 5.1, (C) indebtedness arising solely from a change in GAAP and (D) indebtedness for borrowed money or guarantees, letters of credit, performance bonds, maintenance bonds and other similar obligations incurred in the ordinary course of business;

(l)            (i) except as required by the terms of any Company Benefit Plan as in effect on the date of this Agreement, (A) increase the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, termination pay or severance payable or provided (or that may become payable or provided) to any current or former employee or other Service Provider of the Company; (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of any compensation or benefits; (C) grant any new equity-based or other long-term incentive awards, amend or modify the terms of any outstanding equity-based or other long-term incentive awards, or pay any incentive or performance-based compensation or benefits at a level greater than the level earned based on actual performance through the end of the applicable performance period as determined in the ordinary course of business consistent with past practice; (D) pay or agree to pay to or with respect to any current or former employee or other Service Provider any severance, retention, change in control compensation, pension, retirement allowance or other benefit; (E) enter into any new, or amend any existing, employment or severance or termination agreement with any current or former employee or other Service Provider; or (F) establish, enter into, become a party to, adopt or commence participation in any Company Benefit Plan that was not in existence on the date of this Agreement, or amend or terminate any Company Benefit Plan in existence on the date of this Agreement other than in the ordinary course of business and consistent with past practice; or (ii) hire any employee or terminate the employment of any employee (other than “for cause”) or other Service Provider, other than the hiring or terminating of employees with annual base salary less than $200,000 in the ordinary course of business and consistent with past practice;

(m)            make, change or revoke any material Tax election (whether an entity classification election under Treasury Regulations Section 301.7701-3 or otherwise), adopt or change any Tax accounting period or any material method of Tax accounting, amend, in any material respect, any Tax Return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provisions of state, local or non-U.S. Tax Law) with a Governmental Entity with respect to Taxes, request any ruling or administrative relief from any Governmental Entity with respect to any material amount of Taxes, settle any material Tax claim, audit or assessment, agree to an extension or waiver of the statute of limitations with respect to any material amount of Taxes, or surrender any right to claim a refund, offset or other reduction of any material amount of Taxes;

(n)            settle, release, waive or compromise any existing or pending or threatened Proceeding unless such settlement, release, waiver or compromise (i) involves solely monetary damages that do not exceed (together with monetary damages payable in connection with all other settlements, releases, waivers and compromises entered into in accordance with this Section 5.1(n)) $2,000,000 in the aggregate (it being acknowledged and agreed that such amounts shall be calculated net of amounts that are paid by insurers under the Insurance Policies), (ii) does not impose any material injunctive relief on the business of the Company or any of its Subsidiaries (other than customary confidentiality undertakings), (iii) does not involve an admission of guilt or liability by the Company or any of its Subsidiaries and (iv) does not relate to any Stockholder Litigation (which Stockholder Litigation shall be governed by Section 5.11);

(o)            other than in the ordinary course of business consistent with past practice, (i) enter into any Contract that would, if entered into prior to the date of this Agreement, be a Material Contract, (ii) enter into any Contract that provides for a right to payment, acceleration or termination upon a change of control of the Company or a Subsidiary of the Company (other than with respect to clauses (i) and (ii), (A) with respect to Contracts entered into with subcontractors or design professionals in the ordinary course of business consistent with past practice or (B) surety bonds issued in the ordinary course of business consistent with past practice), or (iii) (A) modify, amend, extend or voluntarily terminate any Material Contract, in each case, in a manner materially adverse to the Company or (B) waive, release or assign any rights or claims thereunder, in each case, in a manner materially adverse to the Company; provided that the foregoing shall not restrict any entering into, modifying or amending of agreements respecting real property, which is the subject of Section 5.1(g);

(p)            (i) amend any material Permits in any material respect (other than amendments in the ordinary course of business in a manner not adverse to the Company or its Subsidiaries), (ii) terminate, fail to diligently pursue any application for or allow to lapse, any material Permits, or (iii) take any action, or fail to take any action, that would reasonably be expected to result in the material loss, expiration, termination or surrender of, or would reasonably be expected to result in the loss of any material benefit under, or be reasonably expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of, any material Permits;

(q)            enter into, extend, amend or terminate any material interest rate, currency, equity, commodity or other swaps, hedges, derivatives, forward sales contracts or other similar financial instruments;

(r)            (i) modify, renew, extend, or enter into any Labor Agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(s)            enter into any new line of business, or wind down any existing line of business;

(t)            except (i) in accordance with the Company’s capital budget set forth in Section 5.1(t) of the Company Disclosure Schedule, (ii) as permitted pursuant to clause (iii) of Section 5.1(c), or (iii) pursuant to Real Estate Purchase Agreements and any other Contracts executed in connection therewith in the ordinary course of business, make or agree to make any capital expenditure or expenditures that in the aggregate are in excess of $1,000,000;

(u)            implement or adopt any material change in its financial accounting principles, practices or methods, other than as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP;

(v)            other than in the ordinary course of business consistent with past practices, make any changes in the Company’s policies and practices with respect to underwriting, pricing, acquiring, developing, constructing, marketing and/or selling Communities;

(w)            make any amendment or modification to any Engagement Letter that would (i) increase the amount of compensation payable to any financial advisor or (ii) expand the commitments made by the Company or any of its Subsidiaries (or, from and after the Closing, Parent or its affiliates) under any Engagement Letter;

(x)            cancel the Company’s or any of its Subsidiaries’ material Insurance Policies or fail to pay the premiums on the Company’s or any of its Subsidiaries’ material Insurance Policies such that such failure causes a cancellation of such policy, or fail to use commercially reasonable efforts to maintain in the ordinary course the Company’s or any of the its Subsidiaries’ material Insurance Policies, in any such case, that is materially adverse to the Company and its Subsidiaries, taken as a whole;

(y)            other than in the ordinary course of business consistent with past practice, materially reduce the level of administrative, technical or physical safeguards maintained to protect the IT Systems or Personal Information, or materially modify any material privacy, information security, business continuity or disaster recovery policy in a manner materially adverse to the Company and its Subsidiaries, taken as a whole; or

(z)            agree to take, make any commitment to take, or adopt any resolutions in support of, any of the actions prohibited by this Section 5.1.

Without limiting the scope of covenants of the Company set forth in this Section 5.1, the parties acknowledge and agree that (x) nothing contained in this Section 5.1 is intended to give Parent, directly or indirectly, the right to direct the control or operations of the Company or any of its Subsidiaries prior to the Closing and (y) prior to the Closing, subject to this Section 5.1, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of itself and its Subsidiaries.

5.2            Access to Information, Employees and Facilities; Confidentiality.

(a)            From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, the Company shall, and shall cause each of its Subsidiaries to, to the extent necessary to facilitate consummation of the Transactions or integration planning related thereto and excluding any books and records that relate to the negotiation and execution of this Agreement or with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, or that relate to any Acquisition Proposal or a Superior Proposal (but without limiting the Company’s obligations under Section 5.3 in respect of an Acquisition Proposal or a Superior Proposal), provide Parent and Merger Sub and their respective Representatives with reasonable access during normal business hours and upon reasonable notice to the offices, properties, facilities, assets, books and records, including any financial, accounting, operating and other data and information in compliance with this Section 5.2(a), and officers, employees and other personnel of the Company and its Subsidiaries; provided that (i) such access and disclosure shall not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries and (ii) nothing herein shall require the Company or its Subsidiaries to provide access to, or to disclose any information to Parent, Merger Sub or their respective Representatives, if such access or disclosure would, in the reasonable good faith judgement of the Company’s legal counsel, be reasonably likely to (A) result in the disclosure of trade secrets or waive any attorney-client, work-product or legal privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent possible in a manner that does not result in a loss of such privilege), (B) be in violation of applicable Law (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent possible in a manner that does not result in such violation of applicable Law), or (C) contravene the provisions of any then-effective Contract to which the Company or any of its Subsidiaries is a party (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent possible in a manner that does not result in such contravention or, to the extent necessary to allow for such access or disclosure, obtain the required consent to provide such access or disclosure, except that the Company shall have no obligation to pay any fee to a third party to obtain any such required consent). The Company shall use its reasonable best efforts to cause its Representatives to reasonably cooperate with Parent and Parent’s Representatives in connection with any access and examination contemplated by this Section 5.2. Nothing in this Section 5.2 will be construed to require the Company or any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. All requests for information made pursuant to this Section 5.2(a) shall be in writing and directed to the General Counsel of, or other Person designated by, the Company.

(b)           Each of Parent and the Company agrees and acknowledges that the Nondisclosure Agreement remains in effect and that, notwithstanding anything to the contrary contained in this Agreement, the Nondisclosure Agreement shall survive and remain in full force and effect in accordance with its terms.

5.3            No Solicitation.

(a)            No Solicitation. Except as expressly permitted by this Section 5.3, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 7.1, the Company agrees that it and the Company Board (including any committee thereof) shall not, and the Company shall cause the Company’s Subsidiaries not to, and instruct its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly assist, encourage or facilitate any Inquiry; (ii) provide to any Third Party any non-public information relating to the Company or its Subsidiaries or afford to any Third Party access to the properties, assets, books, records or other non-public information, or to any personnel, of the Company or its Subsidiaries, in any such case in connection with or with the intent to induce the making, submission or announcement of, or to knowingly assist, encourage or facilitate an Acquisition Proposal or any Inquiries or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; or (iii) participate or engage in discussions, communications or negotiations with any Third Party with respect to an Acquisition Proposal or Inquiry. The Company shall, and shall cause the Company’s Subsidiaries and its and their respective Representatives to, immediately after the execution of this Agreement, cease any and all existing solicitation, discussions or negotiations with any Persons (or provision of any nonpublic information to any Persons) with respect to any Inquiry. Promptly after the date of this Agreement (and in any event within twenty-four (24) hours following the date of this Agreement), the Company shall (A) request in writing that each Person that has theretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal or potential Acquisition Proposal promptly destroy or return to the Company all non-public information theretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement and (B) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal by such Person and its Representatives. From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 7.1, the Company and its Subsidiaries will be required to enforce, and (except to the extent required by any “most favored nations” provision under any confidentiality agreement in effect as of the date of this Agreement) will not be permitted to waive, terminate or modify, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof); provided that notwithstanding anything to the contrary in this Agreement, the Company will not be required to enforce, and may grant a waiver under, any confidentiality agreement solely to the extent necessary to allow for a private Acquisition Proposal to be made directly to the Company or the Company Board. It is agreed and understood that any breach of this Section 5.3(a) by any director or officer or other Representative of the Company or any Subsidiary thereof will be deemed to be a breach of this Agreement by the Company.

(b)           Acquisition Proposals. Notwithstanding anything to the contrary set forth in this Agreement, at any time from and after the date of this Agreement until the Company’s receipt of the Requisite Company Stockholder Approval, (i) the Company and its Representatives may inform any Person or group (as defined under Section 13(d)(3) of the Exchange Act) of the existence of the provisions contained in this Section 5.3, and (ii) if (x) the Company receives a bona fide written Acquisition Proposal from any Third Party that did not result, directly or indirectly, from a breach of Section 5.3(a), and (y) the Company Board determines in good faith (after consultation with its independent financial advisor and outside legal counsel) that (1) such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (2) the failure to take such actions would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and its Subsidiaries and the Company Board (or a committee thereof) may, directly or indirectly, through one or more of their Representatives, in response to such Acquisition Proposal, (A) if such Third Party has not already entered into an Acceptable Confidentiality Agreement with the Company, enter into an Acceptable Confidentiality Agreement with such Third Party that has made or delivered such Acquisition Proposal and (B) participate or engage in communications, discussions or negotiations with, furnish any non-public information relating to the Company or its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or its Subsidiaries to such Third Party or its Representatives; provided that the Company shall provide to Parent and its Representatives any non-public information that is provided to any Third Party or its Representatives (if such information was not previously made available to Parent) prior to or substantially concurrently with the time it is provided to such Third Party.

(c)            No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(d), at no time after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 7.1 may the Company Board (or a committee thereof):

(i)            (A) withhold or withdraw, or amend, qualify or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation; (B) (x) fail to publicly recommend against acceptance by the holders of Shares of a tender or exchange offer that constitutes an Acquisition Proposal within ten (10) Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act, or (y) publicly recommend in favor of, or publicly state that it takes no position with respect to, or that it is unable to take a position with respect to, any such tender or exchange offer; (C) adopt, approve, endorse, recommend or otherwise declare advisable (or propose to adopt, approve, endorse, recommend or otherwise declare advisable) any Acquisition Proposal; (D) fail to include the Company Board Recommendation in the Proxy Statement; (E) fail to make or reaffirm the Company Board Recommendation within ten (10) Business Days of Parent’s written request (or, if earlier and Parent has made such request prior to the fourth (4th) Business Day prior to the Company Meeting, by the second (2nd) Business Day prior to the Company Meeting) following the date any Acquisition Proposal or any material modification thereto is first publicly disclosed or distributed to the stockholders of the Company (provided that such a request may be made by Parent only once with respect to each Acquisition Proposal and each amended Acquisition Proposal); (F) submit to the stockholders of the Company any Acquisition Proposal; or (G) publicly propose or agree to any of the foregoing (any action described in clauses (A) through (G), a “Change of Recommendation”); or

(ii)           cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Proposal, other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(b) (any of the foregoing, other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(b), an “Alternative Acquisition Agreement”), or publicly propose or agree to any of the foregoing.

(d)            Change of Recommendation; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Section 5.3 or elsewhere in this Agreement, at any time prior to obtaining the Requisite Company Stockholder Approval:

(i)            the Company Board may effect a Change of Recommendation in response to an Intervening Event, if the Company Board determines in good faith (after consultation with its independent financial advisor and outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and if and only if:

(1)            the Company has provided prior written notice to Parent at least four (4) Business Days (the “Event Notice Period”) in advance to the effect that the Company Board intends to effect a Change of Recommendation pursuant to this Section 5.3(d)(i), which notice will specify the basis for such Change of Recommendation, including a description of the Intervening Event in reasonable detail;

(2)            prior to effecting such Change of Recommendation, the Company and its Representatives, during such Event Notice Period, must have (A) negotiated with Parent, Merger Sub and their Representatives in good faith (to the extent that Parent and Merger Sub desire to so negotiate) to allow Parent and Merger Sub to offer such adjustments to the terms and conditions of this Agreement so that the failure to make such a Change of Recommendation in response to such Intervening Event would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and (B) taken into account any adjustments to the terms and conditions of this Agreement proposed by Parent and Merger Sub and other information provided by Parent and Merger Sub during the Event Notice Period, in each case, that are offered in writing by Parent and Merger Sub, no later than 11:59 p.m., Eastern time, on the last day of the Event Notice Period; provided that each time a material modification to the Intervening Event occurs, the Company shall notify Parent of such modification and comply with the requirements of this Section 5.3(d)(i) and the time period set forth in the preceding clause (1) shall recommence and be extended for three (3) Business Days from the day of such modification; and

(3)            following such Event Notice Period, including any subsequent Event Notice Period as provided in the final proviso of the foregoing Section 5.3(d)(i)(2), the Company Board (after consultation with its independent financial advisor and outside legal counsel and taking into account Parent’s and Merger Sub’s proposed revisions to the terms and conditions of this Agreement) shall have determined that the failure of the Company Board to make such a Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law;

(ii)            if the Company has received a bona fide written Acquisition Proposal from any Third Party after the date of this Agreement that did not result, directly or indirectly, from a breach of Section 5.3(a) that the Company Board has concluded in good faith (after consultation with its independent financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (x) effect a Change of Recommendation with respect to such Superior Proposal or (y) authorize the Company to terminate this Agreement pursuant to Section 7.1(c) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal substantially concurrently with the termination of this Agreement; provided, however, that the Company Board shall not take any action described in the foregoing clause (x) or clause (y) unless:

(1)            the Company, its Subsidiaries and its and their respective Representatives have complied in all but de minimis respects with their obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(2)            (i) the Company has provided prior written notice to Parent at least four (4) Business Days in advance (the “Proposal Notice Period”) to the effect that the Company Board (A) has received a bona fide Acquisition Proposal that has not been withdrawn; (B) has concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) intends to effect a Change of Recommendation or to terminate this Agreement pursuant to Section 7.1(c), which notice will specify the identity of the Third Party (or “group” of Third Parties) making such Acquisition Proposal, and will include a summary of the material terms and conditions thereof and copies of all relevant documents relating to such Acquisition Proposal (provided that any financing commitments and fee letters related to such Superior Proposal may be redacted with respect to the fee amounts and specific “market flex” provisions in a customary manner); and (ii) prior to effecting such Change of Recommendation or such termination, the Company and its Representatives, during the Proposal Notice Period, must have (x) negotiated with Parent, Merger Sub and their Representatives in good faith (to the extent that Parent and Merger Sub desire to so negotiate) to allow Parent and Merger Sub to offer such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (y) taken into account any adjustments to the terms and conditions of this Agreement proposed by Parent and Merger Sub and other information provided by Parent and Merger Sub during the Proposal Notice Period, in each case, that are offered in writing by Parent and Merger Sub, no later than 11:59 p.m., Eastern time, on the last day of the Proposal Notice Period; provided that in the event of any material modifications to such Acquisition Proposal (which shall be deemed to include any change to the financial terms of such Acquisition Proposal), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(1) with respect to such new written notice (it being understood that the “Proposal Notice Period” in respect of such new written notice will be three (3) Business Days); and

(3)            following such Proposal Notice Period, including any subsequent Proposal Notice Period as provided in the final proviso of the foregoing Section 5.3(d)(ii)(1), the Company Board shall have concluded in good faith (after consultation with its independent financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement and any other information provided by Parent) that such Acquisition Proposal continues to constitute a Superior Proposal.

(iii)          It is acknowledged and agreed that none of (x) the determination in and of itself by the Company Board that an Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal or (y) the delivery in and of itself by the Company Board of any notice contemplated in this Section 5.3 will constitute a Change of Recommendation.

(e)            Notice.

(i)            The Company shall, as promptly as reasonably practicable (and, in any event, within twenty-four (24) hours), notify Parent in writing if the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of their respective Representatives has received any (x) Acquisition Proposals or (y) material revision to the terms and conditions of any pending Acquisition Proposals disclosed pursuant to the foregoing clause (x), which notice must include (i) the identity of the Third Party making such Acquisition Proposal; (ii) a summary of the material terms and conditions of such Acquisition Proposal; and (iii) copies of any written materials provided to or by the Company or its Representatives relating thereto that set forth material terms or conditions thereof. Thereafter, the Company shall keep Parent reasonably informed, on a reasonably prompt basis and as otherwise requested by Parent, of the status (and supplementally provide the material terms) of any such Acquisition Proposal (including any amendments thereto and any new, amended or revised written materials relating thereto provided to the Company or its Representatives) and the status of any such discussions or negotiations.

(ii)           The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement subsequent to the date of this Agreement that prohibits compliance with this Section 5.3.

(iii)          Notwithstanding any Change of Recommendation, unless this Agreement shall have been terminated in accordance with Article VII, (x) this Agreement shall be submitted to the stockholders of the Company at the Company Meeting for the purpose of obtaining the Requisite Company Stockholder Approval, and nothing contained herein shall be deemed to relieve the Company of such obligation and (y) neither the Company Board nor any committee thereof shall submit to the stockholders of the Company any Acquisition Proposal, or, except as permitted herein, propose to do so.

(f)            Certain Disclosures. Nothing in this Agreement will prohibit the Company or its Subsidiaries or the Company Board from (i) taking or disclosing to the stockholders of the Company any position contemplated by Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act or (ii) otherwise making disclosures to comply with applicable Law (it being agreed that a “stop, look and listen” communication by the Company Board to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto shall not be deemed to be a Change of Recommendation or give rise to a Parent termination right pursuant to Section 7.1(d)); provided that (A) any disclosure made as permitted under clause (ii) above that relates to an Acquisition Proposal (other than a “stop, look and listen” communication by the Company Board to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act) shall be deemed to be a Change of Recommendation unless the Company Board expressly publicly reaffirms the Company Board Recommendation in connection with such disclosure and (B) any Change of Recommendation must be made in accordance with Section 5.3(d).

5.4            Company Meeting; Proxy Statement.

(a)            Unless this Agreement is terminated in accordance with Article VII:

(i)            the Company shall, in accordance with applicable Law, the rules of the NYSE and the Company’s organizational documents, establish a record date for, duly call, give notice of, convene and hold a meeting of holders of Shares (the “Company Meeting”) as promptly as reasonably practicable, and in any event no more than thirty (30) days after (or such later date as mutually agreed in writing by the parties), the mailing of the Proxy Statement, for the purpose of voting on the adoption of this Agreement. In relation to the Company Meeting and the conduct of business thereat, the Company shall comply with its certificate of incorporation and bylaws and applicable Law;

(ii)            as promptly as practicable after the date of this Agreement, and in any event no later than twenty (20) Business Days after the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement relating to the solicitation of proxies from the holders of Shares for the approval and adoption of this Agreement (the “Proxy Statement”), and the Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing;

(iii)           the Company will cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable, and in no event more than two (2) Business Days, after the earlier of (x) the tenth day after the Proxy Statement is initially filed with the SEC if the SEC has not informed the Company that it will review the Proxy Statement and (y) confirmation by the SEC that the SEC has no further comments on the Proxy Statement;

(iv)          the record date for the Company Meeting shall be selected after reasonable consultation with Parent; and

(v)           the Company shall include in the Proxy Statement (and any supplement or amendment thereto) the Company Board Recommendation (subject to Section 5.3(d)) and the written opinions contemplated by Section 3.24.

(b)            Parent and Merger Sub shall reasonably cooperate in the preparation of the Proxy Statement and shall promptly provide to the Company all information regarding Parent or Merger Sub or any of their respective affiliates that is reasonably required in connection with the preparation and filing of the Proxy Statement and any amendment or supplement thereto. The Company shall use its reasonable best efforts to ensure that the Proxy Statement complies as to form in all material respects with the requirements of the Exchange Act and other applicable Law. Each of the Company, Parent and Merger Sub shall correct any information provided by it for use in the Proxy Statement as promptly as reasonably practicable if and to the extent such information contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Unless a Change of Recommendation has been made in accordance with Section 5.3, the Company shall use its reasonable best efforts to obtain the Requisite Company Stockholder Approval. The Company agrees that, unless this Agreement shall have been terminated in accordance with Article VII, except as expressly provided herein (including in Section 5.3), its obligations pursuant to this Section 5.4 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by the making of any Change of Recommendation.

(c)            The Company shall promptly notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide Parent with copies of all correspondence between the Company and the SEC with respect to the Proxy Statement (including a summary of any oral conversations). The Company, Parent and Merger Sub shall each use their reasonable best efforts to promptly provide responses to the SEC with respect to all comments of the SEC received on the Proxy Statement. Prior to the submission of the Proxy Statement (and any supplement or amendment thereto) and all responses to the SEC, the Company shall reasonably cooperate and provide Parent and its legal counsel with a reasonable opportunity to review and comment on the Proxy Statement (other than in connection with a Change of Recommendation) and any responses to the SEC and shall consider in good faith any comments reasonably proposed by Parent (it being understood that Parent shall provide any such comments reasonably promptly). The Company shall use its reasonable best efforts to have the comments of the SEC (if any) on the Proxy Statement (and any supplement or amendment thereto) addressed to the satisfaction of the SEC.

(d)            If any event occurs with respect to the Company or its Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall reasonably cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the holders of Shares.

(e)            If any event occurs with respect to Parent or Merger Sub, or any change occurs with respect to other information supplied by Parent or Merger Sub for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall reasonably cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the holders of Shares.

(f)            The Company (i) shall postpone or adjourn the Company Meeting at Parent’s request in one or more successive adjournments to a date as determined by the Company that is no later than thirty (30) days after the date on which the Company Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) (x) if a quorum has not been established at the time of the Company Meeting or (y) to allow reasonable additional time to solicit additional proxies if necessary in order to obtain the Requisite Company Stockholder Approval and (ii) may postpone or adjourn the Company Meeting in one or more successive adjournments to a date that is no later than thirty (30) days after the date on which the Company Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) (v) with the consent of Parent (not to be unreasonably withheld, conditioned or delayed), (w) if the Company reasonably believes that there will be insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting, (x) after consultation with Parent, to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith is necessary or advisable and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Meeting, or (y) to allow reasonable additional time to solicit additional proxies if necessary in order to obtain the Requisite Company Stockholder Approval. In addition, the Company shall postpone or adjourn the Company Meeting if and to the extent such postponement or adjournment of the Company Meeting is required by applicable Law.

5.5            Regulatory Filings; Consents.

(a)            Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable under this Agreement and applicable Law to cause the conditions set forth in Article VI to be satisfied and to consummate and make effective the Merger and the other Transactions as promptly as reasonably practicable. In furtherance and not in limitation of the foregoing, each of Parent and the Company shall, within ten (10) Business Days after the date of this Agreement, (i) make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions to the extent required under the HSR Act and (ii) file or cause to be filed appropriate filings or draft filings, notices or applications under the Laws set forth on Section 5.5(a) of the Company Disclosure Schedule with respect to this Agreement and the Transactions (the “Other Required Filings”). The Company, Parent and Merger Sub shall each use its reasonable best efforts to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to the foregoing (including with respect to information requests received from the relevant Governmental Entity following submission of the relevant filings, submissions or notices), and use their respective reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods and obtain all consents in connection with the foregoing as soon as reasonably practicable. Notwithstanding the foregoing, any party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties under this Section 5.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient party, and the recipient party shall cause such outside counsel not to disclose such materials or information to any employees, officers, directors or other Representatives of the recipient party, unless express written permission is obtained in advance from the source of the materials. With regard to any sharing of information contemplated under Section 5.5, (A) information may be withheld as necessary to address reasonable attorney-client privilege, contractual obligations or similar concerns, (B) materials may be redacted to remove references concerning the valuation for the Transactions and (C) no party or any of its affiliates shall be obligated to provide to any other party or its affiliates any portion of its or its affiliate’s notification filing under the HSR Act not customarily furnished to other parties in connection with filings under the HSR Act.

(b)            Except as prohibited by applicable Law or Order, Parent, Merger Sub and the Company shall (i) cooperate reasonably with each other in connection with any filing or submission with a Governmental Entity in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Transactions, (ii) promptly inform the other parties of (and, if in writing, supply to the other parties’ legal counsel) any substantive communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other similar Governmental Entity (including Governmental Entities in respect of the Other Required Filings), in each case regarding any of the Transactions, (iii) consult with each other prior to taking any material position with respect to the filings under the HSR Act or filings under the Other Required Filings, (iv) permit the other parties’ legal counsel to review and discuss in advance to the extent practicable, and consider in good faith the views of the other parties in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Entity with respect to filings under the HSR Act or the Other Required Filings, (v) coordinate with the other parties’ legal counsel in preparing and exchanging such information and promptly provide the other parties’ legal counsel with copies of all filings, presentations or material submissions (and a summary of any oral presentations) made by such party with any Governmental Entity relating to this Agreement or the Transactions under the HSR Act and the Other Required Filings, and (vi) to the extent permitted by the Governmental Entity, subject to the other party’s compliance with this Section 5.5(b), give the other parties the opportunity to participate in material meetings, presentations, consultations, and discussions related to obtaining clearances required in connection with the Transactions. Subject to applicable Law, the parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party relating to proceedings under the HSR Act or any Other Required Filing. Notwithstanding the foregoing, Parent shall control and direct (with prior notice to and consultation of the Company, and taking the Company’s views into account in good faith) all communications and strategy relating to any process, investigation, inquiry, challenge or Proceeding related to, under or in connection with the HSR Act or any other Antitrust Law and any Other Required Filing; provided that Parent, Merger Sub and their respective affiliates will not “pull-and-refile” pursuant to 16 C.F.R. 803.12, or otherwise withdraw any filing under the HSR Act or any other applicable Law, as the case may be, and refile it, unless the Company has consented in writing in advance to such withdrawal and refiling (such consent not to be unreasonably withheld, conditioned or delayed), and, no party or any of its affiliates shall extend any waiting period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the Transactions, except with the prior written consent of the other parties (such consent by the Company not to be unreasonably withhold, conditioned or delayed).

(c)            Unless prohibited by applicable Law or Order or by the applicable Governmental Entity, each of the Company, on one hand, and Parent and Merger Sub, on the other hand, shall (i) to the extent reasonably practicable and permissible by the relevant Governmental Entity, give the other party the opportunity to participate in or attend any material meeting and engage in any substantive conversation with any Governmental Entity in respect of the Transactions, (ii) to the extent reasonably practicable, give the other reasonable prior notice of any such substantive meeting or substantive conversation and (iii) in the event one such party is prohibited by applicable Law or Order or by the applicable Governmental Entity from participating or attending any such substantive meeting or engaging in any such substantive conversation, or it has not been reasonably practicable to include the non-participating party, keep such non-participating party reasonably apprised with respect thereto.

(d)            In furtherance of the actions and obligations described in Section 5.5(b), Section 5.5(c) or Section 5.5(e), each of the Company, on the one hand, and Parent, on the other hand, shall use its reasonable best efforts to resolve as promptly as reasonably practical (and in any event, prior to the Outside Date as it may be extended hereunder) such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under the HSR Act and any other Antitrust Law. Each of the Company, on one hand, and Parent, on the other hand, shall use its reasonable best efforts to take such actions as may be required to cause the expiration or termination of the waiting, notice or review periods under the HSR Act and any other Antitrust Law, in each case, with respect to the Transactions as promptly as reasonably practicable after the execution of this Agreement (and in any event prior to the Outside Date as it may be extended hereunder).

(e)            In furtherance of the actions and obligations described in Section 5.5(b), Section 5.5(c) or Section 5.5(d), each of the Company, on one hand, and Parent, on the other hand, further agrees that it shall, and shall cause its Subsidiaries to, use reasonable best efforts to take any and all actions necessary to (i) resolve, avoid, or eliminate impediments or objections, if any, that may be asserted with respect to the Transactions under any Antitrust Law and (ii) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, order or judgment that would prevent, prohibit, restrict or delay the consummation of the contemplated transactions, so as to enable the parties to close the contemplated transactions as promptly as reasonably practicable (but in no event later than the Outside Date as it may be extended hereunder), including, as necessary with regard to clauses (i) and (ii), (A) proposing, negotiating, or offering to commit and effect, by order, hold separate order, trust or otherwise, the sale, divestiture, license, disposition or hold separate of the assets or businesses of the Company or its Subsidiaries, or otherwise offering to take or offering to commit to take any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of the Company or its Subsidiaries, and if the offer is accepted, taking or committing to take such action, (B) terminating, relinquishing, modifying or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of the Company and its Subsidiaries (any action described in clause (A) or clause (B), a “Remedy Action”) and (C) defending through litigation or contest any action or proceeding, and seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions; provided that notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require or be construed to require that Parent or any of its affiliates propose, negotiate, offer, commit to, effect, become subject to, undertake, discuss, consent to or agree to (X) any relief or remedy that is not a Remedy Action, (Y) any Remedy Action or any combination of Remedy Actions that would or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries (taken as a whole) or (Z) any Remedy Action where the consummation or effectiveness of such Remedy Action is not conditioned upon the Closing. Any Remedy Action or any combination of Remedy Actions that individually or in the aggregate involves or impacts any of the Company’s and/or any of its Subsidiaries’ assets, businesses, product lines, properties and/or services with an aggregate fair market value of $300 million or more shall constitute a material adverse effect on the Company and its Subsidiaries (taken as a whole) for purposes of this Section 5.5.

(f)            Notwithstanding anything to the contrary in this Agreement, (i) nothing in this Agreement shall permit, or be deemed to permit, the Company or any of its Subsidiaries, without the prior written consent of Parent, to propose or offer to a Governmental Entity, commit to, effect, become subject to, undertake, discuss or negotiate with a Governmental Entity, consent to or agree to any Remedy Action or any other relief or remedy, (ii) at the request of Parent, the Company shall, and shall cause its Subsidiaries to, enter into one or more agreements prior to the Closing with respect to any Remedy Action (provided such agreements are conditioned upon the Closing), (iii) nothing in this Agreement shall require the Company to take or to cause its Subsidiaries to take any Remedy Action unless the effectiveness of such Remedy Action is conditioned upon the Closing and (iv) none of Parent, Merger Sub or their respective Subsidiaries shall take any Remedy Action with respect to the assets or businesses of the Company or its Subsidiaries without the prior written consent of the Company unless the effectiveness of such Remedy Action is conditioned upon the Closing. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, neither the Parent nor any of its Affiliates shall have any obligation at any time to propose, negotiate, offer, commit to, effect, become subject to, undertake, discuss, consent to or agree to (i) any sale, divestiture, lease, license, transfer, disposition, encumbrance, restriction, waiver, modification, impairment, limitation of freedom of action, limitation on ownership, limitation on control, obligation with respect to ongoing operations of, or hold separate of any assets, licenses, properties, operations, rights, product lines, businesses, services, interests, shares, or Equity Interests of or owned by Parent or any of Parent’s Affiliates (excluding the Company and the Company’s Subsidiaries as to any Remedy Action to the extent required under Section 5.5); or (ii) terminate, relinquish, modify or waive any existing relationships, ventures, contractual rights or obligations of Parent or any of Parent’s Affiliates (excluding the Company and the Company’s Subsidiaries as to any Remedy Action to the extent required under Section 5.5).

(g)            Parent shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire any assets or securities or lease any assets if such action would reasonably be expected to make it materially more likely that the expiration of any waiting period or any approval from any Governmental Entity necessary to consummate the Transactions does not occur, is not obtained or is materially delayed.

5.6            Employee Benefit Matters.

(a)            During the period commencing at the Closing Date and ending on the first anniversary of the Closing Date (the “Continuation Period”), Parent shall cause to be provided to each employee of the Company and its Subsidiaries as of immediately prior to the Effective Time (each a “Continuing Employee”) for so long as such Continuing Employee remains employed by Parent or its Subsidiaries (including the Surviving Corporation) during the Continuation Period, (i) (x) a base salary (or wage rate) and (y) target cash incentive opportunity that, in each case, is no less favorable than those provided to similarly-situated employees of Parent and (ii) employee benefits that are no less favorable than those provided to newly hired similarly-situated employees of Parent. For the greater of (x) the duration of any change in control protection period in any severance plan, program or individual agreement and (y) the duration of the Continuation Period, Parent or one of its affiliates shall maintain for the benefit of each Continuing Employee a severance or termination arrangement no less favorable than the severance or termination arrangement provided to such Continuing Employee immediately prior to the Effective Time.

(b)            With respect to each of the Company’s short-term cash incentive plans (each, an “Annual Short-Term Incentive Plan”):

(i)            If not already paid as of the Effective Time, and with respect to the performance period beginning October 1, 2025 and ending September 30, 2026, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) pay to each Continuing Employee, at substantially the same time or times that they would have otherwise been paid but for the Transactions, including, if applicable, the profit sharing component thereof, for such fiscal year (the “2026 Annual Bonus”) that is equal to the 2026 Annual Bonus that such Continuing Employee is entitled to receive under the applicable Annual Short-Term Incentive Plan based on actual level of achievement of the applicable performance criteria for such fiscal year measured as of September 30, 2026, or if earlier, as of the Effective Time (as determined after giving appropriate effect to the Transactions); provided that nothing in this Section 5.6(b)(i) shall reduce or limit any severance payment or benefit to which a Continuing Employee is entitled under any other Contract or Company Benefit Plan and in no event shall this provision result in a duplicate payment of the 2026 Annual Bonus to any Continuing Employee. Payment of the 2026 Annual Bonus to a Continuing Employee shall be conditioned upon (x) such Continuing Employee’s continued employment with Parent, the Surviving Corporation or any of their respective Subsidiaries from the Effective Time through the date such bonus is paid or (y) termination of such Continuing Employee’s employment by Parent, the Surviving Corporation or any of their respective Subsidiaries “without cause” before the payment date.

(ii)            Subject to the provisions of Section 5.1 of the Company Disclosure Schedule, if the Effective Time occurs on or after October 1, 2026, with respect to the performance period beginning October 1, 2026, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) pay to each Continuing Employee who remains employed with Parent, the Surviving Corporation or their respective Subsidiaries through the date the 2027 Annual Bonus is paid, at substantially the same time or times that they would have otherwise been paid but for the Transactions, a cash bonus, including, if applicable, the profit sharing component thereof, for such fiscal year (the “2027 Annual Bonus”) equal to the amount earned, if any, based on the level of achievement of the relevant performance goal(s) under the applicable Annual Short-Term Incentive Plan for such fiscal year; provided, that nothing in this Section 5.6(b)(ii) shall reduce or limit any severance payment or benefit to which a Continuing Employee is entitled under any other Contract or Company Benefit Plan.

(c)            With respect to benefit plans maintained by Parent or any of the Parent Subsidiaries, including the Surviving Corporation (including any vacation, paid time-off and severance plans, but excluding any plan providing for qualified or non-qualified defined benefit pension benefits, nonqualified deferred compensation, equity or equity-based compensation, or post-termination or retiree health or welfare benefits), for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Employee’s service with the Company or any of its Subsidiaries, as reflected in the Company’s records, shall be treated as service with Parent or any of the Parent Subsidiaries, including the Surviving Corporation; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d)            Parent shall, or shall cause the Parent Subsidiaries (including the Surviving Corporation) to use commercially reasonable efforts to, (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of the Parent Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time and (ii) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) will be eligible to participate from and after the Effective Time, provided, that none of the foregoing shall result in the duplication of benefits.

(e)            The Company and its Subsidiaries shall take all actions necessary or appropriate to terminate, effective as of no later than the day immediately preceding the Closing Date, any Company Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code, including, terminating participation in any pooled employer plan (the “401(k) Plan”). The Company shall deliver to Parent, before the Closing Date, written evidence (the form and substance of which shall be subject to review and comment by Parent) that (i) the Company Board or the applicable committee thereof has validly adopted resolutions to terminate or, with respect to any pooled employer plan, terminate participation in the 401(k) Plan and (ii) the Company and its Subsidiaries have made all necessary payments to fund the contributions (A) necessary or required to maintain the tax qualified status of the 401(k) Plan and (B) for employer matching contributions (if any) for the period before termination, (iii) the Company and its Subsidiaries have ceased contributions to the 401(k) Plan, (iv) the Company and its Subsidiaries have fully vested all retained employees who are participants under the 401(k) Plan, and (v) the Company and its Subsidiaries have taken any other actions necessary to terminate participation in any pooled employer plan.

(f)            Without limiting the generality of Section 9.9, the provisions of this Section 5.6 are solely for the benefit of the parties to this Agreement, and no Continuing Employee or other current or former employee or other Service Provider of the Company (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.6 shall create such rights in any such individuals. Nothing contained in this Agreement shall: (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or their respective affiliates to terminate the employment of any Continuing Employee at any time and for any reason; (ii) require Parent, the Surviving Corporation or any of their respective affiliates to continue any Company Benefit Plan or other employee benefit plans, programs or Contracts or prevent the amendment, modification or termination thereof following the Closing; or (iii) amend any Company Benefit Plans or other employee benefit plans, programs or Contracts.

(g)            Upon Parent’s reasonable request from time to time, the Company shall use commercially reasonable efforts to provide Parent, within a reasonable period of time following receipt of such request (but in no event more than ten (10) Business Days following receipt of such request), with the most recent calculations available to the Company relating to Sections 280G and 4999 of the Code relating to the Transactions.

5.7            Indemnification.

(a)            From and after the Effective Time and to the fullest extent permitted under applicable Law, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless each present and former director and officer of the Company and its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) (in each case, whether acting in such capacity or any other capacity on behalf of the Company or one or more of its Subsidiaries, including as a fiduciary of a Company Benefit Plan) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any actual or alleged Proceeding or investigation, whether civil, criminal, administrative or investigative, whenever asserted, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with (A) the fact that any Indemnitee is or was a director, officer, employee or agent of the Company or any of its Subsidiaries or a fiduciary of a Company Benefit Plan, (B) this Agreement or the Transactions (including any acts or omissions occurring or alleged to occur prior to the Effective Time, and whether asserted or claimed prior to, at or after the Effective Time) and (C) actions to enforce this provision or any other indemnification or advancement right of any Indemnitee, in each case, regardless of whether such indemnification is authorized under the Company Charter, the Company By-Laws or the certificate of incorporation and bylaws, or equivalent organizational documents, of any Subsidiary. In addition, from and after the Effective Time and to the fullest extent permitted under applicable Law, Parent shall, and shall cause the Surviving Corporation to, advance expenses (including reasonable legal fees and expenses) incurred by an Indemnitee in connection with such a Proceeding or investigation, including any expenses incurred in enforcing such Person’s rights under this Section 5.7, in each case regardless of whether such advancement is authorized under the Company Charter, the Company By-Laws or the certificate of incorporation and bylaws, or equivalent organizational documents, of any Subsidiary; provided that any Indemnitee to whom fees and expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnitee is not entitled to indemnification under applicable Law.

(b)            Parent agrees that all rights to exculpation, indemnification and advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions) existing as of the Effective Time in favor of any Indemnitee as provided in the Company Charter, the Company By-Laws, the certificate of incorporation and bylaws, or equivalent organizational documents, of any Subsidiary or in any Contract of the Company or its Subsidiaries with any of their respective directors or officers that provide for the indemnification or advancement of expenses to such Persons in effect as of the date of this Agreement and set forth in Section 5.7(b) of the Company Disclosure Schedule shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Surviving Corporation’s certificate of incorporation and any other applicable party’s certificate of incorporation and bylaws or similar organization documents in effect as of the date of this Agreement or in any Contract of the Company or its Subsidiaries with any of their respective directors or officers that provide for the indemnification or advancement of expenses to such Persons in effect as of the date of this Agreement and set forth in Section 5.7(b) of the Company Disclosure Schedule, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors or officers of the Company or its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding.

(c)            For six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall be jointly and severally responsible for maintaining for the benefit of the directors and officers of the Company, as of the date of this Agreement and as of the Closing Date, a directors and officers insurance policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing directors and officers insurance policy of the Company, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement, it being understood that if the total premiums payable for such insurance coverage exceeds such amount, Parent shall obtain a policy with the greatest coverage available for a cost equal to such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with such coverage for an aggregate period of six (6) years from and after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of this Agreement or the Transactions. The Company shall be permitted, at its sole discretion, to obtain such prepaid “tail” policies (subject to the aforementioned premium cap) that provide such coverage prior to the Effective Time.

(d)            In the event that either Parent or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, Parent shall, and shall cause the Surviving Corporation to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.7.

(e)            The provisions of this Section 5.7 are (i) intended to be, from and after the Effective Time, for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification, advancement or contribution that any such individual may have under the Company Charter, the Company By-Laws or similar organization documents in effect as of the date of this Agreement or in any Contract of the Company or its Subsidiaries in effect as of the date of this Agreement. From and after the Effective Time, the obligations of Parent and the Surviving Corporation under this Section 5.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.7 applies unless the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.7 applies shall be, from and after the Effective Time, third party beneficiaries of this Section 5.7).

(f)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or employees, it being understood and agreed that the indemnification and advancement of expenses provided for in this Section 5.7 are not prior to or in substitution for any such claims under such policies.

5.8            Parent Agreements Concerning Merger Sub. During the period from the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VII, Merger Sub shall not engage in any activity of any nature except for activities contemplated by, related to or in furtherance of the Transactions (including enforcement of its rights under this Agreement, the Commitment Letters or the Definitive Agreements) or as provided in or contemplated by this Agreement. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.

5.9            Takeover Statutes; Rights Agreement. From the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Article VII, the Company shall (a) take all action necessary so that no restriction on business combinations in any Takeover Statute is or becomes applicable to this Agreement or any of the Transactions (including, for the avoidance of doubt, the Merger), and (b) if any provision of the Rights Agreement or any restriction on business combinations in such Takeover Statute is or becomes applicable to this Agreement or any of the Transactions (including, for the avoidance of doubt, the Merger), take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such provision or Takeover Statute on this Agreement and the Transactions (including, for the avoidance of doubt, the Merger). No Change of Recommendation shall change, or be deemed to change, or permit the Company or the Company Board to change, in any manner or respect the approval of the Company Board for purposes of causing any Takeover Statute to be inapplicable to this Agreement or any of the Transactions (including, for the avoidance of doubt, the Merger). Neither the Company nor the Company Board shall take any action to exempt any Person other than Parent or Merger Sub from the restrictions on “business combinations” contained in any applicable Takeover Statute or in the Company’s organizational documents, or the effect of any provision of the Rights Agreement, or otherwise cause such restrictions or provisions not to apply; provided, however, that notwithstanding anything to the contrary in this Agreement, the Company and the Company Board may take any one or more of such actions substantially concurrently with the termination of this Agreement pursuant to Section 7.1(c).

5.10            Section 16 Matters. Prior to the Effective Time, the Company and Parent shall take all such steps as may be reasonably necessary to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.11            Stockholder Litigation. The Company shall control the defense or settlement of any stockholder litigation against the Company and/or its directors and officers relating to this Agreement, the Voting Agreement or the Transactions, including the Merger (collectively, “Stockholder Litigation”); provided that the Company shall (a) give Parent reasonable opportunity to participate in, at Parent’s expense, the defense or settlement of any such Stockholder Litigation, (b) consult in good faith with Parent with respect to the defense, settlement and prosecution of any Stockholder Litigation, and (c) direct its counsel to consider in good faith Parent’s comments or suggestions relating to proposed strategy and other significant decisions with respect to such Stockholder Litigation. The Company shall promptly notify Parent of any Stockholder Litigation that is brought or, to the Knowledge of the Company, threatened, and shall keep Parent reasonably and promptly informed on a current basis with respect to the status thereof. Without limiting the generality of the foregoing, the Company shall not settle any Stockholder Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

5.12            Stock Exchange Delisting. The Surviving Corporation shall cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as promptly as practicable following the Effective Time, and prior to the Effective Time the Company shall reasonably cooperate with Parent with respect thereto.

5.13            Publicity. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall use their reasonable best efforts to provide the other party with reasonable advance notice of any press release or other public statements or public filings with respect to the Merger, the other Transactions or this Agreement or the Voting Agreement, and shall provide the other party with a reasonable opportunity to review and comment on such press release or other public statements or public filings and consider in good faith any comments with respect thereto. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing, without prior consent of the other parties, each party may (a) disseminate information substantially similar to information included in a press release or other document previously approved for public distribution by the other parties (including the Proxy Statement), (b) make a public statement in respect of any Acquisition Proposal or a Company Board Recommendation Change and (c) issue any press release or make any other public statements or public filings as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

5.14            Company Indebtedness. The Company shall use, or shall cause its applicable Subsidiaries to use, reasonable best efforts to deliver to Parent at least two (2) Business Days prior to the Closing Date an appropriate and customary payoff letter with respect to the Company Credit Facility (the “Payoff Letter”) specifying the aggregate payoff amount of the Company’s obligations (including principal, interest, fees, expenses, premium (if any) and other amounts payable in respect of such indebtedness) that will be outstanding under such indebtedness as of the Closing and providing for a release of all guarantees thereunder upon the receipt of the respective payoff amounts specified in the Payoff Letter (it being understood and agreed that Parent and Merger Sub shall be responsible for paying all amounts under the Payoff Letter).

5.15            Financing and Financing Cooperation.

(a)            Parent shall use its reasonable best efforts to take and shall cause each of its Subsidiaries to use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing in an amount sufficient, together with Parent’s other available sources of funds, to fund the Financing Amount on the date on which the Merger is required to be consummated pursuant to the terms hereof, including by using reasonable best efforts to (i) maintain in effect the Commitment Letters, (ii) negotiate and enter into definitive agreements with respect to the Financing required to pay the Financing Amount (the “Definitive Agreements”) consistent with the terms and conditions contained in the Commitment Letters (including, as necessary, the “flex” provisions contained in any related fee letter) and without any Prohibited Modification, (iii) satisfy on a timely basis all conditions required to be satisfied by it in the Commitment Letters and the Definitive Agreements and complying with its obligations thereunder and (iv) enforce its rights under the Commitment Letters and the Definitive Agreements in a timely and diligent manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the Commitment Letters or the Definitive Agreements (other than the consummation of the Merger, those conditions that by their nature are to be satisfied at the Closing and those conditions the failure of which to be satisfied is attributable to a breach by Parent or Merger Sub of its representations, warranties, covenants or agreements contained in this Agreement) have been satisfied, Parent and Merger Sub shall use reasonable best efforts to cause the Financing Entities to comply with their respective obligations thereunder. Neither Parent, Merger Sub nor any of their Subsidiaries shall, without the prior written consent of the Company: (i) permit, consent to or agree to any amendment, replacement, supplement, or modification to, or any waiver of, any provision or remedy under, any Commitment Letter or any Definitive Agreement if such amendment, replacement, supplement, modification, waiver or remedy would reasonably be expected to (A) add new (or adversely modify any existing) conditions to the consummation of all or any portion of the Financing that (1) materially delay, impede or prevent the consummation of the Merger or the other Transactions or (2) materially delay, prevent or otherwise make less likely to occur the funding of the Financing (or satisfaction of the conditions to obtaining the Financing), (B) reduce the aggregate principal amount of the Financing below the amount that, together with Parent’s other available sources of funds, is necessary to satisfy the Financing Amount, or (C) adversely affect the ability of Parent or Merger Sub to enforce its rights against other parties to any Commitment Letter or any Definitive Agreement as so amended, replaced, supplemented or otherwise modified relative to the ability of Parent to enforce its rights against the other parties to the corresponding Commitment Letter as in effect on the date of this Agreement (the effects described in clauses (A) through (C), collectively, the “Prohibited Modifications”); provided that the Commitment Letters may be amended to add additional lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Commitment Letters as of the date of this Agreement so long as any such addition (x) would not effect a Prohibited Modification or (y) individually and in the aggregate with all such additions, would not reasonably be expected to materially delay, impede or prevent the consummation of the Merger or the other Transactions, or (ii) terminate or cause the termination of any Commitment Letter or any Definitive Agreement. Parent shall promptly deliver to the Company copies of any amendment, replacement, supplement, termination, modification or waiver to the Commitment Letters and/or Definitive Agreements.

(b)            In the event that any portion of the Financing required to pay the Financing Amount becomes unavailable, regardless of the reason therefor, Parent shall (i) promptly notify the Company in writing of such unavailability and the reason therefor and (ii) subject to the last sentence of this Section 5.15(b), use reasonable best efforts, and cause each of its Subsidiaries to use their respective reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such unavailable portion from the same or alternative sources (the “Replacement Financing”) in an amount sufficient, when taken together with any available portion of the Financing and Parent’s other available sources of funds, to pay the Financing Amount, and which does not include any Prohibited Modifications. Parent shall provide the Company with prompt written notice (i) of any breach, default, cancellation, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement of which Parent becomes aware and (ii) upon receipt of any written notice or other written communication from any Financing Entity with respect to any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement of any provision thereof. Upon reasonable request therefor, Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to consummate the Financing, including any Replacement Financing. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.15 shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent to pay any fees or any interest rates applicable to the Financing in excess of those contemplated by the Commitment Letters (after giving effect to the “market flex” provisions), or agree to terms materially less favorable to Parent or the Company than the terms contained in or contemplated by the Commitment Letters as of the date of this Agreement (in either case, whether to secure waiver of any conditions contained therein or otherwise).

(c)            Notwithstanding anything else in this Agreement to the contrary, in no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Parent, Merger Sub or any of their respective affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

(d)            To the extent Parent obtains Replacement Financing or amends, replaces, supplements, modifies or waives any of the Commitment Letters or the Definitive Agreements, in each case pursuant to and in accordance with this Section 5.15, references to the “Financing,” “Financing Entities,” “Financing Parties,” “Commitment Letters” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Replacement Financing, the financing sources and/or their related parties in respect thereof, the commitments thereunder and the agreements with respect thereto, or the Financing, as applicable, as so amended, replaced, supplemented modified or waived.

(e)            Prior to the Closing, the Company shall use its reasonable best efforts, and shall use its reasonable best efforts to cause its Subsidiaries to use their respective reasonable best efforts, and shall use its reasonable efforts to cause their respective Representatives to use their reasonable best efforts, to provide customary cooperation in connection with the arrangement and implementation of the Financing (provided that such cooperation shall not unreasonably interfere with the ongoing business operations of the Company and its Subsidiaries), to the extent reasonably requested by Parent in writing, including using reasonable best efforts to:

(i)            furnish to Parent historical financial information regarding the Company and its Subsidiaries required pursuant to Sections 3(iii) and 3(iv) of Annex C of the Commitment Letter in respect of the bridge facility;

(ii)            (A) execute customary authorization letters (containing customary 10b-5 representations, which representations shall be limited to the knowledge of the Company and to information provided by or on behalf of the Company) with respect to the Offering Documents relating to the “bank” financing that authorize the distribution of information to prospective lenders, (B) identify any portion of such information that constitutes material, non-public information regarding the Company or its Subsidiaries or their respective securities, and (C) cause members of senior management of the Company to participate in a reasonable number of customary meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, at reasonable and mutually agreed times and with reasonable advance notice, and in each case which shall be telephonic or held by videoconference unless otherwise agreed to by the Company (provided that no more than one (1) additional meeting, presentation, road show, due diligence session, drafting session and session with rating agencies shall be required in connection with the Replacement Financing);

(iii)            (A) cooperate with the marketing efforts for any of the Financing and (B) assist Parent and the Financing Entities with obtaining ratings as contemplated by the Financing;

(iv)            assist Parent and the Financing Entities in their preparation of the Offering Documents and review and comment on Parent’s draft of a business description and a “Management’s Discussion and Analysis” of the financial statements to be included in such Offering Documents;

(v)            in the event the Financing includes an offering of debt securities, request and facilitate its independent auditors to (A) provide, consistent with customary practice, customary accountant’s comfort letters (including “negative assurance” comfort and change period comfort), together with drafts of such comfort letters that such independent auditors are prepared to deliver upon the “pricing” of any high-yield bonds being issued in connection with the Financing, and consents from the Company’s independent auditors with respect to financial information regarding the Company and its Subsidiaries (it being agreed that the fees and expenses of the Company’s independent auditors incurred in connection with such comfort letters, consents, and other deliverables shall be borne by Parent as provided in Section 5.15(g)), (B) provide reasonable assistance to Parent in connection with Parent’s preparation of pro forma financial statements and pro forma financial information (it being agreed that the Company will not be required to provide any information or assistance relating to (x) the proposed aggregate amount of debt financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt financing, (y) any post-Closing or pro forma cost savings, synergies, capitalization or ownership desired to be incorporated into any information used in connection with the Financing or (z) any financial information related to Parent or any of its Subsidiaries) and (C) attend a reasonable and customary number of accounting due diligence sessions and drafting sessions, which sessions shall be telephonic or held by videoconference and held at reasonable and mutually agreed times; provided that the Company shall not be deemed to be in breach of this Section 5.15(e)(v) solely because the Company’s independent auditors decline to provide any deliverable contemplated by this Section 5.15(e)(v);

(vi)            assist Parent in its preparation of, and facilitate execution and delivery as of but not prior to the Closing of, definitive financing documents (including any guarantee, pledge and security documents, supplemental indentures, commodity, currency or interest rate or other reasonable hedging arrangement, other definitive financing documents or other certificates or documents (which other certificates or documents shall be consistent with the terms of the Commitment Letters and customary for financings of the type contemplated thereby) as may be reasonably requested by Parent or the Financing Entities (including a certificate of the chief financial officer of the Company with respect to solvency matters (which certificate shall speak only as of the Closing after giving effect to the Transactions, and Parent shall provide the chief financial officer of the Company with all information reasonably necessary to deliver such certificate at least five (5) Business Days prior to the Closing Date) in the form set forth as an exhibit to the Commitment Letters)) and the schedules and exhibits thereto, it being understood that the effectiveness of such documents shall be conditioned upon the occurrence of the Closing;

(vii)            facilitate the pledging of collateral and granting of guarantees for the Financing, including using reasonable best efforts to deliver any original stock certificates (which original stock certificates need not be delivered prior to the Closing) and appropriate instruments of transfer of wholly owned Subsidiaries of the Company that are reasonably available to the Company and constitute collateral for the Financing and providing reasonable and customary assistance to Parent and Merger Sub in connection with Parent’s and Merger Sub’s negotiation of any collateral documents that involve a third party, including landlord waivers, deposit account control agreements, blocked account arrangements or lock box arrangements, if applicable (it being understood that (x) the Company shall not be required to guarantee receipt of any third-party consents, (y) the costs and expenses associated with obtaining such third-party consents shall be borne by Parent in accordance with Section 5.15(g), and (z) the Company shall not be required to make any payments or grant any concessions to any third party in connection therewith); it being understood in each case that the effectiveness of such pledges and other documents shall be conditioned upon the occurrence of the Closing;

(viii)            furnish Parent and the Financing Entities at least five (5) Business Days prior to the Closing Date (solely to the extent requested by Parent in writing at least ten (10) Business Days prior to the Closing Date) with all documentation and other information related to the Company and its Subsidiaries required by Governmental Entities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended and the requirements of 31 C.F.R. § 1010.230;

(ix)            solely with respect to financial information and data derived from the Company’s historical books and records, provide reasonable and customary assistance to Parent with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by Parent or the Financing Entities and customary to be included in any marketing materials or Offering Documents or of the type required by the Commitment Letters (provided that the Company and its Subsidiaries shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments thereto and, for the avoidance of doubt, shall not be obligated to provide any Excluded Information);

(x)            facilitate the taking, no earlier than the Closing, of customary corporate approvals, reasonably requested by Parent to permit the consummation of the Financing (provided that no such action shall be required of the Company Board or any committee thereof);

(xi)            cooperate in satisfying the conditions precedent set forth in the Commitment Letters as in effect as of the date of this Agreement or any definitive document relating to the Financing with conditions precedent no more onerous than those set forth in the Commitment Letters as in effect as of the date of this Agreement to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries;

(xii)            (A) ensure that the Financing Entities and their advisors and consultants shall have customary and reasonable access (subject to advance notice of at least three (3) Business Days), at mutually agreed times and places and on a reasonable and customary number of occasions to the Company’s and its Subsidiaries’ books and records and relevant officers to evaluate the Company’s and its Subsidiaries’ current assets, inventory, cash management and accounting systems, policies and procedures relating thereto for the purposes of Parent and Merger Sub establishing collateral arrangements as of the Closing, and provide customary assistance with other collateral audits, collateral appraisals and due diligence examinations customary for financing of the type consistent with the Financing, at mutually agreed times and places (provided that such access shall not unreasonably disrupt the normal business operations of the Company and its Subsidiaries); and (B) participate, and cause its Subsidiaries and their respective Representatives to participate, in due diligence sessions as reasonably requested by Parent, in connection with the transactions contemplated by Section 4.6 and this Section 5.15; and

(xiii)            in connection with the Company Notes:

(1)            (A) in cooperation with Parent, commence and conduct, in accordance with the terms of the applicable Indenture, one or more offers to purchase, including any “Change of Control Offer” (as such term is defined in each applicable Indenture), and/or any tender offer, or any exchange offer, and to conduct one or more consent solicitations, if any (each, a “Debt Offer” and collectively, the “Debt Offers”), with respect to any or all of the outstanding aggregate principal amount of the Company Notes identified by Parent to the Company in writing after the date of this Agreement on terms that are acceptable to Parent (provided that any such Debt Offer shall be (x) in compliance with applicable Law, the terms of the applicable Indenture and the terms of this Section 5.15, (y) at the sole expense of Parent and (z) consummated using funds of Parent), and (B) provide all assistance and take any actions reasonably requested by Parent that are customary or necessary in connection with the foregoing (including delivering and using reasonable best efforts to cause counsel for the Company to deliver, as applicable, to the dealer manager for any such Debt Offer and/or the trustee under the applicable Indenture and/or the holders of the Company Notes customary officer’s certificates, supplemental indentures and legal opinions and 10b-5 letters); provided that (x) the Company shall not be required to commence any applicable Debt Offer until Parent shall have provided the Company with the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal and press release, in each case if any, in connection therewith and each other document relevant to such transaction that will be distributed by the Company to holders of the Company Notes in the applicable Debt Offer (collectively, the “Debt Offer Documents”) with a reasonable period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel to review and comment on the related Debt Offer Documents (in each case, at Parent’s sole expense), which comments shall be considered by Parent in good faith and (y) the closing of any Debt Offers shall expressly conditioned on the occurrence of the Closing;

(2)            to the extent any Debt Offer includes a consent solicitation, in cooperation with Parent, (A) solicit any consent deemed appropriate by Parent from the holders of the Company Notes to amend the applicable Indentures governing such Company Notes (each such solicitation, a “Consent Solicitation”), (B) execute and deliver or cause to be executed and delivered, at or prior to the Effective Time, such documents, instruments, supplemental indentures and/or notices as may be required under the Company Notes pursuant to the Indentures as a direct result of the Merger or any Consent Solicitation and use reasonable best efforts to obtain the execution of such instruments by the other parties required to execute such instruments and (C) provide all assistance and take any actions reasonably requested by Parent that are customary or necessary in connection with the foregoing (including delivering and using reasonable best efforts to cause counsel for the Company to deliver, as applicable, to the solicitation agent for any such Consent Solicitation and/or the trustee under the applicable Indenture and/or the holders of the Company Notes customary officer’s certificates, supplemental indentures and legal opinions and 10b-5 letters); and

(3)            upon written request of Parent, in lieu of or in addition to commencing any Debt Offers for the Company Notes, subject to applicable Law and the terms of the applicable Indenture, in cooperation with Parent, (A) send any notices of redemption with respect to all or a portion of the outstanding aggregate principal amount of the Company Notes (which shall be in the form required under the applicable Indenture and subject to any conditions specified by Parent) to the applicable trustee under the Indentures, (B) take such actions as may be required under the applicable Indenture to cause such trustee to proceed with the redemption of the applicable Company Notes and to provide the notice of redemption to the holders of such Company Notes pursuant to the applicable Indenture, and (C) execute and deliver all other documents required under the applicable Indenture to issue notices of redemption for such Company Notes in accordance with the applicable Indenture, providing (x) for the redemption on the date as shall be specified by Parent of such Company Notes or (y) for satisfaction and discharge of the applicable Indenture, pursuant to the requisite provisions of the applicable Indenture (the “Redemptions”); provided that (I) notwithstanding anything in this Agreement to the contrary, any such Redemptions or satisfaction and discharge must be conditioned on the occurrence of the Closing (it being understood and agreed that Parent and Merger Sub shall be responsible for paying all amounts in connection with the Redemptions) and (II) the notices of redemption delivered to the applicable trustee and holders of the Company Notes may state that the redemption date may be delayed until such time as any condition to redemption stated therein shall be satisfied or such Redemption may not occur and such notice may be rescinded in the event such condition shall not have been satisfied; provided that Parent shall be solely responsible for preparing or causing to prepare drafts of all notices, officer’s certificates, offers to purchase or exchange, consent solicitation statements, letters of transmittal, documents, instruments, supplemental indentures or other materials contemplated by this Section 5.15(e)(xiii) in connection with the Debt Offers, Consent Solicitation and/or Redemptions and for the costs and expenses incurred in connection with obligations contemplated hereby as further provided in Section 5.15(g), and will provide or cause to be provided such drafts to the Company for execution and delivery pursuant to this Section 5.15(e)(xiii).

(f)            The foregoing notwithstanding, none of the Company nor any of its Subsidiaries or their respective Representatives shall be required to take or permit the taking of any action pursuant to this Section 5.15 that would: (i) require any persons who are officers or directors of the Company or its Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, opinion, instrument or agreement or agree to any change or modification of any existing certificate, document, opinion, instrument or agreement (except any authorization letters delivered pursuant to Section 5.15(e)(ii), or customary management representation letters required by the Company’s auditors in connection with the delivery of “comfort letters” as set forth in Section 5.15(e)(v)), in each, unless (A) such person will continue as an officer, director or equivalent of such entities following the Closing and (B) the effectiveness of such resolutions, consents, certificates, documents, instruments, agreements, changes or modifications is contingent upon the occurrence of the Closing, (ii) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (iii) reasonably be expected to prevent, materially delay or materially impair the satisfaction of any of the conditions to the Closing set forth in Article VI or otherwise result in a breach of this Agreement, (iv) conflict with or violate any fiduciary duty applicable to any Representative of the Company; (v) require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing prior to the Closing or otherwise incur any obligation under any agreement, certificate, document or instrument (except to the extent the effectiveness of any such fee, expense, liability or obligation is subject to and conditioned upon the occurrence of the Closing), (vi) reasonably be expected to cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (vii) reasonably be expected to conflict with the organizational documents of the Company or any of its Subsidiaries or any Laws, (viii) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material Contract (including confidentiality provisions therein), (ix) require the Company or any of its Subsidiaries or any of their respective Representatives to provide access to or disclose information that the Company or any of its Subsidiaries reasonably determines would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Subsidiaries, (x) require the Company or any of its Subsidiaries or any of their respective Representatives to prepare or deliver any Excluded Information, (xi) unreasonably interfere with the ongoing business operations of the Company or any of its Subsidiaries, be unduly burdensome or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries, (xii) waive or amend any terms of this Agreement or agree, subject to Section 5.15(g) hereof, to pay any fees or reimburse any expenses for which it has not received prior reimbursement, (xiii) give any indemnities or (xiv) take any action which would contravene any position taken in any tax return or financial statements. Nothing contained in this Section 5.15 or otherwise in this Agreement shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing.

(g)            Parent shall (i) promptly upon written request by the Company, reimburse the Company or any of its Subsidiaries for all reasonable and documented out-of-pocket costs incurred by them or their respective Representatives (including reasonable and documented out-of-pocket attorneys’ fees and expenses and accountants’ fees and expenses) in connection with their cooperation pursuant to Section 5.15(e) (other than with respect to any information prepared or provided by or on behalf of the Company or any of its Subsidiaries in the ordinary course of business); and (ii) indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities and losses suffered or incurred by them in connection with the arrangement of the Financing or the transactions contemplated by this Section 5.15, any action taken by them at the request of Parent or its Representatives pursuant to this Section 5.15 and any information used in connection therewith (other than liabilities or losses resulting solely from information provided by or on behalf of the Company or its Subsidiaries), in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of the Company, its Subsidiaries or any of their Representatives, as determined in a final and non-appealable judgment by a court of competent jurisdiction.

(h)            All non-public or otherwise confidential information regarding the Company or any of its affiliates obtained by Parent or its Representatives pursuant to this Section 5.15 shall be kept confidential in accordance with the Nondisclosure Agreement. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(i)            The parties acknowledge and agree that (i) the provisions contained in this Section 5.15 represent the sole obligation of the Company and its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent or Merger Sub with respect to the Transactions and no other provision of this Agreement (including the Exhibits hereto and the Disclosure Schedules) shall be deemed to expand or modify such obligations, and (ii) notwithstanding anything to the contrary in this Agreement, the Company’s or any of its Subsidiaries’ breach of any of the covenants required to be performed by it under this Section 5.15 shall not be considered in determining the satisfaction of the condition set forth in Section 6.3(b), unless such breach is the primary cause of Parent being unable to obtain the proceeds of the Financing at Closing.

5.16            Notification of Certain Events. From the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Article VII, the Company will promptly notify Parent in writing, and Parent will promptly notify the Company in writing, as applicable, after receiving or becoming aware of (a) any written notice or other communication from any Person alleging that the consent or waiver of such Person is or may be required in connection with the Transactions, if the failure of such party to obtain such consent or waiver could reasonably be expected to be material to the Company, the Surviving Corporation or Parent, as the case may be (and the response thereto from Parent or the Company, as the case may be ), (b) the occurrence, or non-occurrence, of any event which could be reasonably likely to cause any condition set forth in Section 6.1, Section 6.3 (in the case of the Company as the notifying party) or Section 6.2 (in the case of Parent as the notifying party) to not be met and (c) any Proceeding commenced or, to its knowledge, threatened against, relating to or otherwise involving Parent or any Parent Subsidiaries (if Parent is the notifying party) or the Company or any of its Subsidiaries (if the Company is the notifying party) that relates to the consummation of the Transactions. The delivery of any notice pursuant to this Section 5.16 will not (i) limit, modify or otherwise affect any of the representations, warranties, covenants, agreements or conditions contained in this Agreement, (ii) limit or otherwise affect the rights or remedies of Parent or the Company, (iii) be deemed to affect or modify Parent’s or Merger Sub’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement or the Company’s reliance on the representations, warranties, covenants, and agreements made by Parent and Merger Sub in this Agreement or (iv) be deemed to amend or supplement the Disclosure Schedules or prevent or cure any misrepresentation, breach of warranty or breach of covenant by the Company, Parent or Merger Sub.

5.17            Certain Arrangements. Without the prior consent of the Company Board, neither Parent, Merger Sub nor any of their respective affiliates, or any other Person on behalf of Parent or Merger Sub or their respective affiliates, directly or indirectly, shall, prior to the Effective Time, have any discussions with respect to, or enter into any agreement, arrangement or understanding (in each case, whether oral or written), or commit or agree to enter into any agreement, arrangement or understanding (in each case, whether oral or written) with any stockholder of the Company or any officer or director of the Company (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) holder of Shares would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s Shares; (ii) holder of Shares agrees to approve this Agreement or vote against any Superior Proposal; or (iii) any stockholder, director or officer agrees to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

Article VI
Conditions to Consummation of the Merger

6.1            Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction (or waiver by Parent and the Company, if permissible under Law) at or prior to the Closing of each of the following conditions:

(a)            Requisite Company Stockholder Approval. The Requisite Company Stockholder Approval shall have been obtained.

(b)            No Restraints. No outstanding Order or Law enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity that restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Transactions shall be in effect (each restraint described by this Section 6.1(b), a “Closing Legal Impediment”).

(c)            Regulatory Approvals. The waiting period under the HSR Act and all timing agreements or commitments with or made to any Governmental Entity in connection with any Proceeding under any Antitrust Law to delay or not to consummate the Transactions prior to a certain date, circumstance or event, shall have expired or been terminated.

6.2            Conditions to Obligations of the Company Under This Agreement. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company) at or prior to the Closing of the following conditions:

(a)            The representations and warranties of Parent and Merger Sub set forth in Article IV shall be true and correct (disregarding all qualifications or limitations as to “materiality” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where any failure to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)            Parent and Merger Sub shall have performed in all material respects the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.

(c)            Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by the chief executive officer or the chief financial officer of Parent, certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

6.3            Conditions to Obligations of Parent and Merger Sub Under This Agreement. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent) at or prior to the Closing of the following conditions:

(a)            The representations and warranties of the Company (i) set forth in Section 3.2(a) and clause (b) of the first sentence of Section 3.6 shall be true and correct in all respects (except, in the case of Section 3.2(a), for any de minimis inaccuracies (relative to the total fully-diluted equity capitalization of the Company)), as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) set forth in the Company Fundamental Representations (other than the representations and warranties listed in the immediately preceding clause (i)) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) set forth in Article III (other than the representations and warranties listed in the immediately preceding clauses (i) and (ii)) shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            The Company shall have performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)            Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d)            The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by the chief executive officer or the chief financial officer of the Company, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

Article VII
Termination, Amendment and Waiver

7.1            Termination. This Agreement may be terminated, and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether before or (subject to the terms hereof) after receipt of the Requisite Company Stockholder Approval, by action taken or authorized by the board of directors or similar governing body of the terminating party or parties:

(a)            By mutual written consent of Parent and the Company;

(b)            By Parent or the Company, if the Effective Time has not occurred by 11:59 p.m., Eastern time, on February 6, 2027 (such date, as it may be mutually extended in writing by Parent and the Company, or automatically extended pursuant to this Section 7.1(b) or Section 9.11(d), the “Outside Date”); provided that if, as of February 6, 2027, the conditions set forth in Section 6.1(b) or Section 6.1(c) shall not have been satisfied but all of the other conditions set forth in Article VI have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date), then the Outside Date shall automatically be extended to May 6, 2027, which date shall thereafter be deemed to be the Outside Date; provided further neither party (treating Parent and Merger Sub as one party for this purpose) shall be entitled to terminate this Agreement pursuant to this Section 7.1(b) if such party’s breach of this Agreement has been the principal cause of the failure of the Closing to occur prior to the Outside Date;

(c)            By the Company, prior to the time at which the Requisite Company Stockholder Approval has been obtained, in order to enter into an Alternative Acquisition Agreement providing for a Superior Proposal; provided that (i) the Company has complied in all respects with Section 5.3 (subject to the standard specified in Section 5.3(d)(ii)(1)), (ii) the Company concurrently with the termination enters into the Alternative Acquisition Agreement related to such Superior Proposal, and (iii) the Company shall prior to or concurrently with (and as a condition to) such termination pay the Company Termination Fee to or for the account of Parent pursuant to Section 7.2(a)(i);

(d)            By Parent, prior to the time at which the Requisite Company Stockholder Approval has been obtained, if the Company Board shall have effected a Change of Recommendation, whether or not in compliance with Section 5.3;

(e)            By either the Company or Parent, if the Company Meeting (as it may be adjourned or postponed in accordance with this Agreement) shall have concluded and the Requisite Company Stockholder Approval shall not have been obtained at such meeting; provided that the right to terminate this Agreement pursuant to this Section 7.1(e) shall not be available to any party (treating Parent and Merger Sub as one party for this purpose) whose breach of this Agreement has been the principal cause of the failure to obtain the Requisite Company Stockholder Approval;

(f)            By either the Company or Parent, if there is in effect any final, non-appealable Closing Legal Impediment; provided neither Parent nor the Company may terminate this Agreement pursuant to this Section 7.1(f) if a breach of Parent’s (treating Parent and Merger Sub as one party for this purpose) or the Company’s, respectively, obligations under this Agreement has been the principal cause of the entry of such Closing Legal Impediment;

(g)            By Parent, if the Company has breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, such that any condition set forth in Section 6.1 or Section 6.3 would not be satisfied and such breach or failure to perform shall not have been cured prior to the earlier of (i) thirty (30) Business Days after Parent provided written notice of such breach to the Company and (ii) the third Business Day prior to the Outside Date; provided that Parent may not terminate this Agreement pursuant to this Section 7.1(g) if at such time, Parent or Merger Sub is then in breach of any of its covenants or agreements contained in this Agreement, which breach would result in a failure of a condition set forth in Section 6.1 or Section 6.2 to be satisfied; or

(h)            By the Company, if Parent or Merger Sub shall have breached any of their representations or warranties or failed to perform any of their covenants or other agreements contained in this Agreement, such that any condition set forth in Section 6.1 or Section 6.2 would not be satisfied and such breach or failure to perform shall not have been cured prior to the earlier of (i) thirty (30) Business Days after the Company provided written notice of such breach to Parent and (ii) the third Business Day prior to the Outside Date; provided that the Company may not terminate this Agreement pursuant to this Section 7.1(h) if at such time, the Company is then in breach of any of its covenants or agreements contained in this Agreement, which breach would result in a failure of a condition set forth in Section 6.1 or Section 6.3 to be satisfied.

7.2            Termination Fee.

(a)            The Company shall pay or cause to be paid to Parent (or its designee) the Company Termination Fee if any of the following occur:

(i)            this Agreement is terminated by the Company pursuant to Section 7.1(c);

(ii)            this Agreement is terminated by Parent pursuant to Section 7.1(d); or

(iii)            (A) either Parent or the Company terminates this Agreement pursuant to Section 7.1(b) or Section 7.1(e), or Parent terminates this Agreement pursuant to Section 7.1(g) due to a breach of, or a failure to perform or comply with, one or more covenants or agreements set forth in Section 5.3, Section 5.4 or Section 5.5, (B) a bona fide Acquisition Proposal (provided for purposes of this clause (iii), all references to “15%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%”) has been publicly disclosed or, in the case of termination pursuant to Section 7.1(b) or Section 7.1(g), made known to the Company Board after the date of this Agreement and, if publicly disclosed, has not been publicly withdrawn (x) in the case of termination pursuant to Section 7.1(b) or Section 7.1(g), prior to the Outside Date or (y) in the case of termination pursuant to Section 7.1(e), at least two (2) Business Days prior to the date of the Company Meeting, and (C) within twelve (12) months after such termination, the Company and/or its Subsidiaries shall have entered into a definitive agreement with respect to, or consummated, an Acquisition Proposal.

(b)            Any Company Termination Fee due under this Section 7.2 shall be paid to Parent (or its designee) by wire transfer of same-day funds (i) in the case of Section 7.2(a)(i), substantially concurrently with such termination, (ii) in the case of Section 7.2(a)(ii), within two (2) Business Days after such termination and (iii) in the case of Section 7.2(a)(iii), within three (3) Business Days after the entry into the definitive agreement with respect to, or consummation of, the Acquisition Proposal described in Section 7.2(a)(iii) (it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion).

(c)            Each party acknowledges that the agreements contained in this Section 7.2 are an integral part of the Transactions and that, without these agreements, the parties would not enter into this Agreement. Each party further acknowledges that the Company Termination Fee if, as and when required to be paid, is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee is payable, and which do not involve actual and intentional fraud or Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. In addition, if the Company fails to pay in a timely manner any amount due pursuant to Section 7.2(a), then (i) the Company shall reimburse Parent for all reasonable and documented out-of-pocket costs and expenses (including disbursements and fees of counsel) incurred in the collection of such overdue amounts, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on the amounts payable pursuant to Section 7.2(a) from and including the date payment of such amounts were due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made or a lesser rate that is the maximum then-permitted by applicable Law. Notwithstanding anything to the contrary in this Agreement, except the right to seek monetary damages for actual and intentional fraud or for Willful and Material Breach occurring prior to the valid termination of this Agreement, and without limiting Parent’s or Merger Sub’s right to specific performance in accordance with Section 9.11, (A) the Company Termination Fee (and any other amounts expressly contemplated by Section 7.2, if any) shall be the sole and exclusive remedy available to Parent, its Subsidiaries (including Merger Sub), any financing sources of Parent or its Subsidiaries (including the Financing Parties), and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, affiliate, representative, agent, assignee or successor of any of the foregoing against the Company, its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other Transactions to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation, whether in equity or at law, in contract, in tort or otherwise, in each case, in connection with this Agreement and the Transactions in circumstances in which the Company Termination Fee becomes due and payable and is paid in accordance with this Agreement, and (B) upon Parent’s receipt of the full Company Termination Fee (and any other amounts expressly contemplated by Section 7.2, if any) pursuant to this Section 7.2 in circumstances in which the Company Termination Fee is payable, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. For the avoidance of doubt, (a) Parent may seek specific performance to cause the Company to consummate the Transactions in accordance with Section 9.11 and the payment of the Company Termination Fee pursuant to Section 7.2(a), but in no event shall Parent be entitled to both (i) specific performance to cause the Company to consummate the Transactions in accordance with Section 9.11 and (ii) the payment of the Company Termination Fee pursuant to Section 7.2(a), and (b) the Company may pursue both a grant of specific performance in accordance with Section 9.11 and the payment of other monetary damages, but in no event shall Parent or Merger Sub be obligated to both (i) specifically perform the terms of this Agreement and (ii) pay other monetary damages.

7.3           Effect of Termination. Notwithstanding anything to the contrary in this Agreement, in the event this Agreement is validly terminated by either Parent or the Company as provided in Section 7.1, the provisions of this Agreement shall immediately become void and of no further force and effect, except (a) no such termination shall relieve Parent or Merger Sub of any liability to pay the amount of any indemnification and expense reimbursement payable if, as and when required pursuant to Section 5.15(g), (b) no such termination shall relieve any party for liability for such party’s actual and intentional fraud or Willful and Material Breach of any covenant or agreement of this Agreement prior to its termination (including, in the case of a breach by Parent or Merger Sub, and pursuant to Section 261(a)(1) of the DGCL, damages payable to the Company based on the loss of the premium or right to receive the Merger Consideration that the stockholders of the Company would have received if the Merger were consummated pursuant to the terms of this Agreement (“Benefit of the Bargain Damages”)) and (c) the Nondisclosure Agreement, Section 3.25, Section 4.13, Section 5.2(b), Section 5.15(g), this Article VII and Article IX (and the definitions of any defined terms contained in such Articles and Sections), shall survive the termination of this Agreement. For the avoidance of doubt, (x) prior to the Effective Time, only the Company (and not stockholders of the Company) may bring an action pursuing liability against Parent or Merger Sub for Willful and Material Breach of this Agreement and (y) the Company may retain, without distribution to stockholders, any Benefit of the Bargain Damages received.

Article VIII
Definitions

8.1            Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means an agreement with the Company or its Subsidiaries that is either (a) in effect as of the date of this Agreement or (b) executed, delivered and effective after the date of this Agreement that contains terms that (i) are no less favorable in any material respect to the Company than those contained in the Nondisclosure Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar provision) and (ii) do not in any way restrict the Company (or its Representatives) from complying with any of the provisions of Section 5.3.

“Acquisition Proposal” means, other than a proposal made by Parent or its affiliates with respect to the Transactions, any bona fide written offer, proposal or indication of interest by a Third Party, contemplating or otherwise relating to any transaction or series of transactions involving any (i) direct or indirect acquisition or purchase (whether in a single transaction or a series of related transactions) of assets of the Company and its Subsidiaries constituting 15% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries (excluding cash), or to which 15% or more of the revenues or earnings before interest, taxes, depreciation and amortization of the Company and its Subsidiaries on a consolidated basis are attributable for the most recent fiscal year in which audited financial statements are then available; or (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership of 15% or more of the outstanding Shares or 15% or more of the aggregate voting power of the Company, or securities convertible into or exchangeable for such securities (including by tender offer, exchange offer, self-tender, merger, amalgamation, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions).

“affiliate” means, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. As used in this definition, the term “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract or otherwise; provided that in no event shall the Company or its Subsidiaries be considered an affiliate of Parent, Merger Sub or any of their respective affiliates.

“Anti-Corruption Laws” means any Law related to combating bribery and corruption, including legislation implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the U.N. Convention Against Corruption, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and the U.K. Bribery Act 2010.

“Anti-Money Laundering Laws” means any applicable Law relating to money laundering, including the U.S. Bank Secrecy Act, as amended by the USA PATRIOT Act, 2000 Prohibition of Financing of Terrorism Law, 5765-2005 and Combating Criminal Organizations Law, 5763-2003.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Law to be closed.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Community” means a residential community with respect to which the Company or any of its Subsidiaries has owned, currently owns or is under contract to acquire real property and was previously, is presently, or is anticipated in the future to be, engaged in the development of Residential Lots and/or the construction of Residential Units.

“Company Awards” means, collectively, Company Options, Company RSAs, Company Performance-Based RSAs and Company Performance-Based Cash Awards.

“Company By-Laws” means the Fourth Amended and Restated By-Laws of the Company, as amended from time to time.

“Company Charter” means the Amended and Restated Certificate of Incorporation of the Company, filed on November 24, 1993, as amended by the Certificate of Amendment, filed on December 2, 1993, as further amended by the Certificate of Designation, filed on August 2, 1995, as further amended by the Certificate of Designation, filed on June 21, 1996, as further amended by the Certificate of Change of Registered Agent, filed on May 31, 2002, as further amended by the Certificate of Amendment, filed on February 17, 2005, as further amended by the Certificate of Amendment, filed on April 13, 2010, as further amended by the Certificate of Designation, filed on November 22, 2010, as further amended by the Certificate of Amendment, filed on February 3, 2011, as further amended by the Certificate of Amendment, filed on October 11, 2012, as further amended by the Certificate of Amendment, filed on February 4, 2013, as further amended by the Certificate of Amendment, filed on November 6, 2013, as further amended by the Certificate of Amendment, effective as of November 12, 2016, as further amended by the Certificate of Amendment, filed on November 8, 2019, as further amended by the Certificate of Amendment, filed on November 9, 2022, and as further amended by the Certificate of Amendment, filed on February 5, 2026, as further amended from time to time.

“Company Credit Facility” means that certain unsecured Credit Agreement, dated as of October 13, 2022, by and among the Company, the lenders and issuing lenders party thereto from time to time and J.P. Morgan Chase Bank, N.A., as administrative agent, as modified by that certain Commitment Increase Activation Notice, dated as of October 12, 2023, that certain Commitment Increase Activation Notice and New Lender Supplement, dated as of October 12, 2023, that certain First Amendment, dated as of March 15, 2024, that certain Commitment Increase Activation Notice, dated as of January 28, 2025, that certain Commitment Increase Activation Notice and New Lender Supplement, dated as of January 28, 2025, that certain L/C Commitment Increase Notice, dated as of August 18, 2025, that certain Second Amendment, dated as of January 13, 2026, and that certain Third Amendment, dated as of March 13, 2026, and as further amended, restated, amended and restated, supplemented, waived or otherwise modified from time to time.

“Company Equity Plan” means the Amended and Restated 2014 Long-Term Incentive Plan of the Company, as amended and restated from time to time and the Company’s Employee Stock Option Grant Program.

“Company Fundamental Representations” means Section 3.1(a), Section 3.2 (excluding the first two sentences of Section 3.2(c)), Section 3.3 and Section 3.21.

“Company Material Adverse Effect” means any change, effect, event, development, state of facts, circumstance, condition or occurrence that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, results of operations, assets or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect:

(i)            the negotiation, execution and delivery of this Agreement or the announcement or pendency of the Transactions, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, partners, financing sources, contractors or employees of the Company and its Subsidiaries, or the performance of this Agreement and the Transactions, including compliance with the covenants set forth herein (provided that this clause (i) shall not apply to the representations and warranties contained in Sections 3.4 and 3.9 to the extent the purpose of such representation or warranty is to address the consequences resulting from the negotiation, execution and delivery of this Agreement or the announcement or pendency of the Transactions);

(ii)            changes in conditions generally affecting the industries in which the Company and its Subsidiaries participate or the markets in which the Company and its Subsidiaries operate;

(iii)           any change after the date of this Agreement in applicable Laws or interpretation or enforcement thereof;

(iv)           any change after the date of this Agreement in GAAP or principles or interpretation or enforcement thereof;

(v)            the commencement, continuation or escalation of a war or other material international or national calamity or act of terrorism;

(vi)           volcanoes, tsunamis, pandemics or disease outbreaks, earthquakes, hurricanes, tornados or other natural disasters, cyberattack or cyberbreach or other comparable events, any force majeure event, or any declaration of martial law, quarantine or similar directive, policy, guidance or Law in response thereto;

(vii)          any failure by the Company to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exception in this clause (vii) shall not prevent or otherwise affect a determination that the underlying cause of any such failure is, may be, contributed to or may contribute to, a Company Material Adverse Effect (so long as such underlying cause is not otherwise excluded by any other clause of this proviso));

(viii)         changes in the market price or trading volume of the Shares or any other securities of the Company (it being understood that the exception in this clause (viii) shall not prevent or otherwise affect a determination that the underlying cause of any such change is, may be, contributed to or may contribute to, a Company Material Adverse Effect (so long as such underlying cause is not otherwise excluded by any other clause of this proviso));

(ix)           general changes or developments in the economy, the financial, debt, capital, credit or securities markets or the banking sector (including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market) or political, business or regulatory conditions in the United States or elsewhere in the world, including changes in inflation, supply chain disruptions, and labor shortages, and including as a result of changes in geopolitical conditions;

(x)            any action taken or omitted at the written request of or with the written consent of Parent or Merger Sub;

(xi)            any changes in trade regulations, such as the imposition of new or increased trade restrictions, tariffs, trade policies or disputes, or changes in, or any consequences resulting from, any “trade war” or similar actions in the United States or any other country or region in the world; or

(xii)          Stockholder Litigation;

provided further that any change, effect, event, development, state of facts, circumstance, condition or occurrence referred to in clause (ii), (iii), (iv), (v), (vi), (ix) or (xi) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such change, effect, event, development, state of facts, circumstance, condition or occurrence has a disproportionately adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry or jurisdiction in which the Company and its Subsidiaries operate (in which case, solely the incremental disproportionate adverse impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect).

“Company Notes” means, collectively, $350,000,000 aggregate principal amount of 7.250% Senior Notes due 2029, $250,000,000 aggregate principal amount of 7.500% Senior Notes due 2031, $400,000,000 aggregate principal amount of 8.000% Senior Notes due 2032, $25,800,000 aggregate principal amount of Junior Subordinated Notes due 2036, and $75,000,000 aggregate principal amount of Junior Subordinated Notes due 2036.

“Company Option” means each outstanding option to purchase Shares issued pursuant to the Company Equity Plan.

“Company Performance-Based Cash Award” means each outstanding award of cash issued pursuant to the Company Equity Plan that is subject to specified performance-based vesting criteria. For clarity, Company Performance-Based Cash Awards shall not include any cash base bonuses paid with respect to an annual (or other shorter period, such as quarterly) performance period.

“Company Performance-Based RSA” means each outstanding award of restricted Shares issued pursuant to the Company Equity Plan that is subject to forfeiture or repurchase based on specified performance-based vesting criteria.

“Company RSA” means each outstanding award of restricted Shares issued pursuant to the Company Equity Plan that is subject to forfeiture or repurchase based on specified service-based vesting criteria.

“Company Termination Fee” means an amount equal to $31,300,000.

“Contract” means any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other binding instrument.

“Contract Development Parcel” means any Real Property that the Company or any of its Subsidiaries is under Contract to purchase pursuant to a Development Parcel Contract for the development of Residential Lots in a Community.

“Contract Property” means any Contract Residential Lot, Contract Development Parcel or property under a Land Bank Contract.

“Contract Residential Lot” means any Residential Lot that the Company or any of its Subsidiaries has the contractual right to acquire pursuant to a Lot Purchase Agreement.

“Development Parcel Contract” means any Contract, including Land Bank Contracts, for the acquisition, directly or indirectly, by the Company or any of its Subsidiaries, alone or together with other investors, of a parcel or a group of parcels (whether or not described on a preliminary or final plat map) other than Residential Lots that are Finished Lots.

“Employee Agent” means each employee of the Sub-Agent acting as an Insurance Producer on behalf of such entity.

“Environmental Claim” means any Proceeding by any Person alleging liability or potential liability arising out of, relating to, based on or resulting from the Release of any Hazardous Substances or any alleged violations of any Environmental Law.

“Environmental Law” means all Laws related to the protection of the environment or natural resources, human health or safety (as relating to exposure to or management of Hazardous Substances), or the production, distribution, use, storage, treatment, transportation, recycling, Release or other handling of, or exposure to, Hazardous Substances, including, without limitation, the Clean Water Act, 33 U.S.C. §1151 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq.; the Comprehensive Environmental Response and Compensation Act, 42 U.S.C. §9601 et seq.; the Toxic Substances Control Act, 15 U.S.C. §2601 et seq.; and the Occupational Safety and Health Act of 1970, 29 U.S.C. § 651 et seq. (as it relates to exposure to Hazardous Substances).

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Information” means any (A) pro forma financial information or pro forma financial statements, including post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments, reflecting or giving effect to the Merger and the other Transactions; (B) description of post-Closing capital structure, including descriptions of indebtedness or equity or ownership of Parent or any of its affiliates (including the Company and its Subsidiaries on or after the Closing Date); (C) description of all or any portion of the Financing, including any “description of notes,” “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in preparation of an offering memorandum for private placements of non-convertible, high-yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act; (D) risk factors relating to all or any component of the Financing; (E) (1) historical financial statements or other information required by Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act, (2) any compensation discussion and analysis or other information required by Item 10, Item 402, Item 404 or Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A or (3) separate Subsidiary financial statements; (F) projections, budgets, estimates, forecasts and other forward-looking information; (G) information regarding any post-Closing or pro-forma cost savings, synergies, capitalization or ownership desired to be incorporated into any information used in connection with the Financing; (H) information not reasonably available to the Company or its affiliates under their respective current reporting systems; and (I) other information customarily excluded from a customary information memorandum or offering memorandum for a secured bank financing or senior debt securities issued pursuant to Rule 144A promulgated under the Securities Act.

“Financing Entities” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing, or to purchase securities from or place securities or arrange or provide loans for Parent in lieu of the Financing under the Commitment Letters, in connection with the Merger, including any such parties to the Commitment Letters and any joinder agreements, indentures or credit agreements (including any definitive agreements) relating thereto and their respective successors and assigns.

“Financing Parties” means the Financing Entities and their respective affiliates and their and their respective affiliates’ former, current or future officers, directors, employees, agents, attorneys, advisors, general or limited partners, shareholders and Representatives and their respective successors and assigns.

“Finished Lot” means, as to each Residential Lot, that all civil and geotechnical engineering work has been performed and paid for, all improvements have been constructed and work performed, and all other conditions satisfied and obligations fulfilled, whether on or outside the boundaries of the applicable Residential Lot, as required to obtain a building permit for construction of a single family residence on the applicable Residential Lot upon only the payment of building permit fees. For the avoidance of doubt, any reference herein to a “Finished Lot” shall refer to a Residential Lot that complies with the requirements for substantial completion of a finished lot set forth in the applicable Lot Purchase Agreement.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any government, agency, bureau, board, commission, court, department, official, political subdivision, judicial body or tribunal, committee or other instrumentality or system of any government, whether domestic or foreign, federal, state, provincial or local, any self-regulatory organization (including any securities exchange), or any arbitrational tribunal.

“Hazardous Substances” means a “hazardous waste” defined under the Resource Conservation and Recovery Act, 42 U.S.C. §6901 et seq., “hazardous substances” defined under the Comprehensive Environmental Response and Compensation Act, 42 U.S.C. §9601 et seq., “toxic substance” defined under the Toxic Substances Control Act, 15, U.S.C. §2601 et seq., or as “hazardous waste,” “hazardous substances” or “toxic substances” are defined under state and local laws and regulations, and means petroleum hydrocarbons, asbestos, asbestos-containing materials, lead-based paint, mold, pesticides, herbicides, PCBs, PFAS substances, PFOS, PFOA, sewage, or similar hazardous substances, mixtures, or wastes.

“Home Sale Contract” means, as of any date of determination, any Contract (i) for the sale of a Residential Unit to a retail home purchaser by the Company or any of its Subsidiaries and (ii) under which the sale of the applicable Residential Unit to a retail buyer has not been consummated prior to such date of determination.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indentures” means, collectively, the (i) Indenture, dated as of September 24, 2019, among the Company, the subsidiary guarantors party thereto and U.S. Bank National Association, as trustee, related to the 7.250% Senior Notes due 2029, (ii) Indenture, dated as of March 15, 2024, among the Company, the subsidiary guarantors party thereto and Regions Bank, as trustee, related to the 7.500% Senior Notes due 2031, (iii) Indenture, dated as of June 23, 2026, among the Company, the subsidiary guarantors party thereto and Regions Bank, as trustee, related to the 8.000% Senior Notes due 2032, (iv) Indenture, dated as of June 15, 2006, by and among the Company and JPMorgan Chase Bank, National Association, as trustee, related to the Junior Subordinated Notes due 2036, and (v) Indenture, dated as of January 15, 2010, by and among the Company and Wilmington Trust Company, as trustee, related to the Junior Subordinated Notes due 2036.

“Inquiry” means any inquiry, proposal or offer that constitutes, or that would reasonably be expected to result in, an Acquisition Proposal.

“Insurance Carrier Client” means any insurance company or other Person whose insurance products the Sub-Agent has placed.

“Insurance Law” means all Laws applicable to the regulation of the business of insurance or reinsurance or the conduct of such business by any Person, including without limitation insurance producers, risk retention groups and captive insurers, whether federal, national, provincial, state, local, foreign or multinational, and all applicable orders, directives of, and market conduct or financial recommendations resulting from market conduct or financial examinations of, Insurance Regulators.

“Insurance Policies” means all insurance policies (including historic, occurrence based policies) and arrangements held by or for the benefit of the Company, any of its Subsidiaries, or the business, assets or properties owned, leased or operated by the Company or any of its Subsidiaries, as the case may be prior to the date of this Agreement other than a Company Benefit Plan.

“Insurance Producer” means any licensed insurance broker or brokerage, licensed insurance agent or agency, or licensed insurance producer or sub-producer, or any one else selling, soliciting or negotiating insurance.

“Insurance Regulators” means all Governmental Entities regulating the business of insurance or reinsurance, or regulating the conduct of such business by any Person.

“Intellectual Property” means any (a) technology, formulae, algorithms, procedures, processes, methods, subroutines, systems, techniques, ideas, concepts, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (b) Proprietary Information; (c) specifications, designs, industrial designs, architectural designs, models, diagrams, blueprints, devices, prototypes, schematics and development tools; (d) Software, websites, content, images, logos, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter; (e) databases and other compilations and collections of data or information (“Databases”); (f) Marks; (g) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”); and (h) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed in this definition.

“Intellectual Property License” means any license, sublicense, right, covenant, right or obligation of non-assertion, concurrent use agreement, settlement agreement, co-existence agreement, agreement not to enforce or prosecute, permission, immunity, consent, release or waiver under or with respect to any Intellectual Property or Intellectual Property Rights.

“Intellectual Property Rights” means any rights in Intellectual Property (anywhere in the world, whether statutory, common Law or otherwise) including (a) Patents; (b) copyrights, applications for registration of copyright, including such rights in works of authorship, literary works, databases, Software, pictorial and graphic works, mask work rights, reversions and moral rights (“Copyrights”); (c) other rights with respect to Software, including registrations of these rights and applications to register these rights; (d) industrial design rights and registrations of these rights and applications to register the rights; (e) rights with respect to Marks, and all registrations for Marks and applications to register Marks; (f) rights with respect to Domain Names, including registrations for Domain Names; (g) rights with respect to Trade Secrets and rights with respect to Proprietary Information, including rights to limit the use or disclosure of Proprietary Information by any Person; (h) rights with respect to Databases, including registrations of these rights and applications to register these rights; (i) rights of publicity and personality, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials; (j) rights in or relating to applications, registrations, combinations, revisions, divisions, continuations, continuations-in- part, renewals, reissues, reversions, reexaminations, or extensions of any of the foregoing; (k) all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing infringement, misuse or misappropriation; and (l) any rights equivalent or similar to any of the foregoing.

“Intervening Event” means any change, effect, event, development, state of facts, circumstance, condition or occurrence with respect to the Company and its Subsidiaries that was not known by or reasonably foreseeable by the Company Board as of the date of this Agreement; provided, however, that in no event shall any of the following constitute an Intervening Event: (A) the receipt, existence or terms of an Acquisition Proposal or any inquiry or communications relating thereto or any matter relating thereto or consequence thereof, (B) changes in the market price or trading volume of the Shares or any other securities of the Company, or any change in credit rating or the fact that the Company meets or exceeds internal or published estimates, projections, forecasts or predictions for any period (however, the underlying reasons for such changes may constitute an Intervening Event) or (C) actions required to be taken (or to be refrained from being taken) pursuant to this Agreement.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means all computer, information technology and data processing systems, facilities, firmware, middleware, routers, hubs, switches, and services, including all Software, hardware, networks, communications facilities, platforms and related systems and services owned, leased or licensed by the Company or any of its Subsidiaries and otherwise used or held for use in the operation of the business of the Company or a Subsidiary of the Company.

“Joint Venture” means the Persons listed in Section 8.1(a) of the Company Disclosure Schedule.

“Knowledge” means (a) when used with respect to the Company, the knowledge of the individuals listed in Section 8.1(b) of the Company Disclosure Schedule; and (b) when used with respect to Parent or Merger Sub, the knowledge of the individuals listed in Section 8.1 (c) of the Parent Disclosure Schedule, in the case of each of clauses (a) and (b), after reasonable inquiry of their direct reports.

“Land Bank Contract” means any option agreement (or similar type contract) pursuant to which the Company or any of its Subsidiaries have the option to purchase Finished Lots together with any construction agreement executed in connection with said option agreement and all ancillary documents executed in connection with said option agreement and/or related construction agreement.

“Law” means any law, statute, constitution, ordinance, rule, regulation, stock exchange listing requirement, treaty, regulation, decree, or other Order issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, including common law.

“Licensed IP” means all Intellectual Property or Intellectual Property Rights owned by a third Person which is used or held for use by the Company or a Subsidiary of the Company in connection with the Company’s or its Subsidiary’s business.

“Lien” means any liens, encumbrances, defects and imperfections of title.

“Lot Purchase Agreement” means any Contract for the acquisition, directly or indirectly, by the Company or any of its Subsidiaries, alone or together with other investors, of Residential Lots, including, without limitation, option agreements relating to the acquisition thereof.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; (ii) compromising the privacy or data security of a user; or (iii) damaging or destroying any data or file without a user’s consent.

“Marks” means trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing.

“Nondisclosure Agreement” means the Nondisclosure Agreement, dated as of July 15, 2026, by and between the Company and Parent.

“NYSE” means The New York Stock Exchange.

“Offering Documents” means prospectuses, private placement memoranda, offering memoranda, information memoranda and lender and investor presentations, in each case, to the extent the same are customary and required under the terms of the applicable Commitment Letter, in connection with the Financing.

“Order” means any judgment, ruling, order, decision, writ, injunction, determination, ruling or decree of any Governmental Entity.

“Owned Company IP” means all Intellectual Property and Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries, including all Registered Company Intellectual Property Rights.

“Parent Material Adverse Effect” means any change, effect, event, development, state of facts, circumstance, condition or occurrence that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on Parent’s or Merger Sub’s ability to timely consummate the Merger.

“Patents” means patents and patent applications, utility models and applications for utility models, inventor’s certificates and applications for inventor’s certificates, and invention disclosure statements.

“Permits” means any license, permit, consent, qualification, franchise, registration, certificate, rights or other similar authorization issued by, or otherwise granted by, any Governmental Entity under applicable Law.

“Permitted Liens” means any Lien: (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or that is being contested in good faith by appropriate proceedings and for which adequate reserves are maintained on the financial statements of the Company or the Subsidiary of the Company in accordance with GAAP; (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent; (iii) is specifically disclosed on the most recent consolidated balance sheet of the Company or the notes thereto included in the Company SEC Documents as of the date of this Agreement; (iv) which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements; (v) which is imposed on the underlying fee interest in real property subject to a real property lease; (vi) that arises as a result of a non-exclusive license or other non-exclusive grant of rights under Intellectual Property, in each case, in the ordinary course of business; (vii) that arises from pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, in each case in the ordinary course of business; (viii) which is an immaterial defect, imperfection or irregularity in title, charge, easement, covenant and right of way of record or zoning, building and other similar restriction, in each case, that does not adversely affect in any material respect the current or anticipated use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (ix) that has arisen in the ordinary course of business and is not material to the Company and its Subsidiaries, taken as a whole; (x) on any assets of the Company or its Subsidiaries or any pledge of securities of any Subsidiary pursuant to the terms of the Company Credit Facility or any Indenture; and (xi) any Real Estate Permitted Liens.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity.

“Personal Information” means, in addition to any definition provided by applicable Privacy Law for the same or any similar term (e.g., “personal data,” “personally identifiable information,” “PII” or “protected health information”), information regarding or capable of being associated with an identified or identifiable individual, household or device. Personal Information may relate to any individual, including a current, prospective or former customer, user, employee or vendor of any Person. Personal Information includes information in any form, including paper, electronic and other forms.

“Privacy Law” means, to the extent applicable to the Company or a Subsidiary of the Company and relating to the Processing of Personal Information or otherwise relating to privacy, data security, consumer protection or security breach notification requirements: (i) any internal and external rules, policies and procedures of the Company or its Subsidiaries, including any current or previously posted publicly-facing privacy policy or terms of use or service and any other written public statements made by or on behalf of the Company or a Subsidiary of the Company, (ii) any Law or binding guidance issued by any Governmental Entity, including any Law or binding guidance applicable to the recording, monitoring, interception or sending of communications by email, telephone, text message and fax or the use of cookies or other online tracking technologies, (iii) binding industry standards applicable to the industry in which the Company or a Subsidiary of the Company operates, including the Payment Card Industry Data Security Standard, and (iv) the relevant terms of Contracts into which the Company or a Subsidiary of the Company has entered or is otherwise bound.

“Proceeding” means all actions, suits, claims, charges, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other proceedings, in each case, by or before any Governmental Entity (in the case of investigations and examinations, to the Knowledge of the Company as used in relation to the Company or any of its Subsidiaries).

“Process” means any operation performed on Personal Information, including collection, creation, receipt, access, use, handling, compilation, analysis, monitoring, maintenance, storage, transmission, transfer (including cross-border transfer), protection, security, disclosure, sale, making available, destruction or disposal. “Processing”, “Processed” and words of similar import have the same meaning.

“Proprietary Information” means information and materials not generally known to the public, including Trade Secrets.

“Real Estate Permitted Lien” means (1) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due, or which are being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar lien arising in the ordinary course of business and for amounts that are either not yet delinquent or have been bonded over, (C) which is expressly disclosed on the most recent consolidated balance sheet of the Company or notes thereto included in the Company SEC Documents, or (D) which was incurred in the ordinary course of business since the date of such recent consolidated balance sheet of the Company, (2) easements, rights-of-way, licenses, restrictions, dedications and other similar encumbrances and title defects, in each case, which does not and is not reasonably expected to materially and adversely affect the current or proposed use, occupancy or value of the Real Property subject thereto or the development potential thereof, (3) any declaration of covenants, conditions and restrictions with respect to the management, maintenance and governance of property owned or to be owned by a master association or homeowners’ association that is in compliance in all material respects with the requirements of any applicable Laws and with respect to which there are no delinquent fees, charges or other payments due from the Company or any of its Subsidiaries (or otherwise with respect to any Real Property subject thereto), in each case which does not and is not reasonably expected to materially and adversely affect the current or proposed use, occupancy or value of the Real Property subject thereto or the development potential thereof and (4) with respect to Leased Real Property, any Lien which is a statutory or common law Lien to secure landlords, lessors or renters interests under Company Leases and any Lien which is imposed on the underlying fee interest in real property subject to a Company Lease.

“Real Estate Purchase Agreements” means, individually or collectively as the case may be, Lot Purchase Agreements and Development Parcel Contracts.

“Real Property” means, individually or collectively as the case may be, Owned Real Property and Leased Real Property.

“Registered Company Intellectual Property Rights” means (a) all issued Patents, pending Patent applications, Mark registrations, applications for Mark registrations, Copyright registrations, applications for Copyright registrations, industrial design registrations, applications for industrial design registrations and Domain Name registrations, in each case, owned or purported to be owned, filed or applied for by, or on behalf of, the Company or any of its Subsidiaries and (b) any other applications, registrations, recordings and filings filed by or on behalf of the Company or any of its Subsidiaries (or otherwise authorized by or in the name of the Company or any of its Subsidiaries) with respect to any Owned Company IP.

“Regulatory Agency” means any Governmental Entity charged with the supervision or regulation of the Company’s business.

“Release” means, unless permitted by applicable Law, any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Representative” means, with respect to any Person, any affiliate of such Person, or any director, officer, manager, partner, employee, financial advisor, accountant, legal counsel, consultant, debt or equity financing source or other authorized agent or representative of or retained by such Person or any of its affiliates.

“Requisite Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the voting power represented by the outstanding Shares that are entitled to vote thereon in accordance with the DGCL.

“Residential Lot” means any Real Property in a Community consisting of a residential lot upon which a single-family residence or townhome has been, is being or is anticipated to be constructed.

“Residential Unit” means a single-family residence or townhome constructed or anticipated to be constructed on a Residential Lot (whether or not the Residential Lot is owned by the Company or any of its Subsidiaries).

“Rights Agreement” means the Rights Agreement for the Protection of NOLs and Energy-Efficiency Tax Credits, dated as of November 12, 2025, between the Company and Equiniti Trust Company, LLC.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means any officer, director, employee or individual independent contractor of the Company or any of its Subsidiaries.

“Software” means all (a) computer programs, including all software implementations of algorithms, code, programs, applications, APIs, models, methodologies and implementations thereof (including mobile phone applications, HTML code, firmware and other software embedded in hardware devices), whether in source code or object code or machine readable form; and (b) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, limited liability company, association or other business entity (including any charitable foundation) of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls (or is entitled to control, by virtue of such Person’s ownership of voting interests, by contract, or otherwise) the board, managing director, general partner or similar governing body of such partnership, association or other business entity.

“Superior Proposal” means a bona fide, written Acquisition Proposal (with references in the definition thereof to 15% being deemed to be replaced with references to 50%), which the Company Board determines in good faith after consultation with the Company’s outside legal counsel and independent financial advisors (i) to be more favorable to the Company’s stockholders from a financial point of view than the Merger, after taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal (taking into account all legal, financial, transaction consideration, regulatory, timing and other aspects of such proposal) and of this Agreement (including any proposed changes to the terms of this Agreement or the Transactions pursuant to Section 5.3), and (ii) is reasonably likely to be consummated in accordance with its terms (taking into account all legal, financial, regulatory and timing aspects of such proposal and the Person or group of Persons making such proposal).

“Takeover Statute” means any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, deficiencies, imposts and other similar charges and fees in the nature of a tax imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, capital gains, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, national health insurance, excise, withholding, ad valorem, stamp, transfer, value-added, surtax, occupation, environmental, disability, real property, personal property, unclaimed property, escheat, business, turnover, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax and any additional amounts imposed, assessed or collected with respect to any of the foregoing, whether disputed or not, and including any obligation to indemnify or otherwise share, assume or succeed to the Tax liability of any other Person, including as a transferee or successor, by applicable Law, or by Contract.

“Tax Return” means any report, return (including information return), claim for refund, estimated filing, statement, declaration or other document, filed or required to be filed with a Governmental Entity in connection with the determination, assessment, collection or payment of any Tax, including any schedule or attachment thereto, and including any amendments thereof.

“Third Party” shall mean any Person other than Parent, Merger Sub and their respective affiliates.

“Third-Party Agent” means each Person, other than as an Employee Agent, that is acting as an Insurance Producer for or on behalf of the Sub-Agent.

“Trade Secret” means all trade secret rights and other rights in know-how and confidential or proprietary information or in information that derives independent economic value, actual or potential, from not being known to other Persons.

“Treasury Regulations” means the final and temporary regulations promulgated under the Code by the U.S. Department of Treasury.

“Willful and Material Breach” means a deliberate action taken or deliberate failure to act that the breaching party intentionally takes (or fails to take) and actually knows that it would, or would reasonably be expected to, be or cause a material breach of this Agreement; provided that, notwithstanding the foregoing, the failure of a party to consummate the Merger when the relevant conditions to the Merger set forth in Article VI (other than conditions that are to be satisfied at or immediately prior to the Closing) have been satisfied or waived and such party is obligated to effectuate the Closing pursuant to Section 1.2 will, in and of itself, constitute a Willful and Material Breach.

8.2            Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
2026 Annual Bonus	Section 5.6(b)(i)
2027 Annual Bonus	Section 5.6(b)(ii)
401(k) Plan	Section 5.6(e)
Acquiring Person	Section 2.6
Affiliate Contract	Section 3.20
Affiliated Persons	Section 9.15
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.3(c)(ii)
Annual Short-Term Incentive Plan	Section 5.6(b)
Benefit of the Bargain Damages	Section 7.3
Book-Entry Shares	Section 2.2(b)(ii)
Capitalization Date	Section 3.2(a)
Certificate of Merger	Section 1.2
Certificates	Section 2.2(b)(i)
Change of Recommendation	Section 5.3(c)(i)
Closing	Section 1.2
Closing Date	Section 1.2
Closing Legal Impediment	Section 6.1(b)
Commitment Letters	Section 4.6(a)
Company	Preamble
Company Benefit Plan	Section 3.10(a)
Company Board	Recitals
Company Board Recommendation	Section 3.3(b)
Company Disclosure Schedule	Article III
Company Insurance Licenses	Section 3.22(b)
Company Lease	Section 3.13(c)

Term	Section
Company Meeting	Section 5.4(a)(i)
Company Permits	Section 3.9(b)
Company Related Parties	Section 7.2(c)
Company SEC Documents	Section 3.5(a)
Company SEC Financial Statements	Section 3.5(c)
Consent Solicitation	Section 5.15(e)(xiii)(2)
Continuation Period	Section 5.6(a)
Continuing Employee	Section 5.6(a)
Copyrights	Section 8.1
D&O Insurance	Section 5.7(c)
Databases	Section 8.1
Debt Offer	Section 5.15(e)(xiii)(1)
Debt Offer Documents	Section 5.15(e)(xiii)(1)
Debt Offers	Section 5.15(e)(xiii)(1)
Definitive Agreements	Section 5.15(a)
Development Real Property	Section 3.13(b)
DGCL	Recitals
Disclosure Schedules	Article IV
Dissenting Shares	Section 2.3
Domain Names	Section 8.1
Effective Time	Section 1.2
Engagement Letters	Section 3.21
Environmental Permits	Section 3.12(a)
Event Notice Period	Section 5.3(d)(i)(1)
FCPA	Section 8.1
Financing	Section 4.6(a)
Financing Amount	Section 4.6(c)
Indemnitee	Section 5.7(a)
Indemnitees	Section 5.7(a)
JPM	Section 3.21
Labor Agreement	Section 3.11(a)
Leased Real Property	Section 3.13(c)
Material Contracts	Section 3.15(a)
Material Supplier	Section 3.16
Material Supplier Agreement	Section 3.16
Merger	Recitals
Merger Consideration	Section 2.1(a)
Merger Sub	Preamble
Moelis	Section 3.21
Non-Parties	Section 9.15
Other Required Filings	Section 5.5(a)
Outside Date	Section 7.1(b)
Owned Real Property	Section 3.13(a)
Parent	Preamble

Term	Section
Parent Disclosure Schedule	Article IV
Parent Subsidiaries	Section 4.3(a)
Parent Subsidiary	Section 4.3(a)
Paying Agent	Section 2.2(a)
Payoff Letter	Section 5.14
Preferred Stock	Section 3.2(a)
Prohibited Modifications	Section 5.15(a)
Proposal Notice Period	Section 5.3(d)(ii)(2)
Proxy Statement	Section 5.4(a)(ii)
Recourse Theory	Section 9.15
Redemptions	Section 5.15(e)(xiii)(3)
Remedy Action	Section 5.5(e)
Replacement Financing	Section 5.15(b)
Sarbanes-Oxley Act	Section 3.5(a)
Share	Recitals
Shares	Recitals
Stockholder Litigation	Section 5.11
Sub-Agent	Section 3.22(a)
Surviving Corporation	Section 1.1(a)
Transactions	Section 1.1(a)
Voting Agreement	Preamble

Article IX
General Provisions

9.1            Fees and Expenses. Except as otherwise expressly provided herein, (a) the Company shall pay or cause to be paid all of its and its Subsidiaries’ fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers and other representatives and consultants), and (b) Parent and Merger Sub shall each pay or cause to be paid all of its fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers and other representatives and consultants), in each case, incurred in connection with the negotiation of this Agreement, the performance of its obligations hereunder, and the consummation of the Transactions; provided that all filing fees incurred in connection with any filings under the HSR Act required for the Transactions and any Other Required Filings shall be borne by Parent.

9.2            Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via electronic mail to the applicable e-mail address set out below, if transmitted before 5:00 p.m., Eastern time, on a Business Day (so long as no notice of failure of delivery is received by the sender) and if not so transmitted by 5:00 p.m., Eastern time, on a Business Day, 9:00 a.m., Eastern time, on the Business Day after such transmission, (c) the next Business Day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service, or (d) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing pursuant to this Section 9.2 by the applicable party:

Notices to Parent or Merger Sub:

Dream Finders Homes, Inc.

14701 Phillips Highway, Suite 300

Jacksonville, Florida 32256

Attention:                     Robert Riva, Vice President and General Counsel

Email:                             [***]

with copies (which shall not constitute notice) to:

Foley & Lardner LLP

100 N. Tampa Street, Suite 2700

Tampa, Florida 33602

Attention:                        Steven W. Vazquez

Mark T. Plichta

Garrett F. Bishop

Email:                               svazquez@foley.com

mplichta@foley.com

gbishop@foley.com

Notices to the Company:

Beazer Homes USA, Inc.

2002 Summit Blvd NE, 15th Floor

Atlanta, Georgia 30319

Attention:           Michael A. Dunn

Email:                  [***]

with a copy (which shall not constitute notice) to:

King & Spalding LLP
1180 Peachtree Street NE
Atlanta, Georgia 30309

Attention:               William C. Smith III

Erik Belenky

Robert J. Leclerc

Email:                       calsmith@kslaw.com

ebelenky@kslaw.com

rleclerc@kslaw.com

If the Company or any of its Subsidiaries desires to take any action prohibited by Section 5.1, a representative of the Company may request consent to take such action by sending an email to the representatives of Parent set forth in Section 9.2 of the Parent Disclosure Schedule, and approval by any such representative of Parent via email will be deemed Parent’s “consent in advance in writing” for purposes of Section 5.1.

9.3            Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part (whether by operation of law or otherwise), or delegated by (a) Parent or Merger Sub, without the prior written consent the Company; provided Parent or Merger Sub may, without the consent of the Company, assign in whole or in part its rights, interests and obligations pursuant to this Agreement to (i) another wholly owned direct or indirect Subsidiary of Parent or (ii) any Financing Entity pursuant to the terms of the Financing solely for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Financing; provided further that such assignment contemplated by the immediately preceding clause shall not relieve Parent or Merger Sub of any of their obligations hereunder, or (b) the Company, without the prior written consent of Parent, and in each case any assignment without such consent shall be null and void ab initio.

9.4            Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extent possible.

9.5            References. Capitalized terms used herein shall have the respective meanings assigned thereto herein (such definitions to be equally applicable to both the singular and plural forms and to the masculine as well as to the feminine and neuter genders of the terms defined). A term defined as one part of speech (such as a noun) shall have a corresponding meaning when used as another part of speech (such as a verb). All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto (including in headings in any parentheticals following section references) are solely for the purpose of reference, are not part of the agreement of the parties, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. All references to days or months shall be deemed references to calendar days or months (unless Business Days are specified). In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.” All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Article”, “Section,” or “Exhibit,” shall be deemed to refer to an article of this Agreement, a section of this Agreement or exhibit to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. English shall be the governing language of this Agreement. The word “including” shall mean “including, without limitation”. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “in the ordinary course” or “in the ordinary course of business” shall be deemed to be followed by the phrase “consistent with past practice” whether or not so specified. “Shall” and “will” mean “must,” and shall and will have equal force and effect and express an obligation. “Writing,” “written” and comparable terms refer to printing, typing, and other means of reproducing in a visible form. The word “or” is not exclusive, and shall be interpreted as “and/or”. The words “made available to Parent” and words of similar import refer to documents (i) posted to the data room maintained by the Company or its Representatives in connection with the Transactions, (ii) delivered in person or electronically to Parent, Merger Sub or any of their respective Representatives or (iii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at or prior to 11:59 p.m., Eastern time, one day prior to the date of this Agreement. References herein to “this Agreement” mean this Agreement as from time to time amended, modified or supplemented, including by waiver or consent. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

9.6            Construction.

(a)            Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.

(b)            The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any Third Party of any matter whatsoever (including any violation of Law or breach of contract).

9.7            Amendment and Waiver. This Agreement may be amended, and any provision of this Agreement may be waived; provided, however, that, after receipt of the Requisite Company Stockholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s stockholders without such approval; provided further, that any such amendment or waiver shall be binding upon the Company only if such amendment or waiver is set forth in a writing executed by the Company, and any such amendment or waiver shall be binding upon Parent or Merger Sub only if such amendment or waiver is set forth in a writing executed by Parent or Merger Sub, as applicable. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

9.8            Complete Agreement. This Agreement, the Voting Agreement, the Commitment Letters, and each of the other documents, instruments and agreements delivered in connection with the Transactions, including the Nondisclosure Agreement, contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

9.9            Third Party Beneficiaries. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement, except that (a) the Financing Parties shall be express third party beneficiaries of and have the right to enforce Section 9.20 and (b) following the Effective Time, (x) the holders of Shares and Company Awards shall be express third party beneficiaries of, and have the right to enforce the right to receive the consideration set forth in, Article II and (y) the Indemnitees shall be express third party beneficiaries of, and have the right to enforce, Section 5.7.

9.10            Waiver of Trial by Jury. THE PARTIES WAIVE ANY RIGHT, TO THE FULLEST EXTENT PERMITTED BY LAW, TO A TRIAL BY JURY IN ANY ACTION, CLAIM OR PROCEEDING (I) ARISING UNDER THIS AGREEMENT, (II) ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING, OR (III) ARISING OUT OF OR RELATING TO THE FINANCING OR THE COMMITMENT LETTERS. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11            Specific Performance.

(a)            Except as otherwise expressly provided herein, any remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)            The parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is agreed that prior to the valid termination of this Agreement pursuant to Article VII, each party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other party, to a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and to any further equitable relief.

(c)            The parties’ rights in this Section 9.11 are an integral part of the Transactions and each party hereby waives any objections to any remedy referred to in this Section 9.11 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any party. In the event any party seeks any remedy referred to in this Section 9.11, such party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(d)            Notwithstanding anything to the contrary in this Agreement, if any party initiates a Proceeding to prevent breaches (or threatened breaches) of this Agreement, to enforce specifically the terms of this Agreement, or both, then the Outside Date will be automatically extended by (i) the amount of time during which such Proceeding is pending plus twenty (20) Business Days or (ii) such other time period established by the court presiding over such Proceeding.

(e)            Each party further agrees that by seeking the remedies provided for in this Section 9.11, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party under this Agreement and nothing set forth in this Section 9.11 shall require any party to institute any Proceeding for (or limit any party’s rights to institute any Proceeding for) specific performance under this Section 9.11 prior to or as a condition to exercising any termination right under Section 7.1, nor shall the commencement of any action, suit or proceeding pursuant to this Section 9.11 or anything set forth in this Section 9.11 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 7.1 or pursue any other remedies under this Agreement, the Commitment Letters or otherwise in connection with the Financing that might be available then or thereafter (subject to the terms and conditions set forth herein and therein).

9.12            Counterparts. This Agreement may be executed in multiple counterparts (including by an electronic signature, electronic scan or electronic transmission in portable document format (.pdf), including DocuSign, .tif, .gif, .jpg or similar delivered by electronic mail, such delivery an “Electronic Delivery”), each of which will be deemed an original (and will have the same binding legal effect as if it were the original signed version) but all of which together will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. No party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.13            Governing Law. This Agreement, together with all Proceedings, issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any Proceeding or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to agreements executed and performed entirely within such State, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction), that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

9.14            Consent to Jurisdiction. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the United States District Court for the District of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the United States District Court for the District of Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the United States District Court for the District of Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.14 in the manner provided for notices in Section 9.2. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

9.15            Non-Recourse. This Agreement may only be enforced against, and any Proceeding that may be based upon, in respect of, arise under, out of or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution, performance or breach, of this Agreement, including, any representation or warranty made or alleged to have been made, in connection with or as an inducement to, this Agreement (each of such above-described legal, equitable or other theories or sources of liability, a “Recourse Theory”) may only be made or asserted against (and are expressly limited to) the Persons that are expressly identified as parties in the preamble to and signature pages of this Agreement and solely in their capacities as such. No Person who is not a party (including, (a) any former, current or future direct or indirect equity holder, controlling Person, management company, incorporator, member, partner, manager, director, officer, employee, agent, affiliate, assignee, attorney or representative of, and any financial advisor or lender to (all above-described Persons in this clause (a), collectively, “Affiliated Persons”) a party or any affiliate of such party, and (b) any Affiliated Persons of such Affiliated Persons but specifically excluding the parties (the Persons in clauses (a) and (b), together with their respective successors, assigns, heirs, executors or administrators, collectively, but specifically excluding the parties, the “Non-Parties”)) will have any liability whatsoever in respect of, based upon or arising out of any Recourse Theory under this Agreement. Without limiting the rights of any party against the other parties as set forth herein, in no event will any party, any of its affiliates or any Person claiming by, through or on behalf of any of them institute any Proceeding under any Recourse Theory against any Non-Party.

9.16            Disclosure Schedules. Disclosure of any information, item or matter set forth in any section or subsection of the Disclosure Schedules shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of the Agreement to which it corresponds in number and each other section or subsection of the Agreement to the extent that it is reasonably apparent on its face that such information, item or matter also qualifies or applies to such other section or subsection. Capitalized terms used and not otherwise defined in the Disclosure Schedules shall have the meanings given to them in this Agreement. Pursuant to Section 268(b) of the DGCL, the Company Disclosure Schedule and the Parent Disclosure Schedule shall not be deemed part of this Agreement for purposes of any provision of the DGCL, but shall have the effects provided in this Agreement.

9.17            Survival. The representations, warranties, covenants and agreements of the parties contained in this Agreement shall not survive the Closing except that this Section 9.17 shall not limit any covenant or agreement of the parties which by its terms contemplates performance in whole or in part after the Effective Time, which shall survive to the extent expressly provided for herein.

9.18            Waiver. At any time prior to the Effective Time, Parent (on behalf of itself and Merger Sub), on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any obligation or other act of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

9.19            Obligations of Parent, Merger Sub and the Company. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action.

9.20            Financing Parties. Notwithstanding anything in this Agreement to the contrary (including Section 9.7, Section 9.10, Section 9.11, Section 9.13 and Section 9.14), the Company, on behalf of itself, its Subsidiaries and each of its controlled affiliates, hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Financing, the Commitment Letters, the Definitive Agreements or the performance thereof or the transactions contemplated hereby or thereby, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Commitment Letters or in any definitive documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Financing, the Commitment Letters, the Definitive Agreements or the performance thereof or the transactions contemplated hereby or thereby in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal action in any such court, (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law any rights or claims to trial by jury in any such legal action brought by or against the Financing Parties in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letters, the Definitive Agreements or the performance thereof or the transactions contemplated hereby or thereby, (f) agrees that this Agreement may not be enforced against any Financing Party and that none of the Financing Parties shall have any liability to the Company or any of its Subsidiaries or any of their respective controlled affiliates or Representatives, nor shall the Company or any of its Subsidiaries or any of their respective controlled affiliates or Representatives have any recourse against the Financing Parties, relating to or arising out of this Agreement, the Financing, the Commitment Letters, the Definitive Agreements or the performance thereof or the transactions contemplated hereby or thereby (subject to the last sentence of this Section 9.20), whether at law, in equity, in contract, in tort or otherwise, and (g) agrees that the Financing Parties are express third-party beneficiaries of, and may enforce, any of the provisions of this Section 9.20, and that this Section 9.20 (and any definition in this Agreement to the extent that an amendment of such definition would affect the provisions of this Section 9.20) may not be amended in a manner adverse to the Financing Parties without the written consent of the Financing Entities (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, nothing in this Section 9.20 shall in any way limit or modify the rights and obligations of Parent or Merger Sub under this Agreement, or any Financing Party’s obligations under the Commitment Letters, or the rights of the Company and its Subsidiaries against the Financing Parties with respect to the Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Dream Finders Homes, Inc.

By:	/s/ Robert Riva
	Name:	Robert Riva
	Title:	Vice President and General Counsel

Bulldogs Merger Sub, Inc.

By:	/s/ Robert Riva
	Name:	Robert Riva
	Title:	Secretary

Beazer Homes USA, Inc.

By:	/s/ Allan P. Merrill
	Name:	Allan P. Merrill
	Title:	Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Amended & Restated Certificate of Incorporation of the Surviving Corporation

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BEAZER HOMES USA, INC.

ARTICLE I

The name of the corporation is Beazer Homes USA, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is: The Corporation Trust Company.

ARTICLE III

The nature of the business and the purposes to be conducted and promoted by the Corporation are to conduct any lawful business, to promote any lawful purpose and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (“DGCL”). The Corporation will have perpetual existence.

ARTICLE IV

1.            The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock, $0.01 par value per share (the “Common Stock”).

2.            Shares of the Common Stock may be issued from time to time as the Board of Directors of the Corporation (the “Board”) shall determine and on such terms and for such consideration as shall be fixed by the Board. The amount of the authorized Common Stock of the Corporation may be increased or decreased by the affirmative vote of the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote.

ARTICLE V

Elections of directors need not be by written ballot unless required by the Bylaws of the Corporation. Any director may be removed from office either with or without cause at any time by the affirmative vote of the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote, given at a meeting of the stockholders called for that purpose, or by the consent of the holders of a majority of the outstanding Common Stock of the Corporation entitled to vote, given in accordance with DGCL Section 228.

ARTICLE VI

In furtherance and not in limitation of the powers conferred upon the Board by law, the Board shall have the power to make, adopt, alter, amend and repeal from time to time the Bylaws of the Corporation subject to the right of the stockholders entitled to vote with respect thereto to alter, amend and repeal Bylaws made by the Board.

ARTICLE VII

The personal liability of the directors or former directors of the Corporation to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director is hereby eliminated to the fullest extent permitted by law. Any repeal or modification of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director or former director of the Corporation existing hereunder (or previously existed) with respect to any act or omission occurring prior to such repeal or modification. If the DGCL is hereafter amended to further eliminate or limit the personal liability of directors, then the liability of a director or former director of the Corporation shall be eliminated or limited to the fullest extent then permitted.

ARTICLE VIII

The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto, including, without limitation, its past or present directors and officers. Expenses (including attorneys’ fees) incurred by an officer or director (past or present) in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized hereby. Any repeal or modification of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of an officer or director or former officer or director of the Corporation existing hereunder (or previously existed) with respect to any act or omission occurring prior to such repeal or modification.

ARTICLE IX

Subject to the last sentence of Articles VII and VIII of this Amended and Restated Certificate of Incorporation, the Corporation reserves the right to amend or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.